
03050134

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peninsular & Oriental Steam Navigation

*CURRENT ADDRESS

PROCESSED
APR 24 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2083 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw
DATE : 4/21/03

Annual Report 2002

P&O

International strength, local focus

P&O will use its brand, global presence and management skills to achieve world class operational and financial performance in logistics and transport

Highlights

P&O is continuing to re-allocate capital to high growth, high return businesses

Key points for 2002

- Pre-exceptional pre-tax profit £9 million (2001 £160 million) after negative swing of £108 million for P&O Nedlloyd and £42 million for Property due to timing of disposals.
- Recommended final dividend of 9.0p and dividend policy reiterated.
- Container port profit up 16% and throughput up 23%.
- Ferries reorganisation ahead of schedule.
- Cold Logistics market leadership in California and Texas following successful acquisition.
- Second half up swing in P&O Nedlloyd freight rates.

International strength, local focus

The Companies operating under the P&O flag are world leaders in their markets, delivering first-class service to customers





The Group

P&O is a worldwide transport and logistics company. Operating under the widely recognised house flag and brand name, P&O's businesses are focused on achieving world class operational and financial performance and on delivering first class service to customers.

Strategy P&O is committed to focusing its capital on those businesses which are market leaders in sectors which offer strong growth and value creation opportunities. Consequently, capital is being re-allocated within the Group. The significant restructuring of the Group continues to be supported by the considerable value that is being realised from the Property portfolio.

P&O Ports

One of the world's pre-eminent container terminal operators and stevedores, with 24 container terminals and logistics operations in over 90 ports, P&O Ports has a presence in 17 countries across the world. Its main service is containerised cargo handling based on long term concessions to operate terminals in ports which offer strong growth opportunities. Other services include: general cargo, bulk cargo, roll on – roll off facilities and cruise passenger terminal management. P&O also provides a range of maritime services, including for the offshore oil and gas industry.

Strategy Ports is committed to achieving strong profit growth by increasing scale organically through local trade growth and market share gain at existing locations, by expanding current capacity or developing/acquiring new terminal facilities and by improving the efficiency of its container terminal operations through spreading best practice and effective portfolio management.

Geographical presence



8.9m*

Volume of teu handled in 2002

* P&O equity share
teu = twenty foot equivalent unit.
This is the standard size of a container and is a common measure of capacity in the container business.





P&O Ferries

P&O is a household name in the UK for ferry travel. The majority of the business was re-branded under one name, 'P&O Ferries', in 2002 following the Dover-Calais operation becoming wholly owned by P&O. P&O Ferries carries freight and tourist traffic between the UK and France, Spain, Belgium and Holland. P&O Irish Sea operates routes for freight and tourist passenger traffic between the UK, France and Ireland. P&O has a fleet of 32 ships. P&O Ferrymasters, the European unit load transporter business, is now part of Ferries.

Strategy Ferries is focusing on routes with strong tourist demand but also with a significant freight component. It aims to: deliver a consistently high quality service to customers – 'To be the best at everything we do'; and exploit the opportunities of a consolidated ferry brand and the associated economies of scale and purchasing power.

Geographical presence



15.1m

Passengers carried in 2002

P&O Cold Logistics

Cold Logistics provides a full range of logistics services, ranging from refrigerated warehousing to complex retail supply chain management, for temperature controlled products. It is one of the world's few international temperature controlled logistics companies and has strong competitive positions in the USA, Australasia and South America.

Strategy Cold Logistics is aiming to achieve strong growth by leveraging its competitive advantages in the USA, Australia, New Zealand and Argentina via: extending existing contractual relationships with major retail customers in Australia and the USA; gaining an increased share of food manufacturers' business in current markets; and maximising yields from current infrastructure.

Geographical presence



6.7m

Pallets handled in 2002

Other operations

P&O Nedlloyd Container Line is a 50:50 joint venture between P&O and Royal Nedlloyd NV. It is one of the world's largest container shipping companies operating 157 vessels totalling 407,000 teu. P&O Nedlloyd's global liner network offers 84 routes and 235 direct call ports. It has an extensive inland transport capability and offers a wide range of value added services.

P&O Properties has 40% of its assets in the US, including business parks in Atlanta and Denver and a commercial/office development in Boston. It also has major development sites in the UK and Germany, some resort interests in Spain and Australia and a small investment property portfolio in the UK and USA.

Chairman's statement

Despite the present uncertainties we are seeing a continuation of the positive trends that were present in the second half of 2002

RESULTS AND DIVIDEND

Our container terminal and ferries businesses, which are central to the future growth of the Company, achieved a significant increase in profit. The result for P&O Nedlloyd, where we are seeking to reduce our interest, showed a deterioration of £108.4 million. The contribution from Property also declined, by £42.3 million, because of the timing of development property disposals. Total operating profit was therefore £121.0 million (2001 £273.6 million).

The interest charge of £111.8 million was similar to last year (£113.6 million), with increased borrowings more than offset by lower interest rates and the impact of the weaker US dollar.

The pre-exceptional profit before tax was £9.2 million (£160.0 million). Exceptional items showed a loss of £144.9 million (profit of £13.0 million) of which £98.4 million related to the sale of Contract Logistics. Within the £98.4 million, £47.2 million consisted of goodwill previously written off to reserves.



The tax charge was £35.5 million (2001 £44.8 million), reflecting an effective tax rate of 30% on the pre-exceptional profit of the Group before the Group share of the P&O Nedlloyd result. We generally benefit from tonnage tax but when our shipping businesses report losses we are not able to claim tax relief.

Before reorganisation costs, exceptional items and goodwill amortisation, the loss per share was 1.6p (2001 earnings 17.3p). The basic loss per share was 27.1p (2001 earnings 17.0p).

The Board recommends a final dividend of 9.0p per £1 nominal of deferred stock which, together with the interim dividend of 4.5p, would give a total dividend for the year of 13.5p. The dividend will be paid on 4 June 2003 to deferred stockholders on the register at the close of business on 21 March 2003. Our dividend policy remains unchanged. As we have said before, it reflects our view of the long term prospects for the Group and it will not be affected by any short term profit volatility resulting from cyclical businesses.

GROUP STRATEGIC DIRECTION

We are continuing to direct capital to the strongest growing areas of the business where we have a competitive advantage and exiting from, or reducing, investment elsewhere. Our top priority is our commitment to reduce our investment in our joint venture company, P&O Nedlloyd. Market conditions in 2002 were not conducive to achieving this objective. As the container shipping cycle is now on the upswing we are determined to achieve progress.

In the meantime, P&O Nedlloyd is continuing to achieve significant reductions in unit costs.

We made considerable progress with our other strategic objectives in 2002. We focused investment on businesses where we are a market leader. In Ports, we announced new projects of over £90 million at Shekou in China, Manila in the Philippines, Le Havre and Marseille in France and Vancouver in Canada. These will increase our total installed capacity by approximately 1.5 million teus or nearly 10%.

Our consolidation of P&O Stena Line and the major reorganisation of the P&O Ferries business should enable us to achieve synergies of £15 million on an annualised basis in 2003 and to exceed this going forward. In Cold Logistics, we are now the market leader in the US markets where we operate, primarily California and Texas, following a US$70 million acquisition towards the end of the year.

We took capital out of those areas where we did not believe that P&O could achieve market leadership. We completed a successful disposal of most of our Trans European business in December for £152.5 million in cash. Our bulk shipping investment has been reduced through the sale of eight vessels for US$107 million.

Looking ahead, we are committed to achieving operational excellence and further growth in Ports. We are ahead of schedule with the reorganisation of Ferries and expect to achieve further

Key announcements 2002	Acquisition of Stena's 40% holding in P&O Stena Line	Disposal of 4 ABC vessels	Expansion of Shekou Container Terminal	Disposal of 4 more ABC Vessels
	April	May	July	August

operational efficiencies and yield improvements. We will continue to realise Property assets and reinvest the proceeds in our fastest growing businesses, notably Ports.

The significant progress we have made in challenging market conditions is a credit to our employees, whose achievements are set out more fully on pages 20 and 21.

THE BOARD

Sir Bruce MacPhail, our Group Managing Director, plans to step down from the Board at the end of this year. Sir Bruce will be 65 next year and, having been Group Managing Director of P&O for nearly 20 years, now wishes to reduce his commitments. I am delighted, however, that on a part time basis he has agreed to retain responsibility for winding down the property portfolio.

Sir Bruce has been my closest colleague and friend for well over 30 years since joining me when I founded Sterling Guarantee Trust. He is an exceptionally able businessman who has made a huge contribution to P&O. I am pleased that we will continue to benefit from his detailed knowledge of our property business.

Robert Woods will become Chief Executive, taking over from Sir Bruce, from the end of this year. It will be with great pleasure that I welcome Robert to this role. Robert joined P&O in 1971 and has been a member of the Board since 1996. He has had wide experience of the Group, particularly in ports and container shipping. When he becomes Chief Executive, Robert will retain direct executive responsibility for Ports but will relinquish his position as Group Managing Director of P&O Nedlloyd Container Line.

We intend to appoint Nick Luff as our new Chief Financial Officer. Nick is currently Chief Financial Officer of P&O Princess Cruises plc and, assuming the proposed transaction with Carnival Corporation proceeds as expected, he will be leaving P&O Princess shortly after completion. Prior to the demerger of P&O Princess in October 2000 Nick was of course Finance Director of P&O. He therefore knows the Group well and I am sure he will make a strong contribution when he joins us full time from the beginning of June.

To ensure continuity following the appointment of our new Chief Executive and Chief Financial Officer, the Board has invited me to stand for re-election at our AGM in May 2003. Going forward, I intend to devote as much time as need be to strategic matters and pursuing P&O's interests with governments and high level contacts both here and abroad. Otherwise I will leave the day to day running of the Company to the executive team. I then propose to stand down from the Board after the AGM in 2005.

Graeme Dunlop retired from the Board at the year end. Graeme joined P&O in 1964 and was a member of the Board since 1991. He played a major role in the development of P&O's ferry division over many years, helping to achieve the brand leadership we enjoy today and made an invaluable contribution to the Board. I am delighted that he will become President of the European Community Shipowners Association in June 2003.

We previously announced that Joanne Curin planned to step down from the Board. She has now done so. I am grateful to Joanne for all that she has done for the Group, with enthusiasm and commitment. We wish her well for the future.

OUTLOOK

Clearly there are many uncertainties at present including the growth rate of the world's major economies, the oil price, currencies and, not least, the Middle East. So far, however, we are seeing a continuation of the positive trends that were present in the second half of 2002.

On a like for like basis, throughput in our container terminals for the first two months was over 20% up on the same period last year and earnings are ahead. Ferries has made a steady start to the year and will benefit further from the current reorganisation. P&O Nedlloyd's utilisation levels are ahead of last year while average freight rates are 6% higher than the low point of 2002 and there is less new tonnage to be absorbed by the industry.

On the basis of current trading we would therefore expect to achieve a significantly improved result for 2003 and to move further ahead in 2004.



The Lord Sterling of Plaistow GCVO CBE
Chairman
6 March 2003

P&O Cold Logistics acquisition in US

October

Ports & CMA-CGM joint venture in France

November

Sale of Contract Logistics business

December

Operating and financial review – Strategic review
The Group has continued to evolve

In my report last year I indicated that we completed strategic reviews of our Ports, Ferries and Logistics businesses and highlighted a sharpened investment strategy.

The shape of the current Group is shown below and these businesses are summarised on pages 2 and 3 of this report.

The current status of our Group Strategy and achievements made in 2002 are outlined in the Chairman's report. The key features behind that strategy are explained in more detail here:

STRATEGIC REVIEW

PORTS

We continue to believe that Ports remains a highly attractive business. The industry benefits from:

- World container volumes continuing to grow at a multiple of growth in GDP.
- Attractive industry structure; P&O's global brand, scale, financial capability and operational expertise create a strong competitive advantage.

P&O Ports has specific advantages due to:

- Our focus on ports servicing origin and destination cargos means that the local hinterland and economy underpins continual volume growth through our container terminals, so there is limited risk that the cargo can be relocated to another port.
- We have common user terminals. P&O Ports services a wide range of customers and does not have capacity dedicated to any particular customer.

Consequently, the focus of our investment will continue to be through exercising options to increase our capacity at existing locations or through further investment in new concessions.

Given the long term (customarily 30 year) nature of port concessions, new investments take time to reach an optimum utilisation and may dilute returns in the short term. However, our established container terminals (over 5 years old) reported a return on average capital employed of 19% in 2002, significantly above the Group cost of capital. This demonstrates why we believe this business remains attractive.

FERRIES

The P&O Stena Line business was formed in April 1998 in response to the significant capacity introduced into the Dover-Calais ferry market when the Channel Tunnel was opened. The venture performed well but the requirement to segregate the business from the rest of our ferry operations led to duplication. Our objectives of delivering yield improvements and operational efficiencies and meeting our cost of capital meant that a significant restructuring of the business was required. Acquisition of Stena Line's 40% of P&O Stena Line in 2002 was a step in this process and now enables P&O Ferries to target significant cost savings of £15 million on an annualised basis in 2003 and further improvements through consolidating and re-branding the business.

LOGISTICS

Our strategic review demonstrated that the third and fourth party logistics market continues to become more global and that P&O would have required significant investment to compete with the market leaders. It was also clear that greater returns could be achieved in our other businesses. Consequently our Contract Logistics business was sold in 2002.



Sir Bruce MacPhail

Group net operating assets £3.4bn
at December 2002


Property 25%
Ports 29%
Cargo Shipping 21%
Ferries 19%
Cold Logistics 6%

Our Cold Logistics business operates within a niche sector of the logistics industry and requires specialist skills to operate supply chains within a tightly controlled temperature environment. The industry remains relatively fragmented, comprising a number of regional competitors in the key markets in which P&O operates. Consequently, further capital was committed to that business in 2002 to enable it to gain market leadership in its most important US markets, California and Texas.

CARGO SHIPPING

P&O Nedlloyd operates within a fragmented industry that suffers from significant pricing pressure when world trade demand is out of balance with container ship supply. Consequently, the earnings are cyclical. Given the relative size of P&O Nedlloyd within the P&O Group, this creates cyclicality within the overall P&O Group results, hence our commitment to reduce our exposure to this business. This remains a key strategic objective for the Group. At the same time, however, there are strong synergies with our container ports business. We would therefore like to retain some, albeit much reduced, shareholding in future so as to exert influence over a major container shipping company. Our passive investment in Associated Bulk Carriers continues to be reduced. In 2002 the fleet was reduced from 22 to 14 vessels through disposals for a total consideration of US$107 million.

PROPERTY

We have a significant development portfolio located in attractive locations in the USA, Europe and the UK. The Property portfolio will continue to be sold down over the medium term. Its contribution to earnings will be dependent on the timing of development completions and disposals.

Objectives for 2003

- Achieve progress in reducing our interest in P&O Nedlloyd.
- Further investment and operational efficiency in P&O Ports.
- Complete the reorganisation and re-branding of P&O Ferries.
- Integrate US acquisition into P&O Cold Logistics and extract scale benefits and synergies.



Shekou Container Terminal, China



P&O Cold Logistics, USA



Nhava Sheva International Container Terminal, Mumbai, India

Operating and financial review – Ports
Leading in key worldwide markets

P&O PORTS

PERFORMANCE REVIEW

- Challenging business environment in 2002, particularly in Argentina.
- P&O share of volume of containers handled increased by 23% to 8.9 million teus, 14% organic growth.
- Total investment of £90 million announced for new container facilities in China, Philippines, Canada and France.
- Terminal developments ongoing at New York, Chennai in India, Colombo in Sri Lanka and Tilbury in the UK.

MARKET REVIEW

The container terminal industry remains fragmented and P&O accounts for approximately 5% of total world throughput. In 2002 throughputs at container terminals worldwide grew by 9% based on initial industry estimates. The largest growth rates were recorded in China, where Shanghai recorded a 30% increase, and in Shenzhen where ports indicated increases of up to 50%. This was reflected in strong container volume growth on intra-Asian trades and on the transpacific trade lanes.

CUSTOMERS

From IT to security we are active in finding solutions for customers and ensuring we deliver best practice. P&O Ports operates common user facilities and, consequently, our customers include all the major container shipping lines as well as a number of specialised companies in the maritime sector such as car carriers and bulk and general cargo carriers. We also perform logistics activities dealing directly with transport companies and the ultimate cargo owners such as manufacturers, traders and importers.

On specific new ventures our customers can be shareholders and we are co-operating with a number of carriers in projects around the world. One example of this is the proposed acquisition of EGIS Ports SA, a terminal operator in Le Havre and Marseille, in joint venture with the French CMA-CGM Group.

We aim to provide excellent value to our customers, with a commitment to delivering industry leading levels of service in all our locations.

FINANCIAL REVIEW

P&O Ports generated an operating profit of £116.8 million (2001 £115.1 million). A good performance by our container terminals business was partly offset by a reduced result for general stevedoring.

Operating profit for container terminals increased by 16% to £98.5 million (2001 £84.9 million). Throughput increased by 23% (2001 21%) of which organic growth was 14% (2001 9%). This strong growth in throughput would have increased earnings by approximately £35 million. Variable costs rose by £5.1 million due to wage and other increases offset by savings from our value improvement programme. Depreciation and amortisation grew by £5.2 million. One-off items and the economic turmoil affecting our Buenos Aires terminal in Argentina cost a further £9.3 million. The weak US dollar and other currency movements cost approximately £5.0 million. Excluding one-off costs and the position in Buenos Aires, operating profit would have increased by 27%, in line with growth in throughput.

Operating profit £m


140
120
100
80
60
40
20
0
1999
2000
2001
2002

P&O equity share of container volumes (teu)


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Asia
America
Europe
ANZ
1999
2000
2001
2002



CASCO Container Terminal, Vancouver, Canada

Operating and financial review – Ports
Applying best practice across all facilities

For our established container terminals, i.e. those that are over five years old, the return on average capital employed in 2002 was 19% (2001 16%). For the total Ports business, including new terminals which have yet to reach full operational efficiency, return on average capital employed was 12% (2001 13%).

In Asia, where over half of our port assets are located, we achieved a good performance. Our container terminal in Mumbai has established itself as the leading facility on the Indian subcontinent and now handles in excess of 100,000 teu per month at industry leading service levels. In China, the transfer of all international services from the old port in Qingdao to the QQCT facility operated by P&O Ports was completed in November 2002. Monthly throughput increased from just 28,000 teu at the start of the year to approximately 100,000 in December. Volumes at Shekou in the Shenzhen region of Southern China grew by nearly 50% during the year.

In the Americas, our terminal in Buenos Aires reported volumes down almost 20% as trade with Argentina contracted during the economic crisis. The terminal remains profitable, however, and an improving trend on exports was evident in the second half of 2002. Ongoing development work impacted the operation of Port Newark in New York. In Europe, Southampton handled higher throughputs but suffered from congestion in the peak period for imports in October. Our Antwerp terminal is now demonstrating improved performance. Our terminals in Australia had a good year, reporting improved earnings due to a buoyant economy and a strong growth of imports.

During 2002 we invested approximately £75 million in developing existing terminals, primarily in Australia and at New York and Southampton. Further development also took place at Manila in the Philippines, Chennai in India, Colombo in Sri Lanka and Qingdao in China. We also expect to invest US$40 million, representing our 20% share, in the 0.9 million teu expansion of the existing container terminal at Shekou, China. New investments included formation of a 50:50 joint venture with the French container shipping line CMA-CGM to acquire 80% of Egis Ports SA, France's leading container terminal operator. We recently announced the acquisition of an existing container terminal and cargo stevedore in Vancouver.

Apart from container terminals, we have a smaller general ports business that handles more cyclical cargoes such as cars, steel, bulk commodities, and agricultural products as well as ferry and cruise passengers. Operating profit for this business was £5.0 million (2001 £16.3 million). In the US, passenger traffic through our New York cruise terminal recovered well following the 11 September 2001 tragedy. However, USA tariffs, which have since been lifted, reduced steel imports handled in our port operations in the Gulf of Mexico and there was an increase in workers compensation claims. The drought in Australia impacted both imports and exports of bulk cargo. In Antwerp the total market for breakbulk tonnage reduced sharply during 2002 but is currently showing some signs of recovery.



Cranes arriving at Chennai Container Terminal, India



Volumes at Shekou, Southern China, grew by nearly 50%

In 2002 we achieved most of the £15 million value improvement targeted at the beginning of the year. However, the effect of this was masked by the impact of the weak US dollar and other currencies and was offset by restructuring costs. The restructuring in 2002 will deliver overhead cost savings of a further £5 million in 2003.

We are continuing to achieve synergy benefits from our portfolio of container terminals. This is particularly true in regard to IT systems. We have commenced a project to replace core operating systems with one enhanced IT system during 2003/4 which will integrate all aspects of the business from operations to customers to finance. This will support the corporate goals of streamlining the business and applying best practice across all our facilities. The new management structure that was introduced last year has resulted in a clearer separation at corporate level between operations and development. This has further improved the spreading of best practice whilst supporting the growth of global customer relationships.



P&O Ports NV, Antwerp, Belgium

Our Maritime Services business reported another successful year with operating profit of £13.2 million (2001 £13.9 million).

The offshore supply fleet again operated at close to full capacity and business from the Australian government and other contracts contributed to another strong result albeit that some 'off season' work obtained for our specialised vessels in 2001 was not repeated in 2002.

OUTLOOK

Despite the uncertain outlook for growth in the world's major economies, container volumes moving through our terminals continue to grow rapidly. This trend is starting to have a favourable impact on tariffs, particularly in ports where supply continues to lag demand. However, currency weakness, particularly with the US dollar and the Indian rupee, and increased insurance costs could have a negative impact. New capacity at strategic high growth locations in China and India will come on stream in 2003, and a number of development and investment opportunities are being pursued vigorously in various locations around the globe.

Objectives for 2003

- Grow the business organically and through acquisition.
- Integrate new and acquired operations in China, Canada and France.
- Increase efficiency of operations and operating returns via best practice and commence development of new enterprise software systems.
- Expand the service offering to provide added value services to existing port customers.
- Ensure that all facilities comply with increasingly demanding port security requirements.



Customer Service at Reservation and Travel Services, Dover, UK

Operating and financial review – Ferries
A household name in the UK

P&O FERRIES

PERFORMANCE REVIEW

- Short Sea route became wholly owned on 13 August 2002 followed by re-branding of P&O Ferries and commencement of business reorganisation.
- Earnings improvement achieved in 2002 across all sectors except Irish Sea.
- Unprofitable Felixstowe and Dover-Zeebrugge services closed.
- Charters for 3 vessels renegotiated at Portsmouth at reduced rates.
- On-board spend per head on the Short Sea reached record levels, well in excess of duty-free period (which ended in 1999), and 11% up on last year.

MARKET REVIEW

P&O is one of the leading operators in all the sectors around the UK in which it operates. According to industry estimates, the Anglo-Continental freight market has grown at approximately 7% per annum for the last 5 years. The tourist market has declined by 2-3% over the last 5 years.

Considering specific ro-ro markets:

- Short Sea – this is the major Anglo-Continental route, centred around Dover and comprising over 60% of the total tourist market and approximately 40% of the total freight market. Eurotunnel is the market leader. P&O Ferries is the leading ferry operator. The main ferry competitor is Sea France, followed by the smaller operators Norfolk Line and Hoverspeed.
- North Sea – this route services the European gateways of Holland and Belgium. Main competitors to P&O include DFDS and Stena Line. There are several competitors in the freight market.
- Western Channel – this is principally a tourist route focused on France and northern Spain. P&O Ferries and Brittany Ferries carry the vast majority of traffic, with the latter having a slightly larger share.
- Irish Sea – P&O concentrates on the freight sector. Our main competitors are Stena Line, Norse Merchant and Irish Continental Group (ICG). The tourist market comprises a number of operators with P&O Irish Sea having a relatively small market share.

Operating profit £m*


70
60
50
40
30
20
10
0
-10
1999
2000
2001
2002

*excludes £16.5m reorganisation costs in 2002
Includes Ferrymasters*

Volume '000s


Short sea tourist vehicles
Short sea freight units
Other routes tourist vehicles
Other routes freight units
2,500
2,000
1,500
1,000
500
0
1999
2000
2001
2002



The Pride of Bilbao in new livery



Customers surfing the web on the Pride of Rotterdam

Operating and financial review – Ferries
Driving improved customer service

CUSTOMERS
P&O Ferries is committed to delivering a consistently high quality service to its customers. Driven by a commitment to safety and service it is focused on the premium segment of the ferry market. The current reorganisation of P&O Ferries into a single brand and business will create a consistent product quality across sectors.

Tourist customers will benefit from the current roll-out of relationship marketing and reservation systems and freight customers will benefit from centralised pre-booking, driver authorisation, load tracking, billing and payment systems.

FINANCIAL REVIEW
The Ferries division, which now includes Ferrymasters (previously reported within Logistics), achieved a much improved operating profit of £13.7 million compared to a loss of £1.2 million in the previous year. The main part of this result relates to the Ferries business itself which reported an operating profit of £14.5 million after one-off reorganisation costs of £16.5 million compared to a loss of £1.0 million in 2001. The improvement reflected a better tourist result following the adverse impact of foot and mouth disease in 2001, with increases in market share and rates. On the North Sea, however, the high level of sterling for much of the year meant that the number of incoming tourists was reduced. On-board spend continued to grow strongly but freight remained competitive.

P&O acquired Stena Line's 40% shareholding in P&O Stena Line for approximately £152 million in August. This has enabled our Short Sea, Western Channel and North Sea operations to be brought together under the common 'P&O Ferries' brand with annual savings of at least £15 million. Implementation of these changes has been quicker than originally anticipated with the result that the total one-off cost of £16.5 million has been incurred in 2002.

In July, we closed our non-profitable Felixstowe routes and in September P&O Scottish Ferries ceased operations following expiry of the contract with the Scottish Executive. In December, the Dover-Zeebrugge freight route was closed. Two of the vessels previously on that route are being refurbished and converted into modern multi-purpose vessels to replace two older vessels on the Dover-Calais route in 2003. The third vessel is continuing as a freight ferry but on the Dover-Calais route.

The total net operating assets of the business increased by £161.6 million to £585.3 million (2001 £423.7 million), principally due to the P&O Stena Line transaction. Excluding one-off reorganisation costs, the return on average net operating assets was 6% (2001 (0.2)%).

On the Short Sea, we consolidated £33.1 million operating profit. The return on average net operating assets before reorganisation costs was 15%, once again comfortably exceeding the cost of capital. The total freight market grew 4%. However, P&O Ferries' volumes declined 7% due to increases in capacity by other operators and a firm rate stance adopted by P&O which resulted in our average rates increasing by 4%. The total tourist vehicle market declined 3% and the total passenger market was static. P&O Ferries' tourist vehicle carryings were 2% up and


EUROPEAN HIGHLANDER
P&O
Irish Sea
Naming of the European Highlander


Restaurant on board the Pride of Le Havre

rates improved. On-board spend per head grew strongly to over £20, 11% higher than in 2001.

On the North Sea our tourist vehicle carryings declined, principally due to a slow-down in Continental traffic entering the UK, but rates increased. Excluding the closed Felixstowe routes, freight volumes and rates were flat. The Western Channel made further progress, with increased tourist vehicle volumes and increased rates. Two older vessels were sold and replaced by one modern chartered vessel. On the Irish Sea, where our business is primarily freight, there was pressure due to excess capacity combined with a slower Irish economy.

OUTLOOK
We have seen a steady start to the year on the Short Sea. The tourist vehicle market is slightly down and we have lost some market share but rates are firm. Conversely, the freight market has grown and our market share has increased although again rates are firm. Trading conditions on the North Sea remain competitive. Lower tourist carryings on the Western Channel have been offset by improved rates and increased on-board spend. On the Irish Sea we have increased both freight and tourist carryings. On all routes, forward bookings are similar to last year. A number of vessel charters have been renegotiated at significantly reduced rates. The most important point, however, is that the reorganisation and re-branding of P&O Ferries is proceeding ahead of schedule.

FERRYMASTERS
Following the successful sale of Contract Logistics at the end of 2002, the unit loads business, Ferrymasters, has strengthened its relationship with Ferries. During the year it went through further restructuring. This resulted in lower turnover but higher operating margins, and an operating loss of £0.8 million (2001 £0.2 million loss) after restructure costs of £2.7 million. Volumes on Continental routes improved in the second half of the year, particularly in the fourth quarter, due to the stronger euro and increased market share. However, for the full year, volumes were down 6%. In Ireland, a continued focus on higher yielding traffic resulted in 12% lower volumes. Net operating assets reduced to £41.8 million from £49.5 million in 2001.

Objectives for 2003

- Launch the 'P&O Ferries' brand, delivering a stronger marketing message at a lower cost.
- Further enhance 'on-board' product quality to provide consistency across all sectors.
- Streamline administrative functions to deliver £15m of annualised cost savings.
- Cover cost of capital.
- Target further areas of business improvement, including port operating costs, procurement and supply chain initiatives, which will benefit 2004 and beyond.



Tourist vehicle carryings were 2% up on the Short Sea



Ferrymasters has strengthened its relationship with Ferries

Operating and financial review – Cold Logistics
Strong competitive position in chosen markets

P&O COLD LOGISTICS

PERFORMANCE REVIEW

- Strong performance in Australasia.
- Market position increased from 6th to 4th largest operator in the world.
- Key retail contracts in Australia extended until 2006.
- Integration of Eskimo Logistics refrigerated warehouse business in New Zealand completed.
- New 12,600 pallet facility opened in California and supported by acquisition of a customs broking and forwarding business.
- Pressure on margins, particularly in the United States.
- Small Argentine business performed profitably despite difficult economic conditions.

MARKET REVIEW

P&O Cold Logistics is the second largest operator in Australia with a very strong position in New South Wales. In the USA operations are focused in California and Texas where it is now the number one operator. In New Zealand and Argentina P&O Cold Logistics is the largest operator.

Market growth is driven by growth in demand for refrigerated food products, growth in the range of refrigerated products e.g. convenience foods and also the trend towards supply chain outsourcing.

CUSTOMERS

Cold Logistics services leading food retailers, manufacturers, primary producers and also importers/exporters and provides a wide range of services from traditional pallet storage and product transport to complex supply chain management for temperature sensitive products e.g.

- High volume carton picking, and packing for a wide range of product lines.
- Inventory management including stock rotation, replenishment and stock ownership.
- Customised on-line information and transactions.
- Import and export services including customs documentation and container packing and unpacking.
- Production line facilities linked to warehouse operations.
- Retail distribution and freight consolidation.

The business has moved towards partnering customers via service agreements that include detailed key performance indicator measures.

FINANCIAL REVIEW

Cold Logistics reported a reduced operating profit of £12.5 million (2001 £18.0 million). Return on average net operating assets was 6% (2001 10%) and the operating profit margin was 8% (2001 13%).

Capital expenditure of £67.0 million was concentrated in the US where we acquired complementary assets from ProLogis for US$70 million in October. This has made P&O Cold Logistics the number one operator in the important California and Texas markets. A new 140,000 cubic metre facility was also opened in California in June and quickly achieved high occupancy.
The Australasian business achieved another excellent performance. Key retail contracts were extended for terms until 2006, and services to customers were expanded, particularly in distribution. Revenue and operating profit grew by


TEKLOGIX
On-line order management system

Storage capacity 5.6 million m³


South America
3%
Australasia
26%
USA
71%

Operating profit £m


20
18
16
14
12
10
8
6
4
2
0
1999
2000
2001
2002

approximately 5% due to the successful integration of Eskimo Logistics which was acquired in June 2001. Margins remained high.

The results from our existing US business were not as strong as in previous years. Increased competition and some in-sourcing by customers resulted in margin pressure. The position was further exacerbated by the weaker US dollar and increased insurance costs. The existing US management has been strengthened, labour productivity and utilisation is being improved and the roll out of our warehouse IT systems is continuing. The acquisition from ProLogis completed in October and the new facility in California performed well. The small South American business remained profitable.

OUTLOOK

Looking ahead, the Australasian business continues to do well. In the USA, the recent acquisitions have put Cold Logistics in a strong competitive position in the key markets of California and Texas and integration of the assets acquired will provide opportunities for significant net profit growth in 2003 after one-off integration costs. With its focus on the food sector the business is largely resilient to the slower economic growth rate. We therefore expect to achieve a better result in 2003.

Objectives for 2003

- Improve performance of USA business.
- Maintain strong retail position in Australasia and extend relationships with food manufacturers.
- Continued innovation of services e.g. voice picking technology.
- Leverage strength in export sector of South America and increase market share as international operators restart operations.



Warehouse operations are linked to production line facilities


P&O

Cold Logistics is the 4th largest operator in the world

Operating and financial review – Other activities
Managing our other operations

CARGO SHIPPING

P&O's share of the P&O Nedlloyd result was an operating loss of £85.6 million (2001 £22.8 million profit). Total throughput for P&O Nedlloyd increased by 12% to 3.6 million teu (2001 3.2 million teu), compared to an increase in slot capacity of 5%. The operating loss was principally due to a decline in average freight rates, which fell 12% year on year due to doubts about whether the growth rate of world container trade would be maintained, and the introduction of significant new capacity into the industry.

The loss included £9.4 million (2001 £5.2 million) of restructuring costs and £2.5 million due to the impact of the recent US West Coast port dispute. The weak US dollar and high bunker costs, particularly in the second half of the year adversely affected the result by approximately £5 million each.

Against this, P&O Nedlloyd achieved cost savings of US$290 million annualised at the end of 2002 and remains on course to deliver savings of US$350 million annualised by the end of 2003.

Cash flow remained positive and net debt was reduced by US$12 million to US$693 million.

Several major operational targets were achieved in 2002. The shared service centres in India and China continued to absorb an increasing proportion of back office functions. The Europe/US – Australia/New Zealand fleet was replaced by improved vessels and containers. Finally, P&O Nedlloyd has been accepted into the Customs-Trade Partnership Against Terrorism by US Customs and will be working with US Customs to further enhance its supply chain security profile.

Although average freight rates fell for the year as a whole, strong volume growth during the year resulted in P&O Nedlloyd's average rate increasing from US$1,131 in Q2 to US$1,162 in Q4. Increased rates were achieved on the important Europe/Asia trades, while rates on other routes continued to experience pressure. With less new capacity to be absorbed and continuing growth in world trade, the outlook is for freight rates to continue to improve although the degree of improvement remains uncertain in the present climate. The weakness in the US dollar and current high bunker costs are having a negative impact. In summary, however, we are confident that P&O Nedlloyd will achieve a much improved result in 2003.

P&O's bulk shipping interest is part of an externally managed company. In 2002 the average net revenue per day was approximately US$11,400 (2001 US$14,400) resulting in an operating loss of £0.8 million (2001 £8.3 million profit) for P&O's 50% interest. Towards the end of 2002, the dry bulk market enjoyed a significant turnaround with daily rates doubling from the low point in the middle of the year to around US$16,000. They have since strengthened further. The fleet was reduced from 22 to 14 vessels in 2002 and consequently P&O's share of net operating assets was reduced to £96.9 million (2001 £151.0 million). P&O's share of dividends declared for 2002 was US$20 million of which US$12.5 million cash was received in 2002, reducing P&O's investment.

PROPERTY

Property achieved an operating profit of £52.4 million (2001 £94.7 million). The result was down on the prior year


P&O

New containers introduced to improve service offering



P&O Nedlloyd Remuera part of the ANZ fleet improvement programme because the portfolio consists largely of development property where profits are dependent on the timing of completions and consequently are inherently uneven.

In the USA, where nearly half of our development property is located, profit was £7 million down on 2001. Increased land and building sales were achieved in Atlanta at margins of up to 50%, largely as a result of land bank assets being held at historic cost from the late 1980's. Two office buildings and some 120 acres of land for retail, office, residential and hospital facility development were sold. There was reduced activity at Denver but several mixed use projects were sold, reducing the land holding. The Denver office market remains difficult but the retail and housing markets are steady. Profit levels at Boston were slightly down due to increased real estate taxes and also a difficult office market. Our 2.8 million square feet of mixed use space adjacent to the financial district remains over 90% occupied.

In Germany, profits were lower by approximately £5 million in 2002 as the 2001 result included the sale of our residual equity in the Oberhausen Shopping Centre project. The final phase of our five phase development project in Hamburg has now been completed and occupancy at the rest of the development is 75%, despite a weak letting market.

In the UK, 2001 was a particularly strong year due to some significant development sales. By comparison, profits in 2002 were down by some £37 million. However, 30 properties were sold for prices in excess of book value, notably Marketgate Shopping Centre in Lancaster and St Anne House, Croydon. In London, progress continues at the Regent Quarter development at Kings Cross and also at Waterloo. The Public Enquiries into the port and logistics developments at London Gateway (formerly Shell Haven) commenced on 25 February 2003.

Our La Manga resort in Spain had a good year with an increase in profits of £2 million. The Australian resorts and other businesses improved profits by £2 million. The smaller property related businesses continue to be sold down, with virtually all of the assets of Maxxiom being disposed for £9m.

Net operating assets of the division remained at £848.0 million (2001 £848.1 million) as disposals were offset by investment in a number of projects. These included the Hamburg office development, a new 360 bed four star 'apart-hotel' at La Manga, some mixed use developments in the USA, and also the retention of properties following the disposal of Contract Logistics.

CONTRACT LOGISTICS

At the end of December we sold the Contract Logistics business of Trans European to Wincanton plc for £152.5 million cash while retaining property assets with a book value of £26.4 million. In 2002, Contract Logistics achieved turnover of £793.3 million (2001 £745.5 million) and an operating profit of £12.0 million (2001 £15.9 million). The downturn in results reflected the slowdown in continental Europe, particularly in Germany, and restructuring and increased insurance costs. The remaining part of the Trans European business, Ferrymasters, is being integrated into Ferries.



Crescent Park, Denver Tech Center, USA



Lakeside at Lenox Park, Atlanta, USA

Operating and financial review – People and community
Embracing corporate and social responsibility

EMPLOYEES

The P&O house flag is recognised across the globe. Our brand reputation relies on our employees delivering first class service throughout every business in every location where we operate. The commitment of our employees to their businesses is not just reflected in financial results but also by the number of awards that have been collected throughout the Group.

For example, Nhava Sheva Container Terminal was awarded the country's 'Best Infrastructure Project' by the Confederation of Indian Industry. Our Ferries business received 15 national and European travel awards in a highly competitive arena. These ranged from the Call Centre Focus award for 'European Call Centre of the Year' (Best Culture), sponsored by BT to 'Excellence in Training and Development' from the Hotel and Catering Personnel Association, while Cold Logistics in Australia was awarded 'New South Wales Employer of the Year' at the State training awards.

Developing and nurturing the talent within the business remains a priority. Our employees, and their development, are of critical importance to the future success of the organisation. In October 2002, our ports division founded the P&O Ports Institute. This is not a traditional "bricks and mortar" entity but operates on all levels globally, using current instructional technologies through partnerships with appropriate educational institutions. The Institute will provide employees with the opportunity to develop their knowledge and skills, through means of formal training, targeted development initiatives and distance learning programmes.

As outlined in last year's Annual Report we are rolling out a Global ShareSave Plan during 2003 which will enable employees worldwide to save towards a purchase of deferred stock at a preferential rate. For many years a similar scheme has run successfully in the UK and by extending it globally we are ensuring that all of our employees can benefit from the Group's performance and achievements.

COMMUNITY AND ENVIRONMENT

The P&O reputation relies and thrives on employees working directly within the communities in which we operate. In some countries the development of a port and the associated infrastructure can play a major role in helping to improve living standards. In many places our involvement goes far beyond this. For example, in Mumbai, India, the Nhava Sheva International Container Terminal is funding the infrastructure development of a local school and college. Our container terminals in Surabaya, Thailand, Mozambique and Russia actively support local health and education initiatives.

As well as our businesses providing direct financial donations our employees are involved in fundraising and donating their time to support the communities where they live and work. In Australia, our Cold Logistics operation supports an annual environmental initiative by planting trees and helping to restore natural vegetation. In America, our employees from the Property team at Atlanta donated


TECHNOLOGY
PARK/ATLANTA
ALL STAR TEAM - PREMIER LEVEL
RELAY FOR LIFE IN GWINNETT
P&O

Employee fund-raisers from Technology Park, Atlanta, USA



Pupils at the Phunde Education Complex, Mumbai, India

over 2,900 hours of their time to community projects and helped raise over US$42,000 for the cancer charity Relay for Life.

Our businesses are constantly striving to improve their environmental performance. P&O Cold Logistics' business achieved recognition in this area when it was awarded an accolade for environmental excellence from the Australian Logistics Association.

Our Larne Harbour ferry port was also presented with an environmental award by Business in the Community for achieving the upper quintile in the annual environmental survey of Northern Ireland companies.

We have reported publicly on our businesses and the environment since 1996. In May 2002 we published our biennial 'Environment and Community Report' which details our environmental and safety performance, future targets and some of the work we are doing with local communities around the world. We will continue to issue our separate biennial report and in addition will publish updates on our environmental performance every year on our website www.pogroup.com/environment.

At the beginning of 2002 we issued a Social Responsibility Statement throughout the Group and the associated management and reporting systems to support this are now in place globally. Detailed and regular environmental, safety and social audits of our locations remain the foundation of these systems.



Tree planting by P&O Cold Logistics employees and families in Australia



Training session P&O Ferrymasters, UK

Operating and financial review – Group financial review
Strong cash flow

GROUP FINANCIAL REVIEW

EARNINGS PER SHARE
Before reorganisation costs, exceptional items and goodwill amortisation, the loss per share was 1.6p (2001 earnings 17.3p). The basic loss per share was 27.1p (2001 earnings 17.0p).

CASH FLOW AND FINANCIAL POSITION
The net cash inflow from operating activities and dividends from joint ventures and associates was £310.9 million (2001 £315.1 million). This reflects the strong cash flow of our businesses and the fact that P&O Nedlloyd does not impact the Group's cash flow. The net capital expenditure was £229.6 million (2001 £119.4 million) due to significant investment in Ports, Ferries and Cold Logistics offset by the disposal of Contract Logistics.

Net borrowings increased to £1,346.8 million (2001 £1,096.7 million). This included an increase of £236.0 million following the acquisition of the remaining 40% of P&O Stena Line during the year. Stockholders' funds decreased to £1,304.1 million (2001 £1,642.4 million) due to the loss for the year and also the adverse impact of currency on our businesses in Argentina and the weak US dollar. The write back of £47.2 million of goodwill as a result of the Contract Logistics sale has no net impact on stockholders' funds.

Year end gearing was 103% (2001 67%). As we continue to sell down our property portfolio, the timing of disposals may lead to temporary increases in gearing as we seek to maximise value. This was inherent in our capital structure at the time of the demerger when we left P&O Princess Cruises with the long term debt and low gearing, in view of its substantial capital commitments, and P&O, which had substantial disposable assets, with relatively high gearing.

ACQUISITIONS AND DISPOSALS
There have been several acquisitions and disposals during the year. The Contract Logistics business of P&O Trans European was sold for £152.5 million cash to Wincanton plc. P&O also retained some property assets with a book value of £26.4 million. P&O acquired Stena Line's 40% shareholding in P&O Stena Line for a consideration of approximately £152 million. Ports entered into a joint venture agreement for the development of a new container terminal at Shekou Industrial Zone in Shenzhen, China. P&O's interest was 20% and its share of the required investment is US$40 million. Ports is finalising a 50:50 joint venture with a French container shipping line CMA-CGM to acquire 80% of Egis Ports SA, the leading container terminal operator in France. Cold Logistics acquired refrigerated logistics assets from ProLogis in the USA for US$70 million cash consideration.

TAX CHARGE
The tax charge was £35.5 million (2001 £44.8 million), reflecting an effective tax rate of 30% on the pre-exceptional profit of the Group before the Group share of the P&O Nedlloyd result. We generally benefit from tonnage tax but when our shipping businesses report losses we are not able to claim tax relief.

CAPITAL
The Company issued £0.2 million nominal of new deferred stock during the year, all of which was pursuant to options granted under stock option schemes.


P&O Cold Logistics warehouse


P&O Ferries, captain and crew member

PENSIONS

Under FRS 17, the deficit on our main UK pension scheme is currently assessed at £252 million and on our other schemes at £21 million. If FRS 17 were to have been adopted, the post-tax impact on the Balance Sheet would have been a liability of £205 million. The next actuarial valuation of the main scheme will take place later this year. As part of the valuation, the liabilities will be valued at a discount rate that reflects the expected return on the assets in the fund rather than using the more general valuation requirement of FRS 17. It is therefore likely to lead to a lower deficit.

The annual service cost is not likely to increase substantially over the present level. The saving from members leaving the scheme following the Contract Logistics disposal will offset the cost of closing the scheme to new entrants at the beginning of 2002. The deficit would, however, need to be addressed by additional contributions. This could take place over the average service life of the active members.

FINANCIAL RISK

The financial instruments held by the Group to fund its operations include cash, overdrafts, loans, a limited amount of interest bearing and non-interest bearing investments and non-equity stockholders' funds. Derivative financial instruments are used to manage the interest rate and currency risks arising from its operations and its sources of finance. The derivatives used for this purpose are principally interest rate swaps and forward foreign currency contracts.

The purpose of treasury policies is to ensure that adequate cost-effective funding is available to the Group at all times, and that exposure to financial risk is minimised.

The main financial risks to which the Group is exposed are foreign currency risk, interest rate risk and liquidity risk as summarised below. No transactions of a speculative nature are undertaken.
The Board reviews and agrees policies for managing these risks. None of these policies has been altered during the year.



Port of Miami Terminal, USA

Operating and financial review – Group financial review
Managing risk positions

FOREIGN CURRENCY RISK

The Group has extensive overseas and international business operations and operates in a number of foreign currencies. The most important foreign currency to the Group is the US dollar, followed by the Australian dollar and the Indian rupee. In general, the Group's profits and stockholders' funds benefit if these currencies are strong against sterling. The year end rate for the US dollar was \$1.610=£1 (2001 \$1.455=£1), for the Australian dollar it was \$2.859=£1 (2001 \$2.843=£1) and for the Indian rupee it was INR77.195 = £1 (2001 INR70.179 = £1).

The proportion of the Group's net operating assets denominated in foreign currencies is 73% with the result that the Group's sterling consolidated balance sheet, and in particular stockholders' funds, can be significantly affected by currency movements. The Group significantly mitigates the effect of such movements by borrowing in the same currencies as those in which the assets are denominated.

In addition, 76% of the Group's operating profit in 2002 was generated by businesses with functional currencies other than sterling. The results of these businesses are translated into sterling at average exchange rates for the purposes of consolidation. The impact of currency movements on operating profit is mitigated partially by interest costs being incurred in foreign currencies.

A portion of the Group's businesses generate part of their revenue and incur some costs outside their main functional currency. In particular, P&O Nedlloyd, in common with other operators in the container shipping industry, has US dollar based revenues with costs incurred in a range of currencies including US dollars, sterling, euros and Japanese yen. Some hedging, generally up to 12 months using forward contracts, is undertaken to reduce the short term effect of currency movements. Also P&O Ferries has US dollar based fuel costs which naturally offset some of the Group's US dollar income.

When the Group's businesses enter into capital expenditure or lease commitments in currencies other than their main functional currency, these commitments are hedged in most instances using forward contracts and currency swaps in order to fix the cost when converted to the functional currency. The main exposure of the Group's foreign currency commitments of this nature is in respect of ferry operating lease commitments. Forward contracts match the expected cash flows of capital and lease commitments.

As well as the direct effect on cash flows, exchange rates also affect the Group's businesses because of their overall economic influence. In particular, exchange rates affect international trade flows which impact on the activities of the Group.

INTEREST RATE RISK

A small proportion of the Group's underlying borrowings are at fixed rates of interest. In addition, the Group uses interest rate swaps and other



Aerial view outline of the Regent Quarter Development, Kings Cross, London, UK instruments to fix the interest cost on its floating rate borrowings in order to limit the impact of increases in interest rates. In the medium term, the Group's policy is to maintain between 50 and 75% of borrowings at a fixed rate of interest. In the short term, the level of fixed rate borrowings may move out of the 50 to 75% range, in which case a plan is put in place to move back within this range. Interest rate swaps have been taken out for periods of between two and 14 years with an average life of 4.6 years at 31 December 2002. £790.3 million of borrowings were at fixed rates of interest as at 31 December 2002, either directly or indirectly through swa[illegible]ents. This represents 59% [illegible] borrowings, with 55% at rates fixed for more than one year.

LIQUIDITY RISK

The Group is currently funded mainly through bilateral bank borrowings which are largely repayable within five years, together with ship related finance which increases the average term of the Group's borrowings. The Group has cash balances and undrawn committed facilities, to provide additional liquidity if required. It remains the objective of the Group to put i[illegible]ce long term debt to finance its long term assets.

FUEL HEDGING

Fuel price swaps and options were transacted in relation to 2002, which hedged 60% of the Group's and its principal joint ventures' annual fuel consumption. This was undertaken in accordance with the Group's and its principal joint ventures' fuel hedging policies. As at 31 December 2002, 51% of their expected 2003 fuel consumption has been hedged by fuel price swaps and options.

Sir Bruce MacPhail
Managing Director
6 March 2003


Buyers' meeting, P&O Ferries


Aurora Australis, P&O Maritime Services

Board of directors

The directors of the Company at the date of this report are:

The Lord Sterling of Plaistow GCVO CBE
68; Appointed to the Board on 6 February 1980; Chairman since 1983; Chairman of P&O Princess Cruises plc; prior to his involvement in P&O, Lord Sterling founded Sterling Guarantee Trust and was a Special Adviser to successive Secretaries of State for Trade and Industry.

Sir Bruce MacPhail
63; Appointed to the Board on 5 October 1983; Managing Director since 1985; Non-executive director of Chelsfield Plc; Chairman of the Business Advisory Forum of the Said Business School, University of Oxford.

Sir David Brown
52; Non-executive director since 16 January 2002; Chairman of Motorola Limited; Fellow of the Royal Academy of Engineering and the Institution of Electrical Engineers.

Sir John Collins
61; Non-executive director since 10 June 1998; Chairman of Dixons Group plc; Non-executive director of N M Rothschild & Sons; 1990 to 1993 Chairman and Chief Executive of Shell UK Ltd.

Michael Everard
54; Non-executive director since 1 January 2001; Chairman of F T Everard & Sons Limited; President of the BIMCO; Member of the Executive Board, Lloyd's Register of Shipping; Director of Britannia P&I Club.

Rodney Galpin
71; Non-executive director since 18 January 1996; Senior non-executive director; Executive Director of the Bank of England from 1984 to 1988; Chairman and Group Chief Executive of Standard Chartered plc 1988 to 1993.

Michael Gradon
43; Appointed to the Board on 10 June 1998; Executive Director, Commercial and Legal Affairs and Company Secretary; joined the Company in 1986 becoming Group Legal Director in 1994 and Company Secretary in 1996.

Charles Rice
49; Appointed to the Board on 7 February 2001; Executive Director; Managing Director of P&O Trans European (Holdings) Ltd from 1996 to 2002; joined Overseas Containers Ltd, now part of P&O Nedlloyd, in 1974.










Peter Smith
51; Appointed to the Board on 1 January 2000; Executive Director, Communications and Strategy; joined P&O in 1994; formerly Principal Private Secretary to the Secretary of State for Trade and Industry.

Robert Woods
56; Appointed to the Board on 18 January 1996; Group Managing Director of P&O Nedlloyd Container Line Ltd since 2000 and Executive Chairman of P&O Ports since May 2002; joined P&O in 1971; President of the Chamber of Shipping; Non-executive director of John Swire & Sons.





Members of the audit committee
Chairman: Rodney Galpin
Sir David Brown
Sir John Collins
Michael Everard

Members of the remuneration committee
Chairman: Sir John Collins
Sir David Brown
Michael Everard
Rodney Galpin

Members of the nomination committee
Chairman: The Lord Sterling of Plaistow
Sir Bruce MacPhail
Sir John Collins
Michael Everard
Rodney Galpin

Members of the risk committee
Chairman: Sir Bruce MacPhail
Rodney Galpin
Michael Gradon
Charles Rice
Peter Smith
Robert Woods

Senior non-executive director: Rodney Galpin



Waitress, Langan's Brasserie, P&O Ferries

Financial contents

Five year financial record

Certain prior year figures are pro forma figures. They have been prepared to illustrate the results and state of affairs of the Group excluding the results, cash flows and net assets of the companies and businesses transferred to P&O Princess Cruises plc as a result of the demerger of the Group's cruise business on 23 October 2000. The basis of preparation is set out in note a on page 31.

Group profit and loss summary for the years ended 31 December

	Actual 2002 £m	Actual 2001 £m	Pro forma 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m
Group turnover					
Continuing operations	**1,882.8**	1,730.5	1,894.3	1,746.8	1,515.2
Discontinued operations	**793.3**	745.5	668.7	3,084.5	3,273.9
	2,676.1	2,476.0	2,563.0	4,831.3	4,789.1
Total operating profit					
Continuing operations	**109.0**	257.7	352.4	315.8	285.3
Discontinued operations	**12.0**	15.9	12.9	51.2	60.2
	121.0	273.6	365.3	367.0	345.5
Continuing operations					
(Loss)/profit on sale of fixed assets and businesses	**(42.1)**	0.1	(106.6)	(65.9)	(43.3)
Discontinued operations					
(Loss)/profit on sale of fixed assets and businesses	**(102.8)**	12.9	0.2	119.5	(3.7)
(Loss)/profit before interest and taxation	**(23.9)**	286.6	258.9	420.6	298.5
Net interest payable and similar items	**(111.8)**	(113.6)	(96.2)	(127.5)	(125.8)
(Loss)/profit on ordinary activities before taxation	**(135.7)**	173.0	162.7	293.1	172.7
Taxation	**(35.5)**	(44.8)	(83.7)	(80.7)	(57.0)
Equity minority interests	**(8.5)**	(8.9)	(14.1)	(13.7)	(6.0)
(Loss)/profit for the financial year	**(179.7)**	119.3	64.9	198.7	109.7
Dividends per £1 nominal of deferred stock	**13.5p**	13.5p	22.5p	33.0p	31.5p
(Loss)/earnings per £1 nominal of deferred stock	**(27.1)p**	17.0p	9.1p	29.1p	16.1p
Headline (loss)/earnings per £1 nominal of deferred stock	**(1.6)p**	17.3p	28.5p	25.1p	26.4p

Headline earnings for the years ended 31 December

	Actual 2002 £m	Actual 2001 £m	Pro forma 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m
Operating profit	**121.0**	273.6	365.3	367.0	345.5
Net interest payable and similar items	**(111.8)**	(113.6)	(96.2)	(127.5)	(125.8)
Headline profit	**9.2**	160.0	269.1	239.5	219.7
Amortisation of goodwill	**10.8**	10.2	7.6	2.4	0.9
Reorganisation costs	**16.5**	–	–	–	18.4
Taxation	**(35.1)**	(40.0)	(67.3)	(55.7)	(57.9)
Equity minority interests	**(8.5)**	(8.9)	(14.1)	(13.7)	(6.0)
Non-equity dividends	**(3.8)**	(3.8)	(3.8)	(7.6)	(7.6)
Headline (loss)/earnings	**(10.9)**	117.5	191.5	164.9	167.5

Reconciliation of earnings per £1 nominal of deferred stock

	pence	pence	pence	pence	pence
Headline (loss)/earnings per £1 nominal of deferred stock	**(1.6)**	17.3	28.5	25.1	26.4
Amortisation of goodwill	**(1.6)**	(1.5)	(1.1)	(0.4)	(0.1)
Reorganisation costs	**(2.4)**	–	–	–	(2.9)
Post-tax (loss)/profit on sale of fixed assets and businesses	**(21.5)**	1.2	(18.3)	4.4	(7.3)
(Loss)/earnings per £1 nominal of deferred stock (FRS 3 basis)	**(27.1)**	17.0	9.1	29.1	16.1

The directors consider that headline earnings give a useful indication of underlying performance.

Group balance sheet summary at 31 December

	Actual 2002 £m	Actual 2001 £m	Actual 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m
Goodwill	**246.2**	181.8	171.3	100.4	6.8
Ships	**430.8**	186.6	197.5	169.8	169.1
Properties	**446.4**	485.5	484.4	979.7	1,229.0
Other fixed assets	**592.9**	641.1	598.7	517.1	564.7
Investments	**830.0**	1,113.4	1,062.1	951.0	895.5
Current assets excluding cash and short term investments	**968.7**	1,107.8	1,240.2	1,206.8	1,400.3
	3,515.0	3,716.2	3,754.2	3,924.8	4,265.4
Net borrowings	**(1,346.8)**	(1,096.7)	(1,025.4)	(943.7)	(952.6)
Other long term liabilities	**(207.9)**	(213.9)	(181.6)	(148.7)	(134.7)
Other creditors	**(621.9)**	(710.3)	(806.7)	(803.9)	(1,327.9)
Equity minority interests	**(34.3)**	(52.9)	(71.1)	(77.5)	(39.6)
Stockholders' funds	**1,304.1**	1,642.4	1,669.4	1,951.0	1,810.6

Group cash flow summary for the years ended 31 December

	Actual 2002 £m	Actual 2001 £m	Pro forma 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m
Net cash flow before investing activities	**181.8**	203.2	292.3	198.9	167.3
Purchase of fixed assets and investments	**(198.0)**	(276.8)	(250.2)	(247.8)	(146.9)
Sale of fixed assets and investments	**42.4**	134.6	640.5	45.0	602.3
Purchase of subsidiaries, joint ventures and associates	**(251.9)**	(88.2)	(188.4)	(251.0)	(174.6)
Sale of subsidiaries, joint ventures and associates	**177.9**	111.0	98.0	569.4	88.3
	(47.8)	83.8	592.2	314.5	536.4
Equity dividends paid	**(91.6)**	(92.1)	(222.4)	(282.1)	(53.2)
Net cash flow before management of liquid resources and financing	**(139.4)**	(8.3)	369.8	32.4	483.2

Financial data

	Actual 2002 £m	Actual 2001 £m	Actual 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m
Net operating assets	**3,369.6**	3,552.1	3,502.4	3,780.2	3,803.0
Debt to equity ratio Net borrowings (loans, short term borrowings and overdrafts less short term investments and cash) as a percentage of stockholders' funds	**103.3%**	66.8%	61.4%	48.4%	52.6%
Net assets per £1 nominal of deferred stock Stockholders' funds less convertible, concessionary and preferred stock divided by deferred stock in issue at the end of the year	**£1.81**	£2.31	£2.35	£2.73	£2.62
Interest cover (*Pro forma) Operating profit divided by net interest and similar items	**1.1**	2.4	3.8*	2.9	2.7

Note a.

Certain companies and businesses which were previously consolidated in the Group accounts were transferred to P&O Princess Cruises plc on 23 October 2000 as a result of the demerger of the Group's cruise business. Pro forma comparative figures exclude the results and cash flows of these companies and businesses (as well as demerger costs) and reflect the financial structure that was put in place on demerger. In addition the pro forma comparative figures exclude an element of the Group's overhead costs, which was allocated to P&O Princess Cruises plc consistently throughout the period based on its share of the turnover and staff numbers of the Group prior to the demerger.

Results in summary

Group turnover and total operating profit

	Group turnover			Total operating profit		
	Actual 2002 £m	Actual 2001 £m	Pro forma 2000 £m	**Actual 2002 £m**	Actual 2001 £m	Pro forma 2000 £m
Continuing operations						
Ports	**670.9**	630.7	531.6	**116.8**	115.1	102.5
Ferries	**890.0**	755.2	755.7	**13.7**	(1.2)	18.1
Cold Logistics	**153.1**	137.2	105.8	**12.5**	18.0	13.9
P&O Nedlloyd	**–**	–	–	**(85.6)**	22.8	66.2
Bulk shipping	**–**	–	103.5	**(0.8)**	8.3	17.8
Property	**168.8**	207.4	397.7	**52.4**	94.7	133.9
	1,882.8	1,730.5	1,894.3	**109.0**	257.7	352.4
Discontinued operations						
Contract Logistics	**793.3**	745.5	668.7	**12.0**	15.9	12.9
	2,676.1	2,476.0	2,563.0	**121.0**	273.6	365.3

Included in Ferries is turnover of £252.9m (2001 £299.4m, 2000 £322.3m) and an operating loss of £0.8m (2001 £0.2m, 2000 £2.0m) previously reported as Unit Loads within Logistics. Ferries operating profit is reported after deducting reorganisation costs of £16.5m (2001 £nil, 2000 £nil).

Total operating profit by half year

	Six months to 30 June		Six months to 31 December		Twelve months to 31 December	
	Actual 2002 £m	Actual 2001 £m	**Actual 2002 £m**	Actual 2001 £m	**Actual 2002 £m**	Actual 2001 £m
Continuing operations						
Ports	**51.2**	52.9	**65.6**	62.2	**116.8**	115.1
Ferries	**(11.9)**	(18.3)	**25.6**	17.1	**13.7**	(1.2)
Cold Logistics	**7.2**	8.8	**5.3**	9.2	**12.5**	18.0
P&O Nedlloyd	**(47.9)**	23.8	**(37.7)**	(1.0)	**(85.6)**	22.8
Bulk shipping	**(0.1)**	7.4	**(0.7)**	0.9	**(0.8)**	8.3
Property	**20.6**	54.5	**31.8**	40.2	**52.4**	94.7
	19.1	129.1	**89.9**	128.6	**109.0**	257.7
Discontinued operations						
Contract Logistics	**4.7**	6.6	**7.3**	9.3	**12.0**	15.9
	23.8	135.7	**97.2**	137.9	**121.0**	273.6

Further information on the above reporting divisions is given in the Chairman's statement on pages 4 and 5 and in the operating and financial review on pages 6 to 25.

Net operating assets and operating profit before depreciation and amortisation

	Net operating assets			Operating profit before depreciation and amortisation		
	Actual 2002 £m	Actual 2001 £m	Actual 2000 £m	**Actual 2002 £m**	Actual 2001 £m	Pro forma 2000 £m
Continuing operations						
Ports	**965.3**	964.2	857.7	**164.9**	164.5	137.8
Ferries	**627.1**	473.2	491.2	**69.7**	51.4	71.7
Cold Logistics	**223.5**	186.3	160.0	**21.0**	25.8	20.3
P&O Nedlloyd	**608.8**	774.4	760.8	**0.4**	118.5	141.6
Bulk shipping	**96.9**	151.0	216.8	**7.2**	19.6	35.0
Property	**848.0**	848.1	888.0	**58.9**	100.4	142.3
	3,369.6	3,397.2	3,374.5	**322.1**	480.2	548.7
Discontinued operations						
Contract Logistics	**–**	154.9	127.9	**27.2**	30.1	26.8
	3,369.6	3,552.1	3,502.4	**349.3**	510.3	575.5

Included in Ferries is £41.8m (2001 £49.5m, 2000 £58.4m) of net operating assets and £4.8m (2001 £5.1m, 2000 £4.0m) of operating profit before depreciation and amortisation previously reported as Unit Loads within Logistics.

Net operating assets include ships under construction of £nil (2001 £3.9m, 2000 £27.8m) within Ferries.

In the above table operating profit before depreciation and amortisation is stated after adding back to total operating profit the depreciation and amortisation of all Group subsidiaries and the Group's share of depreciation and amortisation of P&O Stena Line, P&O Nedlloyd and Associated Bulk Carriers.

Net capital expenditure – investment and replacement

	Net capital expenditure					
	Investment Actual 2002 £m	**Replacement Actual 2002 £m**	Investment Actual 2001 £m	Replacement Actual 2001 £m	Investment *Pro forma* 2000 £m	Replacement *Pro forma* 2000 £m
Ports	**(76.7)**	**(21.6)**	(121.3)	(13.2)	(187.9)	(19.6)
Ferries	**(137.2)**	**8.4**	(6.2)	(13.4)	(10.0)	(20.5)
Cold Logistics	**(53.5)**	**(13.5)**	(24.9)	(4.6)	(46.0)	(4.8)
	(267.4)	**(26.7)**	(152.4)	(31.2)	(243.9)	(44.9)
Total for Ports, Logistics and Ferries	**(294.1)**		(183.6)		(288.8)	
Bulk shipping	**–**		62.1		(20.5)	
Property	**(10.6)**		28.1		647.7	
Discontinued operations						
Contract Logistics	**75.1**		(26.0)		(38.5)	
	(229.6)		(119.4)		299.9	

The above table includes the net cash flows for capital expenditure and financial investment and for acquisitions and disposals.

Report of the directors

The directors present their report and accounts for the year ended 31 December 2002.

Principal group activities, review of operations and results

The operating and financial review on pages 6 to 25 describes the principal activities, operations, performance and financial position of the Group. The results of the Group are set out in detail on pages 51 to 54 and in the accompanying notes. Further information is given in the Chairman's statement on pages 4 and 5. The principal subsidiaries, joint ventures and associates are listed on pages 89 and 90.

Principal changes in the Group

On 13 August 2002, the Group purchased the remaining 40 per cent of P&O Stena Line from Stena Line for approximately £152 million in cash.

On 23 October 2002, the Group acquired certain refrigerated logistics assets of ProLogis in the USA for approximately US$70 million in cash.

On 31 December 2002, the Group completed the sale of its Contract Logistics business to Wincanton plc for £152.5 million in cash.

Directors

A list of the directors of the Company is given on pages 26 and 27, including the dates of their appointment. Douglas Anderson resigned as a director on 31 July 2002. Richard Hein and Graeme Dunlop retired as directors on 17 May and 31 December 2002 respectively. Sir David Brown was appointed a director on 16 January 2002. Joanne Curin resigned as Finance Director and from the Board on 5 March 2003. Sir Bruce MacPhail will stand down from the Board and cease to be Managing Director on 31 December 2003 and Robert Woods will become Chief Executive from 1 January 2004. It is intended to appoint Nick Luff as the Chief Financial Officer of the Company after completion of the proposed transaction between P&O Princess Cruises plc and the Carnival Corporation. Assuming that Nick Luff has been appointed to the Board prior to the forthcoming annual general meeting, in accordance with the Regulations of the Company he will retire at the meeting as a new appointee to the Board and being eligible will offer himself for re-election. In accordance with the regulations of the Company, Lord Sterling, Michael Gradon and Michael Everard will retire by rotation at the forthcoming annual general meeting and being eligible will also offer themselves for re-election. The unexpired term of the letters of appointment of Sir David Brown, Michael Everard, Sir John Collins and Rodney Galpin are given within the directors' remuneration report on page 41.

Details of the directors' remuneration and their interests in the shares of the Company are set out in the directors' remuneration report on pages 39 to 48.

Dividends

The directors recommend a final dividend of 9.0p per £1 nominal of deferred stock. This would bring the total cash dividend for the year to 13.5p per £1 nominal of deferred stock. If approved, the final dividend will be paid on 4 June 2003 to deferred stockholders on the register at the close of business on 21 March 2003.

Employees

The Company is committed to keeping employees throughout the Group informed of performance, development and progress through its established system of briefings by management, the Group's bi-monthly newspaper, Wavelength, and widely distributed news and information bulletins. There is a European Works Council, known as the P&O European Forum, the purpose of which is to inform and consult with employee representatives on transnational issues. Members are elected in the UK and Ireland and either elected or appointed, in accordance with national laws, in other countries. The P&O European Forum meets twice a year.

The Company's aim is to meet the objectives of the code of good practice on the employment of disabled people. Full and fair consideration is given to disabled applicants for employment and training, and career development is encouraged on the basis of aptitude and abilities. It remains Company policy to retain employees who become disabled whilst in its service and to provide specialised training where appropriate.

Employees are able to share in the Group's results through performance related bonus schemes which are widely applied in the Group.

The P&O 1994 Save As You Earn Stock Option Scheme ("the P&O SAYE scheme") was approved by stockholders in 1994. Under the P&O SAYE scheme, eligible employees may be invited to apply for options during the six weeks after the release of the interim or final results. The option granted to each individual is related to the amount of the individual's contract to save a fixed sum not exceeding £250 per month over a period of three, five or seven years with a financial institution nominated by the directors.

In view of the global nature of the P&O Group and the benefits of encouraging wide employee share ownership, the Company believes it is in the best interests of stockholders for the P&O SAYE scheme to be extended to overseas employees of the Group subject, where necessary, to adjustments to reflect local securities or other laws or fiscal requirements. Accordingly, stockholder approval to adopt plans based on the P&O

SAYE scheme for the benefit of overseas employees was granted in 2002. The first grant under the P&O Global Sharesave Plan will be made in April 2003.

The P&O 2000 Executive Stock Option Plan ("P&O Option Plan") was approved by stockholders on 20 October 2000. Under the P&O Option Plan options may be granted twice a year, during the six weeks after the release of the interim or final results. The life of options is ten years and the price at which options can be granted is governed by the market price of deferred stock at the time of grant. There are restrictions on the total number of options that can be granted in normal circumstances to any one executive and the scheme also contains limits on the total amount of stock over which options may be granted.

The rules of the P&O Option Plan reflect current institutional investor guidelines by requiring that options granted under the Plan can normally be exercised only if a performance target has been met. Options granted under this scheme will not normally be exercisable unless the growth in P&O's headline earnings per £1 nominal of deferred stock (as defined in the rules) over a period of at least three years from grant exceeds the percentage increase in the UK Index of Retail Prices by an average of at least three per cent per annum. The rules permit the adoption of a different basis if at the time of a grant of options it is thought appropriate to do so, provided that the replacement conditions are no less demanding.

Corporate responsibility, safety and the environment

There are Group policies for health, safety, welfare, the environment and social responsibility. They are communicated to all staff. Each operating company is required to produce their own policies and management systems to reflect Group policies and best industry practice in its sector of business. The Company also encourages the adoption of similar policies by its significant joint ventures.

Monitoring of compliance with Group policies is maintained by periodic assessment under the direction of the Head of Group Safety and Environment. Reports are reviewed by Peter Smith, the Board director responsible for safety, environmental and social responsibility issues. In addition a monthly report on these matters is submitted to the Board.

A separate report details the measures taken to minimise the environmental impact of Group businesses. It is available on the internet at www.pogroup.com or by request to the Head of Group Safety and Environment.

Share capital

There may be occasions when it would be advantageous for the Company to issue stock for cash without a pre-emptive offer to existing stockholders, and since 1989 stockholders in general meeting have extended the authority for such issues originally given at the annual general meeting held on 6 May 1988, which authority also permits new limits to be prescribed. Stockholders' consent is therefore sought to resolution 10 set out in the notice of meeting authorising the directors to issue a specified amount of stock for cash, not exceeding £34 million nominal in aggregate (the same limit as last year), without first being required to offer such stock to existing stockholders. £34 million is approximately 5 per cent of the deferred stock currently in issue. The authority will expire at the conclusion of the annual general meeting in 2004 or on 16 August 2004, whichever is the earlier. Stockholders' approval of resolution 10 set out in the notice of meeting, which will be proposed as special business, will also enable the directors, pursuant to resolution 8 passed at the annual general meeting held on 6 May 1988, to issue redeemable securities and convertible securities and to make technical provision for the manner of conversion.

There may be circumstances when, having regard to gearing levels, other investment opportunities and the effect on earnings per £1 nominal of deferred stock, it would be advantageous for the Company to purchase its own stock. Any stock purchased by the Company would be cancelled and the amount of stock in issue reduced accordingly. The existing authority for the Company to purchase its own stock, given at the annual general meeting held on 17 May 2002, expires at the conclusion of the annual general meeting to be held on 16 May 2003. Stockholders' consent is therefore sought to resolution 11 set out in the notice of meeting to enable the directors to purchase up to £34 million nominal of deferred stock (approximately 5 per cent of the deferred stock currently in issue), subject to the limits expressed in the resolution. The authority will expire at the conclusion of the annual general meeting in 2004, and it will be exercised only if there is a resultant increase in earnings per £1 nominal of deferred stock and if implementation of the proposal is for the benefit of stockholders generally.

Holders of the 5.5 per cent concessionary stock ("concessionary stock") should note that a purchase by the Company of deferred stock gives them the right to repayment of their stock at par together with accrued interest and dividends (whether earned or declared or not) calculated at the date of such purchase. This should not, however, be construed as a recommendation to such holders to exercise their right to repayment. Holders of concessionary stock should note that it may not be in their best interests to exercise the right of repayment and should seek their own personal financial advice in deciding whether or not to do so. If any concessionary stockholder wishes to exercise the right of repayment in the event of a buy-back of deferred stock by the Company pursuant to the authority being sought at the 2003 annual general meeting, then they should write to the Company Secretary at the head office of the Company.

Substantial stockholdings

As at the date of this report, the Company has been notified that the following have an interest in the Company's stock amounting to 3 per cent or more of the relevant class of the called up capital:

	Class	Holding £	Percentage of class
Franklin Resources, Inc	deferred	27,364,645	4.01
Legal & General Investment Management	deferred	20,501,366	3.00
Prudential Corporation plc	deferred	22,407,716	3.28
Schroder Investment Management Ltd	deferred	68,255,066	10.00
UBS Asset Management Ltd	deferred	34,648,042	5.09
Cleaning Tokens Ltd	preferred	102,731	3.07
Ecclesiastical Insurance Group	preferred	800,000	24.00
Scottish Provident Limited	preferred	681,000	20.36
The Investment Company plc	preferred	514,151	15.37

Going concern

The directors, having made enquiries, consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and therefore they consider it appropriate to adopt the going concern basis in preparing the accounts.

Creditor payment policy

The Company's policy is to pay suppliers in accordance with terms and conditions agreed when the orders are placed. Although the Company does not follow any code or standard on payment policy, where payment terms have not been specifically agreed invoices dated in one calendar month are paid close to the end of the following month. These policies are understood by the purchasing and finance departments. The Company has procedures for dealing promptly with complaints and disputes. The Company had 35 days' purchases outstanding at 31 December 2002.

Implications of the euro

The Group has successfully integrated the introduction of the euro into its operating systems. The Group has not incurred any significant costs to date.

Donations

During the year ended 31 December 2002 the Group contributed £715,000 (2001 £722,000) for charitable purposes. The Group made no contributions to European Union political parties during the year (2001 £nil).

Auditors

Stockholders' consent is sought to resolutions 8 and 9 set out in the notice of meeting proposing to re-appoint KPMG Audit Plc as independent auditors of the Company and to authorise the directors to determine the auditors' remuneration.

By order of the Board
R M Gradon
Director and Secretary
6 March 2003

Corporate governance

In 1998 the London Stock Exchange published the Principles of Good Governance and Code of Best Practice ("the Combined Code") which is derived from the work of the Cadbury, Greenbury and Hampel committees. The Company has complied with the Combined Code throughout the year, apart from the balance between the executive and non-executive directors. During part of the year until 31 July 2002, the ratio of non-executive directors to executive directors was less than the 1:2 recommended by the Combined Code. Due to the high calibre and wide experience of the non-executive directors, this was not considered a significant departure from the principles of the Combined Code. Currently there are four non-executive directors and six executive directors.

The Company applies the principles of the Combined Code in the following ways:

Directors
The full Board meets at least ten times each year. Although there is a prescribed pattern of presentation to the Board, including matters specifically reserved for the Board's decision, all Board meetings tend to have further subjects for discussion and decision taking. Board papers, including an agenda, are sent out in advance of the meetings. Board meetings are discursive in style and directors are encouraged to offer their opinions.

There is a chairman, a managing director and a senior non-executive director. All non-executive directors are considered to be independent from management and free from any relationship which could interfere with their independent judgement. Non-executive directors have letters of appointment, but as with executive directors they must seek election at the first available annual general meeting after their appointment and thereafter stand for election at least every three years.

All directors have access to the company secretary, who is also a director, and independent professional advice at the Company's expense if necessary.

There is a nomination committee which meets when necessary to provide advice and make recommendations to the Board on Board composition.

Directors' remuneration
The directors' remuneration report is set out on pages 39 to 48.

Relations with stockholders
The Company's practice is to send the notice of the annual general meeting and proxy voting forms to stockholders at least 20 working days before the meeting. The Chairman always sets aside a period of time for questions from the floor by eligible stockholders and the chairmen of the audit, remuneration and nomination committees are required to attend. It is the practice of the Company to indicate the level of proxy voting at general meetings.

Presentations are given to institutional stockholders at the time of the interim and annual results and soundings are taken from them on strategic and management issues.

All press releases and further stockholder information are available on the Group's website, www.pogroup.com. Results presentations and trading updates are made available via webcasts.

Accountability and audit
The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. The internal control system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The system of internal control described below has been in place throughout the year and up to the date of this report.

The Board has delegated certain powers and duties to Board committees, all of which operate within defined terms of reference.

Audit committee
The audit committee, the members of which are given on page 27, is entirely made up of independent non-executive directors. The finance director and external auditors are invited to attend along with any other director or member of staff considered necessary by the committee to complete their work. The committee meets with external auditors without executive directors or members of staff present, as it considers appropriate.

The committee meets at least three times each year.

The committee's remit includes the following:

- To review the form and content of the financial statements to be presented to stockholders of the Company at the half year and at the year end.
- To keep under review the scope and results of the external audit and the independence and objectivity of the auditors.

- To review the effectiveness of the system of internal financial control including the year end financial reporting process and to report its findings to the Board.
- To assess the impact of any financial control weaknesses and to ensure appropriate action is taken by holding discussions with relevant executive directors.
- To receive reports from the Group Corporate Review department and to monitor the quality of the department's work.

Risk committee

The risk committee, the members of which are given on page 27, is comprised of the executive directors of the Company plus one non-executive director. Divisional executives are also invited to attend. The committee is responsible for the Group's risk management process and at least annually carries out a review of the effectiveness of the system of internal control (excluding financial) and the process of risk management. A report on this review is presented to the Board.

Risk management process

The Group risk management process, on which the review of effectiveness of the system of internal control and risk management is based, has the following key features:

- Through a series of interviews and risk assessment workshops, all major businesses within the Group determine the most significant risks to the achievement of their business objectives. Appropriate risk management activity is then determined and any required action plans are implemented. This is a continual process, and may be associated with a variety of financial, operational and compliance matters including organisation structures, business strategies, disruption in information technology systems, competition, natural catastrophe and regulatory requirements.
- The risks and associated controls are summarised in risk portfolios and are passed to the risk and audit committees for review.
- At each year end, divisional and significant joint venture management certify that an assessment of the risk management process is in place and has been conducted throughout their businesses and that appropriate internal control procedures are in place or in hand to manage the risks identified. These self-certifications are made available to the risk and audit committees.
- Finance departments across the Group complete a control self-assessment questionnaire. The results of this questionnaire are subject to review by Group Corporate Review. Summarised results of this exercise are presented to the audit committee.

Internal control

The Board has established a strong control framework within which the Group operates. The principal features and key high level control procedures include:

- An organisation structure which supports clear lines of communication and accountability and delegation of authority rules which specify responsibility.
- Business strategies are prepared at divisional level and are approved by the Board. In addition, there are annual budgeting and strategic planning processes. Financial forecasts are prepared every quarter. Actual performance is compared to budget, latest forecast and prior year on a monthly basis. Significant variances are investigated and explained through normal monthly reporting channels.
- Key performance indicators are produced to summarise and monitor business activity.
- Evaluation and approval procedures for major capital expenditure and significant treasury transactions.
- Regular reviews of the effectiveness of the Group's health, safety, welfare and environment processes.
- Group Corporate Review provides additional assurance to the Board, risk committee and audit committee that key controls are operating as intended.

The risk management process and the system of internal control are subject to continuous improvement. As part of this improvement, the Company has appointed a Director of Risk and Assurance to develop further the Company's approach to risk management, internal audit and insurance.

Directors' remuneration report

This report complies with the Directors' Remuneration Report Regulations 2002 (the "Regulations") which apply to the Company for the first time this year. It has been approved by the directors and will be put to stockholders for approval at the annual general meeting on 16 May 2003.

Remuneration committee

The remuneration committee consists entirely of independent non-executive directors and is chaired by Sir John Collins. The other members of the committee during 2002 were Rodney Galpin, Michael Everard and Sir David Brown (appointed to the committee on 13 February 2002). Towers Perrin, who provide advice on other remuneration issues from time to time, were appointed by the committee to provide independent advice to the committee on executive directors' remuneration. In addition, the committee consults with the Chairman and Managing Director as appropriate with regard to its proposals relating to the remuneration of the executive directors.

Policy

The policy of the committee is to review executive directors' remuneration based on an independent assessment of market practice. The total remuneration package of the executive directors is structured to attract, retain and motivate executive directors. The committee has, in consultation with its advisers, conducted an annual review of executive directors' remuneration, including bonuses and long term incentives, to ensure consistency with market practice, local conditions and business objectives. The major proportion of the remuneration package for executive directors is performance-related assuming maximum performance in respect of the performance-related elements. This includes participation in the Company's long term incentive plans, which consist of a Deferred Bonus and Co-investment Matching Plan (the "Matching Plan") and an Executive Stock Option Plan (the "ESOP"), which are described in more detail below. The performance conditions and policies relating to long term incentives and directors' remuneration packages were approved by stockholders in October 2000 and have not been materially altered since that date. The total remuneration package is designed to align the interests of executive directors with those of stockholders.

This report sets out the Company's policy on executive remuneration for 2003 and, so far as practicable, for subsequent years. The inclusion in the report of remuneration policy in respect of years after 2003 is required by the Regulations. The committee is able to state its remuneration policy for 2003 with reasonable certainty, but is less certain that this policy will continue without amendment in subsequent years. This is because the committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company's business environment and in remuneration practice. In addition, where necessary in order to recruit a director of sufficient calibre the remuneration committee may consider it appropriate to enter into special arrangements for the benefit of that director. Any changes in policy for years after 2003 will be described in future reports, which will continue to be subject to stockholder approval. All statements in this report in relation to remuneration policy for years after 2003 should be read in light of this paragraph.

There are no current proposals to change this policy.

Components of remuneration

The remuneration package of executive directors comprises annual salary, an annual bonus scheme, share option and long term incentive plans, pension arrangements and certain benefits in kind (for example health cover, car benefits and accommodation where relevant to their role).

Base salary

Base salaries of executive directors are reviewed annually and are set at levels which reflect the level of responsibility of the executive directors concerned and ensure that they are competitive with pay for executive directors holding equivalent positions in comparable companies. The benchmark levels represent remuneration data across industries and reflect factors including company size, reporting level and international accountability.

Annual performance bonus

Executive directors participate in a bonus scheme which is linked to the achievement of demanding individual, business and corporate objectives including return on capital employed and other key performance indicators.

Bonus targets for 2002 for directors with divisional responsibility (Douglas Anderson, Graeme Dunlop, Richard Hein, Charles Rice and Robert Woods) were based on:

- the return on capital employed of the Group as a whole;
- the performance of their respective divisions against stretching targets set by the committee — these are generally profit related (such as return on capital employed) but may include performance against business-specific performance indicators; and
- individual performance targets relevant to the executive directors concerned such as satisfying strategic objectives determined by the committee.

Bonus targets for 2002 for Head Office directors (Lord Sterling, Sir Bruce MacPhail, Joanne Curin, Michael Gradon and Peter Smith) were based on:

- the return on capital employed of the Group as a whole;

- the weighted average performance of each division against their targets set by the committee (the same as the divisional targets for directors with divisional responsibility) and
- individual performance targets relevant to the executive directors concerned such as satisfying strategic objectives determined by the committee.

All incentive targets are set by the committee and are designed to be demanding. Financial targets are normally set above those for the prior year, but having regard to the anticipated trading environment.

The maximum annual bonus that can be earned is generally 75 per cent of salary. Two thirds of any bonus up to 75 per cent of salary is paid in cash with the balance awarded as a Stock Award under the Matching Plan, as described below. The committee has over-riding discretion in determining the payment of bonuses.

Long term incentives

As stated above, the Company's long term incentive plans comprise the Matching Plan and the ESOP.

The Matching Plan

The Matching Plan provides participants with the opportunity to receive matching awards of deferred stock depending upon the performance of the Company over a two year retention period following the year in which an original bonus-related award is earned.

As noted above, one third of any annual bonus awarded to directors and other executives who are participants in the Matching Plan is in the form of a Stock Award which is automatically invested in the Matching Plan. The Board believes that in order to further align participants' interests with those of stockholders participants should be encouraged to commit their own resources to the Matching Plan. Therefore participants also have a choice of investing their own funds in further deferred stock in the Company (described as Invested Stock) subject to an overall limit for directors on the amount invested in the Matching Plan in any one year of 75 per cent of base salary. Subject to the discretion of the Matching Plan Trustee, Matching Plan participants receive Matching Awards. Matching Awards entitle the participants to acquire a maximum amount of deferred stock which, at the date of grant, has a value equal to the aggregate value of the executive's Stock Award and Invested Stock (valuing Invested Stock on a gross of tax basis).

The amount of deferred stock over which a Matching Award may be exercised is dependent on the Company's total shareholder return ("TSR") over the retention period compared to that of the other companies in the FTSE 350 index. If the Company achieves median performance a participant is entitled to exercise 25 per cent of his Matching Award and if the Company achieves upper quartile performance, a participant will be entitled to exercise 100 per cent of his Matching Award. For performance between median and upper quartile, entitlement is calculated on a straight line basis. These targets are subject to review by the committee in subsequent years.

Matching Awards are only exercisable if a secondary validating performance condition is also met. This requires earnings per share growth (after appropriate adjustments to ensure consistency throughout the period) over the retention period to exceed the growth in the UK Retail Prices Index by an average of at least 3 per cent per annum.

These performance conditions were chosen since they were considered the most appropriate for determining the Company's performance. They were established after consultation with the Association of British Insurers and the Company's largest stockholders.

Share related benefits

The executive directors may receive annual grants of stock options under the ESOP. Annual grants are normally made to an aggregate face value of 150 per cent of base annual salary (subject to the employer's national insurance contributions adjustment referred to below) unless the committee considers that exceptional circumstances exist to justify a higher amount. Options under this Plan are generally exercisable three years after the date of grant subject to the achievement of performance conditions and remain exercisable until the tenth anniversary of grant. Performance conditions are based on the achievement of earnings per share (EPS) growth (after appropriate adjustments to ensure consistency throughout the period) of an average of at least 3 per cent in excess of the growth in the UK Retail Prices Index over a period of at least three years from grant. This was considered to be an appropriate hurdle and consistent with market practice at the time the ESOP was adopted.

There is a facility for the Company to require optionholders to assume the Company's liability for employer's national insurance contributions due on the exercise of unapproved stock options. The Company may grant additional options in recognition of the liability that optionholders assume.

Executive directors may also participate, subject to the usual limits, in the P&O Save As You Earn Stock Option Scheme (the "P&O SAYE Scheme") on the same terms as other employees. The P&O SAYE scheme operates within specific tax legislation (including a requirement to finance the exercise of the option using the proceeds of a monthly savings contract) and exercise of the option is not subject to satisfaction of a performance target since this is an all employee share scheme.

Service contracts

No executive director has a service contract of more than twelve months with the Company or any of its subsidiaries. All executive directors' service contracts are reissued on 1 January in each year and are subject to twelve months' notice by either party. The Chairman and the executive directors appointed to the Board on or after the demerger of the Group's cruise business on 23 October 2000 (Joanne Curin, Douglas Anderson and Charles Rice) have service contracts which provide for payments in lieu of notice equivalent to 12 months' base salary and benefits. In the case of the Chairman and Charles Rice the bonus element of the benefits has a calculation mechanism so that the bonus is equivalent to that paid in respect of the year preceding the year in which employment terminates. Compensation payable upon early termination (other than under the payment in lieu of notice provisions) would be based on the contractual entitlement to salary and benefits subject to mitigation.

Non-executive directors

The non-executive directors are independent of management and have no relationship which could materially interfere with the exercise of their independent judgement. The remuneration of non-executive directors is decided by the executive directors. Changes in their annual directors' fee are subject to approval by stockholders. They may also receive fees for additional services such as chairing a board committee. Non-executive directors are not eligible for incentive schemes or other benefits.

The unexpired term of service of the non-executive directors (subject to re-election by stockholders) is:

Sir David Brown: 15 January 2007
Sir John Collins: 31 December 2005
Michael Everard: 31 December 2005
Rodney Galpin: 31 March 2005

All letters of appointment are subject to twelve months' notice by either party.

PERFORMANCE GRAPH

In line with the Regulations, the following graph compares the performance of the Company's deferred stock on a TSR basis for the past five years against the FTSE 350 Index. This index has been selected as P&O is a constituent of the FTSE 350 and uses this index for their comparator group for the Matching Plan. However, the line representing the FTSE 350 on the graph is based on the market index weighted by market capitalisation whereas the Matching Plan is based on the performance of the companies comprising the FTSE 350 at the commencement of the relevant performance period. TSR is shown as the value of £100 invested in P&O and in the FTSE 350 index over the five year period.


Cumulative TSR Performance
Value of £100 invested in January 1998
175
150
125
100
75
50
25
0
Jan-98
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
P&O (including TSR performance of P&O Princess Cruises)
P&O (using historically adjusted P&O data)
FTSE 350

The demerger of P&O Princess Cruises occurred on 23 October 2000. There are a number of different accepted methodologies that are used to take account of such a demerger in assessing how much £100 invested in P&O at the beginning of 1998 would be worth at the end of 2002. Therefore two methods are shown on the performance graph:

- P&O's TSR including the TSR performance of P&O Princess Cruises; and
- P&O's TSR using data which has been adjusted to exclude the value attributable to P&O Princess Cruises by reference to the proportionate value of the two businesses at the demerger date.

TSR is calculated for each year relative to the base date of 1 January 1998 and taking the percentage change of the market price over the relevant period, reinvesting any dividends at the ex-dividend date.

DETAILS OF DIRECTORS' REMUNERATION

With the exception of the table of directors' beneficial interests in shares the following sections of the remuneration report have been audited.

Directors' emoluments

	2002 Salary and fees £'000	2002 Bonus £'000	2002 Benefits £'000	2002 Total £'000	2001 Total £'000
Executive Directors					
Lord Sterling	347	–	104	451	496
Sir Bruce MacPhail	574	–	129	703	756
Douglas Anderson	164	7	92	263#	399
Joanne Curin	279	–	171	450	452
Graeme Dunlop	317	13	18	348#	344
Michael Gradon	257	–	22	279	307
Richard Hein	81	5	12	98#	265
Charles Rice	230	230	12	472	212
Peter Smith	212	–	50	262	278
Robert Woods	376	–	30	406	402
Non-executive Directors					
Sir David Brown	24	–	–	24†	–
Sir John Collins	33	–	–	33	32
Michael Everard	25	–	–	25	25
Rodney Galpin	33	–	–	33	32
Lord Hambro	–	–	–	–	11#
	2,952	255	640	3,847	4,011

† from date of appointment # up to date of resignation or retirement

Charles Rice's bonus was a performance-related bonus, taking into account the sale of Contract Logistics.

The other current executive directors have waived their 2002 bonuses.

Richard Hein who retired as a director of the Company on 17 May 2002 continued to work as Chairman of P&O Australia Limited and was paid a salary of £56,242 and received benefits of £7,208 from that date until 31 December 2002.

Richard Hein had a loan throughout the year from P&O Australia Limited of AU$150,000. The loan bore interest at a fixed rate of 5% per annum, and all interest payments have been paid on their due dates. This loan was repaid in full on 2 January 2003.

In July 2002, Richard Hein purchased a property from P&O Australia Limited for AU$992,500, being the open market value as determined by independent valuers. The profit to P&O Australia Limited was AU$354,000.

Douglas Anderson received the sum of £390,000 in consideration of the material reduction of his duties on his ceasing to be Managing Director of P&O Ports. Douglas Anderson returned to Australia to continue as a director of P&O Australia Limited and was paid a salary of £32,020 in respect of his employment from 1 August 2002 until 31 December 2002.

Directors' interests in shares

The directors and their families had the following beneficial interests in units of £1 nominal of deferred stock of the Company at 31 December 2002:

	2002	2001
Executive Directors		
Lord Sterling	1,708,213	1,324,109
Sir Bruce MacPhail	996,685	776,593
Joanne Curin	14,712	14,712
Graeme Dunlop	140,114	89,383
Michael Gradon	208,182	121,017
Charles Rice	50,519	48,815
Peter Smith	36,662	4,917
Robert Woods	109,916	90,517
Non-executive Directors		
Sir David Brown*	1,000	–*
Sir John Collins	4,414	4,414
Michael Everard	1,000	1,000
Rodney Galpin	11,802	11,425

* at date of appointment

Lord Sterling had a non-beneficial interest (which is included in the beneficial interests of Sir Bruce MacPhail) in £174,595 nominal of deferred stock (2001 £174,595).

Included in the beneficial interests for the executive directors are amounts of deferred stock which have been purchased as Invested Stock under the terms of the Matching Plan.

The Company's register of directors' interests (which is open to inspection at the Company's head office) contains full details of directors' holdings of stock and options.

No director had interests, whether beneficial or non-beneficial, in the Company's preferred stock or debenture stocks or in the share capital, loan stocks or debenture stocks of the Company's subsidiaries at the beginning or end of the year or at the date of this report. No director had a material interest in any contract of significance with the Company or any subsidiary, joint venture or associate during the year.

As potential beneficiaries of the P&O Employee Benefit Trust, the executive directors are technically deemed to be interested in deferred stock of the Company held by the Trust. At 31 December 2002 the Trust held £8,975,556 nominal of deferred stock.

The interests in the deferred stock of four executive directors have increased by a total of £497 nominal of deferred stock as a result of the reinvestment of dividends in their personal equity plans and individual savings accounts between 31 December 2002 and the date of this report.

The following is a table of directors' long term incentive awards and option grants (in units of £1 nominal of deferred stock) under the Long Term Incentive Plan operated by the Company prior to the demerger on 23 October 2000 (the "P&O LTIP"), the Matching Plan and the ESOP. The terms of the ESOP are set out under the heading "Share related benefits" on page 40. Further details of the stock option grants are set out on page 46.

Lord Sterling	P&O LTIP 96/97	P&O LTIP Roll over Awards	P&O LTIP Roll over Maximum Matching Awards	Matching Plan Stock Awards	Matching Plan Invested Stock	Maximum Matching Plan Matching Awards	Stock Options	Total
At 1 January 2002	–	191,083	182,142	38,199	75,979	162,679	722,940	1,373,022
Dividend Stock	–	5,609	–	2,552	–	–	–	8,161
Grant	–	–	–	5,292	49,702	88,128	355,673	498,795
Vested and exercised[1, 2]	–	(95,542)	(40,982)	–	–	–	–	(136,524)
Lapse	–	–	(50,089)	–	–	–	–	(50,089)
At 31 December 2002	–	101,150	91,071	46,043	125,681	250,807	1,078,613	1,693,365

Sir Bruce MacPhail	P&O LTIP 96/97	P&O LTIP Roll over Awards	P&O LTIP Roll over Maximum Matching Awards	Matching Plan Stock Awards	Matching Plan Invested Stock	Maximum Matching Plan Matching Awards	Stock Options	Total
At 1 January 2002	–	315,680	300,909	115,695	23,908	149,025	1,112,790	2,018,007
Dividend Stock	–	9,267	–	7,305	–	–	–	16,572
Grant	–	–	–	8,743	82,107	145,588	587,535	823,973
Vested and exercised[1, 2]	–	(157,841)	(67,705)	–	–	–	–	(225,546)
Lapse	–	–	(82,750)	–	–	–	–	(82,750)
At 31 December 2002	–	167,106	150,454	131,743	106,015	294,613	1,700,325	2,550,256

Douglas Anderson	P&O LTIP 96/97	P&O LTIP Roll over Awards	P&O LTIP Roll over Maximum Matching Awards	Matching Plan Stock Awards	Matching Plan Invested Stock	Maximum Matching Plan Matching Awards	Stock Options	Total
At 1 January 2002	–	91,159	86,897	8,590	11,034	26,496	357,278	581,454
Dividend Stock	–	3,724	–	341	–	–	–	4,065
Grant	–	–	–	1,602	–	1,602	–	3,204
Vested and exercised[1, 3]	–	(47,771)	(19,552)	–	–	–	–	(67,323)
Lapse	–	–	(23,897)	–	–	–	–	(23,897)
At 31 December 2002*	–	47,112	43,448	10,533	11,034	28,098	357,278	497,503

* at date of resignation

Joanne Curin	P&O LTIP 96/97	P&O LTIP Roll over Awards	P&O LTIP Roll over Maximum Matching Awards	Matching Plan Stock Awards	Matching Plan Invested Stock	Maximum Matching Plan Matching Awards	Stock Options	Total
At 1 January 2002	–	–	–	15,943	14,712	39,565	444,171	514,391
Dividend Stock	–	–	–	1,182	–	–	–	1,182
Grant	–	–	–	4,244	–	4,244	–	8,488
At 31 December 2002	–	–	–	21,369	14,712	43,809	444,171	524,061

Graeme Dunlop	P&O LTIP 96/97	P&O LTIP Roll over Awards	P&O LTIP Roll over Maximum Matching Awards	Matching Plan Stock Awards	Matching Plan Invested Stock	Maximum Matching Plan Matching Awards	Stock Options	Total
At 1 January 2002	59,868	113,666	108,350	7,706	18,390	37,922	616,741	962,643
Dividend Stock	3,515	3,337	–	516	–	–	–	7,368
Grant	–	–	–	1,133	–	1,133	–	2,266
Vested and exercised[1, 2]	–	(56,833)	(24,379)	–	–	–	–	(81,212)
Lapse	–	–	(29,796)	–	–	–	–	(29,796)
At 31 December 2002	63,383	60,170	54,175	9,355	18,390	39,055	616,741	861,269

Michael Gradon	P&O LTIP 96/97	P&O LTIP Roll over Awards	P&O LTIP Roll over Maximum Matching Awards	Matching Plan Stock Awards	Matching Plan Invested Stock	Maximum Matching Plan Matching Awards	Stock Options	Total
At 1 January 2002	–	82,533	78,671	14,138	30,560	64,275	433,144	703,321
Dividend Stock	–	2,422	–	1,055	–	–	–	3,477
Grant	–	–	–	3,887	34,496	61,380	261,228	360,991
Vested and exercised[1, 2]	–	(41,268)	(17,701)	–	–	–	–	(58,969)
Lapse	–	–	(21,635)	–	–	–	–	(21,635)
At 31 December 2002	–	43,687	39,335	19,080	65,056	125,655	694,372	987,185

Richard Hein	P&O LTIP 96/97	P&O LTIP Roll over Awards	P&O LTIP Roll over Maximum Matching Awards	Matching Plan Stock Awards	Matching Plan Invested Stock	Maximum Matching Plan Matching Awards	Stock Options	Total
At 1 January 2002	98,026	121,672	115,980	14,377	2,937	18,462	315,237	686,691
Grant	–	–	–	4,170	–	4,170	–	8,340
Vested and exercised[1, 2]	–	(60,836)	(26,096)	–	–	–	–	(86,932)
Lapse	–	–	(31,894)	–	–	–	–	(31,894)
At 31 December 2002*	98,026	60,836	57,990	18,547	2,937	22,632	315,237	576,205

* at date of retirement

Charles Rice	P&O LTIP 96/97	P&O LTIP Roll over Awards	P&O LTIP Roll over Maximum Matching Awards	Matching Plan Stock Awards	Matching Plan Invested Stock	Maximum Matching Plan Matching Awards	Stock Options	Total
At 1 January 2002	–	–	–	9,632	–	9,090	257,860	276,582
Dividend Stock	–	–	–	728	–	–	–	728
Grant	–	–	–	2,811	–	2,811	235,604	241,226
At 31 December 2002	–	–	–	13,171	–	11,901	493,464	518,536

Peter Smith	P&O LTIP 96/97	P&O LTIP Roll over Awards	P&O LTIP Roll over Maximum Matching Awards	Matching Plan Stock Awards	Matching Plan Invested Stock	Maximum Matching Plan Matching Awards	Stock Options	Total
At 1 January 2002	100,969	89,373	85,191	38,149	–	36,000	390,990	740,672
Dividend Stock	5,928	2,623	–	2,423	–	–	–	10,974
Grant	–	–	–	3,187	29,935	53,078	214,175	300,375
Vested and exercised[1, 2]	–	(44,687)	(19,168)	–	–	–	–	(63,855)
Lapse	–	–	(23,428)	–	–	–	–	(23,428)
At 31 December 2002	106,897	47,309	42,595	43,759	29,935	89,078	605,165	964,738

Robert Woods	P&O LTIP 96/97	P&O LTIP Roll over Awards	P&O LTIP Roll over Maximum Matching Awards	Matching Plan Stock Awards	Matching Plan Invested Stock	Maximum Matching Plan Matching Awards	Stock Options	Total
At 1 January 2002	53,589	100,945	96,225	22,959	27,586	67,642	596,187	965,133
Dividend Stock	–	2,963	–	1,562	–	–	–	4,525
Grant	–	–	–	3,706	17,248	32,452	409,755	463,161
Vested and exercised[1, 2]	(53,589)	(50,473)	(21,651)	–	–	–	–	(125,713)
Lapse	–	–	(26,462)	–	–	–	–	(26,462)
At 31 December 2002	–	53,435	48,112	28,227	44,834	100,094	1,005,942	1,280,644

(1) The P&O LTIP Roll over Matching Awards vested on 7 March 2002. The market value of the deferred stock comprising these awards on the day of vesting was 245p.

(2) The date of exercise was 8 May 2002. The market value of the deferred stock comprising these awards on the day of exercise was 286p.

(3) The date of exercise was 4 July 2002. The market value of the deferred stock comprising this award on the day of exercise was 229p.

96/97 LTIP Awards

Prior to the demerger of P&O Princess Cruises on 23 October 2000, the Company operated a Long Term Incentive Plan (the 'LTIP'). Awards granted under the LTIP in relation to the 1996/97 performance period vested on 1 January 2000 and remain exercisable until 27 March 2005.

P&O LTIP Roll over Awards

At the time of the demerger, awards granted under the LTIP in relation to the 1996/99 performance period were allowed to vest and participants could choose to exercise such awards and acquire the underlying deferred stock. Executives were also given the opportunity to release such awards in consideration for the grant by the Company of replacement awards and related matching awards under the rules of the Matching Plan. The amount of deferred stock that may be acquired under the matching awards is dependent on the TSR performance of the Company relative to that of the FTSE 350.

The value of the deferred stock over which the LTIP roll over awards were granted was equivalent to the value of the deferred stock the subject of the released LTIP award (after adjustment for notional reinvestment of the P&O Princess Cruises shares received on demerger). One half of an individual's LTIP roll over award represents a 2001 LTIP award and the other half represents a 2002 LTIP award. The 2001 LTIP award became exercisable from 7 March 2002 and the 2002 LTIP award became exercisable from 6 March 2003. The related matching awards are linked to the TSR performance of the Company over the period from 24 October 2000 to 31 December 2001 and 31 December 2002 respectively. The Company's TSR performance over the period from 24 October 2000 to 31 December 2001 resulted in a ranking position of 141 out of 324 companies. Therefore, each participant's 2001 LTIP roll over matching award was exercised over deferred stock equal to 45 per cent of their 2001 LTIP roll over award. For the period from 24 October 2000 to 31 December 2002, the Company's TSR performance resulted in a ranking position of 129 out of 315 companies resulting in each participant's 2002 LTIP roll over becoming exercisable over deferred stock equal to 53 per cent of their 2002 LTIP roll over award.

Stock Awards

Stock Awards granted during 2002 related to bonus payments for the 2001 financial year. The market value of the deferred stock comprising these awards on the day of grant was 286p per £1 nominal of deferred stock. The Trustee waives its right to receive dividends on stock held in the Trust and the amount of stock to which Stock Awards relate increased during the year, due to additional P&O deferred stock purchased by the Trustee which had a value equivalent to the value of the dividend foregone. Stock Awards are eligible for Matching Awards in accordance with the rules of the Matching Plan as described above. The terms of the Matching Plan are summarised on page 40. Stock Awards are subject to a retention period of two years from the date of grant. Stock Awards and Deferred Stock Bonus Awards granted in 2001 are exercisable from 6 March 2003.

Stock Options

Further details of the stock options granted to Directors under the ESOP and the P&O SAYE Scheme are set out below.

	Outstanding 1 January 2002	Granted 24 September 2002	Exercise Price	Outstanding 31 December 2002†	Exercisable From	Exercisable To
Lord Sterling	15,214*		243p	15,214	23/10/00	14/4/04
	195,578*		243p	195,578	23/10/00	22/12/04
	229,533		243p	229,533	23/10/03	23/10/10
	282,615		205p	282,615	17/9/04	17/9/11
		355,673	166p	355,673	24/9/05	24/9/12
Sir Bruce MacPhail	20,225*		243p	20,225	23/10/00	14/4/04
	244,911*		243p	244,911	23/10/00	22/12/04
	380,715		243p	380,715	23/10/03	23/10/10
	466,939		205p	466,939	17/9/04	17/9/11
		587,535	166p	587,535	24/9/05	24/9/12
Douglas Anderson	35,692*		243p	35,692	23/10/00	9/5/05
	95,200		243p	95,200	23/10/03	23/10/10
	226,386		205p	226,386	17/9/04	17/9/11
Joanne Curin	6,914*		243p	6,914	1/4/02	1/4/09
	26,691*		243p	26,691	17/3/03	17/3/10
	183,906		243p	183,906	23/10/03	23/10/10
	226,660		205p	226,660	17/9/04	17/9/11
Graeme Dunlop	42,822*		243p	42,822	23/10/00	4/5/03
	105,696*		243p	105,696	23/10/00	22/12/04
	209,897		243p	209,897	23/10/03	23/10/10
	258,326		205p	258,326	17/9/04	17/9/11
Michael Gradon	8,579*		243p	8,579	23/10/00	14/4/04
	54,065*		243p	54,065	23/10/00	22/12/04
	162,908		243p	162,908	23/10/03	23/10/10
	207,592		205p	207,592	17/9/04	17/9/11
		261,228	166p	216,228	24/9/05	24/9/12
Richard Hein	41,337*		243p	41,337	23/10/00	9/5/05
	123,200		243p	123,200	23/10/03	23/10/10
	150,700		205p	150,700	17/9/04	17/9/11
Charles Rice	8,238*		243p	8,238	23/10/00	14/4/04
	89,360		243p	89,360	23/10/03	23/10/10
	160,262		205p	160,262	17/9/04	17/9/11
		235,604	166p	235,604	24/9/05	24/9/12
Peter Smith	94,644*		243p	94,644	23/10/00	22/12/04
	124,432		243p	124,432	23/10/03	23/10/10
	170,250		205p	170,250	17/9/04	17/9/11
	1,664#		181p	1,664	1/10/08	1/6/09
		214,175	166p	214,175	24/9/05	24/9/12
Robert Woods	92,211*		243p	92,211	23/10/00	22/12/04
	226,014		243p	226,014	23/10/03	23/10/10
	277,962		205p	277,692	17/9/04	17/9/11
		409,755	166p	409,755	24/9/05	24/9/12

† or date of resignation/retirement

P&O SAYE Scheme options

Options marked (*) are replacement options granted by the Company immediately following the demerger of the cruise business to replace those options which were released prior to the demerger. The period in which a replacement option is exercisable is identical to that of the option it replaced. The exercise of replacement options is not subject to performance conditions. The other options shown above were granted as part of general grants of options to a large number of executives, further details of which are provided above.

There were no gains made by directors on the exercise of options in 2002 or 2001.

The mid-market price of the deferred stock at 31 December 2002 was 165p (2001 238p). The highest mid-market price during the year was 290p and the lowest mid-market price was 160p. No directors' options lapsed during the year.

Pensions

	Current age	Increase in accrued pension (net of inflation/ revaluation) during the year £000 p.a.	Transfer value of the increase in accrued pension (net of inflation/ revaluation) less director's contribution 31 December 2002 £000	Accrued pension at 31 December 2002 £000 p.a.	Increase in accrued pension during the year £000 p.a.	Transfer value of accrued pension at 31 December 2002 £000	Transfer value of accrued pension at 31 December 2001 £000	Increase/ (decrease) in transfer value over the year, less director's contribution £000
Lord Sterling	68	–	–	447	40	8,894	7,965	929
Sir Bruce MacPhail	63	–	–	364	27	6,986	6,376	610
Douglas Anderson	57	11	161	91	19	1,319	1,070	249
Graeme Dunlop	60	2	30	165	10	4,113	3,911	194
Michael Gradon	43	7	33	88	8	568	742	(187)
Richard Hein	67	–	–	80	6	1,472	1,368	104
Charles Rice	49	33	261	134	35	1,080	1,144	(75)
Peter Smith	51	3	20	58	3	525	682	(162)
Robert Woods	56	12	246	251	43	5,415	4,718	679

All executive directors during the year, except Douglas Anderson, Joanne Curin and Richard Hein, are members of The P&O Pension Scheme ("the UK Scheme"). Douglas Anderson and Richard Hein are members of the P&O Australia Superannuation Fund ("the Australian Scheme"). No element of remuneration other than basic salary is pensionable.

Inflation/revaluation includes UK inflation of 1.7 per cent in accordance with Schedule 3 of the Pension Schemes Act 1993 and scheme uplift in respect of late retirement where appropriate. Australian inflation was 3.2 per cent for the calendar year 2002 and has been used where appropriate in the calculation of entitlements in the Australian Scheme.

Lord Sterling and Sir Bruce MacPhail have ceased to accrue further pension rights, and increases in accrued pension reflect the UK Scheme's late retirement provisions. In accordance with Inland Revenue regulations they are not entitled to transfer their benefits out of the scheme. The amount shown as transfer values in the table above indicates the change in cost to the scheme of providing the late retirement benefits given prevailing market conditions. Lord Sterling's increase in annual accrued pension during the year is after an adjustment of £16,500 to his annual accrued pension at 31 December 2001 to reflect late retirement factors.

Transfer values for directors not close to retirement age have fallen over the year owing to a sharp decline in UK equity prices.

Transfer values for directors close to retirement age are calculated by reference to yields on bonds. These have fallen during the year giving rise to increased values.

The Australian Scheme traditionally provides a lump sum benefit on retirement. However, Douglas Anderson and Richard Hein are able to choose between a pension and a lump sum benefit at retirement. The pension shown in the table above is the UK pension equivalent of their lump sum benefit.

Richard Hein ceased to accrue further pension rights with effect from 31 May 2002. He has in accordance with the rules of the Australian Scheme drawn part of his entitlement. The figures above represent a UK equivalent pension of his remaining Australian Scheme entitlement.

Graeme Dunlop reached Normal Retirement Age under the UK Scheme rules on 25 June 2002, at which point his accrued pension in the scheme came into payment after exchanging part of it for a cash sum. The increase in pension during the year and the transfer value quoted at 31 December 2002 allow for both the pension in payment and the commutation payment.

Michael Gradon, Charles Rice, Peter Smith and Robert Woods are contributing members of the UK Scheme. Except for Robert Woods, the accrued pensions at 31 December 2002 represent the deferred pension earned which is payable on reaching Normal Retirement Age. On attaining the relevant age and service criteria, Michael Gradon and Charles Rice will become entitled to the early retirement provisions set out below.

The benefits that can be provided to Peter Smith from the UK Scheme are restricted by the pensions earnings cap. The Company has therefore established a Funded Unapproved Retirement Benefit Scheme, which operates on a defined contribution basis; the Company's contribution to this scheme was £43,807 (of which £4,704 represented arrears for the prior year) (2001 £33,620).

Robert Woods' accrued pension is the total pension earned, which could be paid immediately in the event of retirement, in line with provisions set out below. For the purpose of the UK Listing Authority's Listing Rules his pension in excess of revaluation/inflation is consistent with him not taking an immediate pension last year.

Joanne Curin has a defined contribution pension arrangement. The contribution paid for the year was £97,443 (2001 £95,532).

Under the UK Scheme rules the Normal Retirement Age for Senior Executives is 60 and they may receive a pension of up to two thirds basic salary. There are the following early retirement arrangements for directors depending on age and length of service:

(i) Age 55 and over and completed 25 years service, on voluntary and compulsory early retirement a pension of two thirds of basic salary.

(ii) Age between 50 and 55 and completed 25 years service, for voluntary early retirement a proportion of the expected two thirds pension based on service to date of retirement without actuarial reduction.

(iii) Age between 50 and 55 and completed 25 years service, on compulsory early retirement a full two thirds pension.

The UK Scheme's rules guarantee pension increases during retirement fully in line with the RPI up to 3 per cent, subject to the minimum introduced in the Pensions Act 1995. Increases above 3 per cent are not guaranteed but the trustee has the power to grant them, if circumstances permit, without referring to the Company. Increases greater than 80 per cent of the movement in the RPI may be given with the agreement of the Company. The current policy of the Company and the trustee is to fund the UK Scheme for increases matching 80 per cent of the movement in the RPI. As a result of a review of transfer value calculations undertaken to ensure compliance with the Pensions Act 1995, the trustee of the UK Scheme has directed the scheme's actuary to make only partial allowance for discretionary pension increases in transfer values calculated after 6 April 1997.

In the case of death before retirement, a capital sum equal to four times basic salary is payable by the UK Scheme. Spouses' pensions are also provided by the Scheme and are 66 per cent of the member's pension (before commutation). Dependants' pensions may be payable at the trustee's discretion if there is no spouse and are the same percentage as spouses' pensions. Children's allowances are paid at the rate of 25 per cent of the spouse's pension for each of up to three children ceasing at the age of 18, or at the age of 23 if in full time education.

The pension entitlements shown exclude any additional pension purchased by the directors' Additional Voluntary Contributions.

By order of the Board
R M Gradon
Director and Secretary
6 March 2003

Directors' responsibilities in respect of the preparation of the accounts

The following statement, which should be read in conjunction with the statement of auditors' responsibilities included in the report of the independent auditors on page 50, is made with a view to distinguishing for stockholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

The directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year.

In preparing the accounts, the directors are required to select appropriate accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent and state whether all accounting standards which they consider to be applicable have been followed. The directors are also required to use a going concern basis in preparing the accounts unless this is inappropriate.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the accounts comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Report of the independent auditors

Independent auditors' report to the members of The Peninsular and Oriental Steam Navigation Company
We have audited the accounts on pages 51 to 88. We have also audited the information on pages 42 to 48 of the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 49, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on pages 37 and 38 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the directors' remuneration report to be audited.

Opinion
In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the loss of the Group for the year then ended; and
- the accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

8 Salisbury Square
London
EC4Y 8BB
6 March 2003

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Group profit and loss account

for the year ended 31 December 2002

	Note	2002 £m	2002 £m	2001 £m	2001 £m
Turnover: Group and share of joint ventures			4,519.2		4,499.1
Less: share of joint ventures' turnover			(1,843.1)		(2,023.1)
Continuing operations		1,882.8		1,730.5	
Discontinued operations		793.3		745.5	
Group turnover	3		2,676.1		2,476.0
Net operating costs	4		(2,524.6)		(2,297.4)
Group operating profit			151.5		178.6
Share of operating results of: joint ventures			(43.6)		75.9
associates			13.1		19.1
Continuing operations					
Total operating profit before goodwill amortisation and reorganisation costs		135.1		267.0	
Goodwill amortisation		(9.6)		(9.3)	
Reorganisation costs		(16.5)		–	
		109.0		257.7	
Discontinued operations		12.0		15.9	
Total operating profit: Group and share of joint ventures and associates	3		121.0		273.6
Continuing operations					
Profit on sale of properties held as fixed assets			0.8		3.2
(Loss)/profit on sale of investments, ships and other fixed assets			(5.5)		3.3
Loss on sale and termination of businesses			(37.4)		(6.4)
Discontinued operations					
Profit/(loss) on sale of properties held as fixed assets			0.1		(0.7)
(Loss)/profit on sale and termination of businesses			(102.9)		13.6
(Loss)/profit on ordinary activities before interest and taxation	3		(23.9)		286.6
Net interest payable and similar items	5		(111.8)		(113.6)
(Loss)/profit on ordinary activities before taxation			(135.7)		173.0
Taxation	6		(35.5)		(44.8)
(Loss)/profit on ordinary activities after taxation			(171.2)		128.2
Equity minority interests	24		(8.5)		(8.9)
(Loss)/profit for the financial year attributable to stockholders			(179.7)		119.3
Dividends on equity and non-equity share capital	7		(95.1)		(95.6)
Retained (loss)/profit for the financial year	23		(274.8)		23.7
Dividends per £1 nominal of deferred stock	7		13.5p		13.5p
Basic (loss)/earnings per £1 nominal of deferred stock	9		(27.1)p		17.0p
Diluted (loss)/earnings per £1 nominal of deferred stock	9		(27.1)p		17.0p

Balance sheets

at 31 December 2002

	Note	**Group 2002 £m**	Group 2001 £m	**Company 2002 £m**	Company 2001 £m
Assets					
Fixed assets					
Intangible assets: Goodwill	10	**246.2**	181.8	**–**	–
Tangible assets					
Ships	11	**430.8**	186.6	**21.2**	22.4
Properties	12	**446.4**	485.5	**0.3**	0.3
Other fixed assets	13	**592.9**	641.1	**2.7**	2.7
Investments					
Subsidiaries	14	**–**	–	**2,565.1**	2,293.6
Joint ventures:				**553.4**	729.6
Share of gross assets		**1,403.0**	1,725.4		
Share of gross liabilities		**(749.7)**	(816.9)		
Share of net assets		**653.3**	908.5		
Associates		**149.3**	180.7	**47.7**	64.2
Other investments		**12.2**	13.6	**0.1**	0.1
Own shares held		**15.2**	10.6	**15.2**	10.6
Total investments	15	**830.0**	1,113.4	**616.4**	804.5
		2,546.3	2,608.4	**3,205.7**	3,123.5
Current assets					
Development and dealing properties	16	**380.3**	393.2	**11.7**	2.3
Stocks	17	**60.4**	56.2	**–**	–
Debtors	18	**528.0**	658.4	**174.3**	211.8
Cash at bank and in hand		**66.0**	89.9	**4.0**	21.2
		1,034.7	1,197.7	**190.0**	235.3
Creditors: amounts falling due within one year					
Loans	19	**(183.3)**	(80.7)	**(69.0)**	(1.2)
Other creditors	20	**(640.9)**	(729.2)	**(222.9)**	(146.7)
		(824.2)	(809.9)	**(291.9)**	(147.9)
Net current assets/(liabilities)		**210.5**	387.8	**(101.9)**	87.4
Total assets less current liabilities		**2,756.8**	2,996.2	**3,103.8**	3,210.9
Creditors: amounts falling due in more than one year					
Loans	19	**(1,210.5)**	(1,087.0)	**(850.9)**	(800.0)
Other creditors	20	**(59.2)**	(77.4)	**(592.9)**	(672.8)
		(1,269.7)	(1,164.4)	**(1,443.8)**	(1,472.8)
Provisions for liabilities and charges	21	**(148.7)**	(136.5)	**(12.7)**	(6.6)
Net assets		**1,338.4**	1,695.3	**1,647.3**	1,731.5
Capital and reserves					
Called up share capital	22	**752.2**	752.0	**752.2**	752.0
Share premium account	23	**779.6**	779.4	**779.6**	779.4
Revaluation reserve	23	**(6.4)**	(9.6)	**–**	–
Other reserves	23	**17.8**	(18.3)	**–**	–
Profit and loss account	23	**(239.1)**	138.9	**115.5**	200.1
Equity stockholders' funds		**1,210.9**	1,549.2	**1,554.1**	1,638.3
Non-equity stockholders' funds	23	**93.2**	93.2	**93.2**	93.2
Stockholders' funds		**1,304.1**	1,642.4	**1,647.3**	1,731.5
Equity minority interests	24	**34.3**	52.9	**–**	–
		1,338.4	1,695.3	**1,647.3**	1,731.5

The accounts were approved by a duly authorised committee of the Board of directors and signed on its behalf on 6 March 2003 by:

Lord Sterling
Sir Bruce MacPhail

Group cash flow statement

for the year ended 31 December 2002

	Note	2002 £m	2002 £m	2001 £m	2001 £m
Net cash inflow from operating activities	30(a)		**281.4**		287.3
Dividends from joint ventures and associates			**29.5**		27.8
Returns on investments and servicing of finance					
Interest received		**12.9**		20.9	
Interest paid		**(92.7)**		(86.0)	
Finance lease interest paid		**(7.0)**		(7.5)	
Dividends paid to minority interests		**(3.9)**		(8.1)	
Dividends paid to non-equity stockholders		**(3.8)**		(3.8)	
Net cash outflow from returns on investments and servicing of financing			**(94.5)**		(84.5)
Taxation			**(34.6)**		(27.4)
Capital expenditure and financial investment					
Purchase of ships		**(23.2)**		(103.7)	
Purchase of properties		**(54.6)**		(47.8)	
Purchase of investments and other fixed assets		**(120.2)**		(125.3)	
Sale of ships		**23.5**		106.9	
Sale of properties		**9.3**		18.1	
Sale of investments and other fixed assets		**9.6**		9.6	
Net cash outflow for capital expenditure and financial investment			**(155.6)**		(142.2)
Acquisitions and disposals					
Purchase of subsidiaries and businesses	30(d)	**(188.8)**		(54.5)	
Purchase of joint ventures and associates		**(63.1)**		(33.7)	
Sale of subsidiaries and termination of businesses	30(e)	**126.9**		76.3	
Sale of joint ventures and associates		**51.0**		34.7	
Net cash (outflow)/inflow for acquisitions and disposals			**(74.0)**		22.8
Equity dividends paid			**(91.6)**		(92.1)
Net cash outflow before management of liquid resources and financing			**(139.4)**		(8.3)
Management of liquid resources			**0.1**		0.1
Financing					
Issue of stock		**0.5**		1.3	
Short term borrowings		**(0.5)**		–	
Loan drawdowns		**766.4**		548.2	
Loan repayments		**(630.8)**		(529.0)	
Finance leases capital payments		**(20.0)**		(6.0)	
Net cash inflow from financing			**115.6**		14.5
(Decrease)/increase in cash	30(b)		**(23.7)**		6.3

Group statement of total recognised gains and losses

for the year ended 31 December 2002

	2002 £m	2001 £m
(Loss)/profit for the financial year attributable to stockholders	**(179.7)**	119.3
Deficit on valuation of properties	**(8.4)**	(5.8)
Surplus on valuation of properties held by joint ventures and associates	**0.5**	0.4
Fair value adjustments to existing interests in net assets on acquisition of subsidiary	**(12.7)**	–
Exchange movements on foreign currency net investments and revaluation reserves	**(102.3)**	(41.5)
UK taxation on exchange movements on foreign currency net investments: current period	**–**	(2.7)
: prior periods	**11.7**	(2.4)
Total recognised gains and losses for the financial year	**(290.9)**	67.3
Prior year adjustment (see note 2)	**7.2**	
Total gains and losses since the last annual report	**(283.7)**	

Note of Group historical cost profits and losses

for the year ended 31 December 2002

	2002 £m	2001 £m
(Loss)/profit on ordinary activities before taxation	**(135.7)**	173.0
Realisation of investment and property valuation movements of previous years	**(13.5)**	(4.2)
Difference between a historical cost amortisation charge and the actual amortisation charge of the year calculated at the revalued amount	**(0.5)**	(0.9)
Historical cost (loss)/profit on ordinary activities before taxation	**(149.7)**	167.9
Historical cost (loss)/profit for the year retained after taxation, minority interests and dividends	**(288.8)**	18.6

Reconciliations of movements in stockholders' funds

for the year ended 31 December 2002

	Group 2002 £m	Group 2001 £m	**Company 2002 £m**	Company 2001 £m
Total recognised gains and losses for the financial year	**(290.9)**	67.3	**10.4**	171.5
Dividends on share capital	**(95.1)**	(95.6)	**(95.1)**	(95.6)
New stock issued	**0.5**	1.3	**0.5**	1.3
Goodwill on disposals	**47.2**	–	**–**	–
Net change in stockholders' funds	**(338.3)**	(27.0)	**(84.2)**	77.2
Stockholders' funds at the beginning of the year	**1,642.4**	1,669.4	**1,731.5**	1,654.3
Stockholders' funds at the end of the year	**1,304.1**	1,642.4	**1,647.3**	1,731.5

The Group stockholders' funds at the beginning of the year, as previously reported, were £1,635.2m (2001 £1,662.8m), before the prior year adjustment of £7.2m (2001 £6.6m).

Notes to the accounts

1 Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to these accounts.

Basis of preparation of accounts

The accounts have been prepared on the historical cost basis modified to include certain properties at market value and in accordance with the Companies Act 1985 except as stated under properties and in note 30.

The accounts have been prepared in accordance with applicable United Kingdom accounting standards, including Financial Reporting Standard 19 (Deferred tax), the effect of which is set out in note 2 to the accounts. The comparative figures have been restated accordingly. The Group has followed the transitional arrangements of Financial Reporting Standard 17 (Retirement benefits) in these accounts.

Basis of consolidation

The Group accounts include the accounts of the Company and its subsidiary undertakings made up to 31 December each year. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

An associate is an undertaking in which the group has a long term interest, usually from 20 per cent to 50 per cent of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet.

A joint venture is an undertaking in which the group has a long term interest and over which it exercises joint control. The Group's share of the turnover and profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their assets and liabilities is included in investments in the consolidated balance sheet.

Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account.

Goodwill arising on consolidation

Purchased goodwill represents the excess of the fair value of the consideration and associated costs over the fair value of the separable net assets of businesses acquired.

Goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 1 January 1998, when Financial Reporting Standard 10 (Goodwill and intangible assets) was adopted, was deducted from reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously deducted from reserves is written back through the profit and loss account as part of the profit or loss on disposal.

Goodwill arising on consolidation in respect of acquisitions since 1 January 1998 is capitalised. Positive goodwill is amortised to nil on a straight line basis over its estimated useful life, which can be up to 20 years.

Goodwill arising on the Group's acquisition of its joint ventures and associates less accumulated amortisation is included in the carrying amount for the joint ventures and associates.

On the subsequent disposal or termination of a business acquired since 1 January 1998, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

Investments

In the Company's accounts, investments in subsidiary undertakings, joint ventures and associates are stated at cost less any impairment in value. Where merger relief provisions of the Companies Act 1985 apply, investments of the Company are accounted for on the basis of the nominal value of shares issued as purchase consideration.

Other investments are stated at historical cost net of provisions for impairment.

Properties

Investment properties and properties occupied by Group companies are included in fixed assets at their latest valuations plus subsequent additions at cost, and surpluses and deficits on valuation are included in the revaluation reserve. A substantial proportion by value of investment properties, including the largest properties, is valued annually by the Group chief surveyor and triennially by external valuers. The remaining low value investment properties are valued triennially, a third each year, by the Group chief surveyor. Properties occupied by Group companies are valued systematically over five years by external valuers. Profits and losses on sale of properties are calculated by reference to their net carrying amounts.

Depreciation or amortisation is not provided in respect of freehold or long leasehold investment properties. This treatment is a departure from the Companies Act 1985 concerning the depreciation of fixed assets in respect of certain of these properties. However, such properties are not held for consumption but for investment and the directors consider systematic annual depreciation would be inappropriate and that this policy is necessary for the accounts to give a true and fair view. Depreciation or amortisation is only one of the many factors reflected in the valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

In the case of freehold buildings and leasehold properties occupied by Group companies, annual depreciation is provided on a straight line basis. Freehold properties are written off over 50 years and leasehold properties are written off over the remainder of the lease period. No depreciation is provided on freehold land.

Provision for any impairment in value of properties held as fixed assets is made in the profit and loss account.

Development properties are not revalued during development and are included in current assets at the lower of cost and net realisable value. For properties previously held for investment, which the directors have decided are to be developed and which are reclassified as development properties, cost is considered to be the latest valuation prior to their reclassification. This treatment is a departure from the Companies Act 1985 which would normally require current assets to be carried at the lower of cost or net realisable value. The directors consider that compliance with this requirement would fail to give a true and fair view of historic revaluation surpluses, which remain unrealised by the Group until disposal. Interest and other outgoings less income receivable are charged to the profit and loss account during development, except in respect of certain overseas properties where the development period is extensive, when such amounts are included in cost. Development properties retained by the Group are transferred to investment properties at the lower of cost and net realisable value. Dealing properties are stated at the lower of cost and net realisable value.

In certain subsidiaries, realised capital profits on the sale of properties are not ordinarily available for distribution and accordingly these capital profits are transferred to other reserves. These capital profits can be distributed by the passing of a special resolution by the subsidiary.

Ships and other fixed assets
These assets are stated at cost less accumulated depreciation.

Assets acquired under finance leases are stated at cost less accumulated depreciation, the future capital payments being included in loans.

Depreciation is calculated to write off the cost of these assets to estimated residual value, on a straight line basis over the expected useful life of the asset concerned; generally for ships between 10 and 25 years, for port installations and cold storage facilities over periods of up to 40 years, and for other assets, including computer hardware and software, various periods of up to 16 years.

Provision for any impairment in value of ships and other fixed assets is made in the profit and loss account.

Interest incurred in respect of payments on account of assets under construction is capitalised to the cost of the asset concerned.

Stocks
Stocks and work in progress are stated at the lower of cost and net realisable value.

Liquid resources
Liquid resources comprise term deposits of less than one year.

Turnover
Turnover comprises amounts derived from the provision of goods and services to third parties (excluding VAT and similar sales taxes) and includes rent receivable from properties. Turnover from the provision of goods includes sales of development and dealing properties, recognised on exchange of contracts. Turnover from the provision of services is recognised on the delivery of those services.

Operating leases
Rentals under operating leases are charged to the profit and loss account on a straight line basis.

Pension schemes
Contributions in respect of defined contribution pension schemes are charged to the profit and loss account when they are payable. Contributions in respect of defined benefit pension schemes are calculated as a percentage, agreed on actuarial advice, of the pensionable salaries of employees. The cost of providing defined benefit pensions is charged to the profit and loss account on a systematic basis over the periods benefiting from the services of employees.

Deferred taxation
Deferred tax is recognised without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet dates except as otherwise required by Financial Reporting Standard 19 (Deferred tax).

Derivatives and other financial instruments
Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to the interest expense over the period of the contracts.

Non interest bearing amounts due after one year are discounted at a rate approximating to current interest rates. Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

Foreign currencies
Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction. Profits and losses of subsidiaries, branches, joint ventures and associates which have currencies of operation other than sterling are translated into sterling at average rates of exchange except for material exceptional items which are translated at the rate ruling on the date of transaction. Assets and liabilities denominated in foreign currencies are translated at the year end exchange rates.

Exchange differences arising from the retranslation of the opening net assets of subsidiaries, branches, joint ventures and associates which have currencies of operation other than sterling and any related loans are taken to reserves together with the differences arising when the profit and loss accounts are translated at average rates and compared with rates ruling at the year end. Other exchange differences are taken to the profit and loss account.

2 New accounting standard
In December 2000, the Accounting Standards Board issued Financial Reporting Standard 19 (Deferred tax), which the Group has adopted for the first time in preparing these accounts.

Prior to the implementation of FRS 19, the Group provided deferred tax on timing differences arising from the revaluation of certain of its properties. Under FRS 19 this treatment is now prohibited when there is no binding agreement to sell these properties. This has resulted in an adjustment to prior year reserves and a restatement of comparative figures. The change to the balance sheet is a decrease in the deferred tax provision of £7.2m at 31 December 2001, with a consequential increase to reserves of the same amount. There is no impact on the profit and loss account as reported for the year ended 31 December 2001 or 31 December 2002.

3 Analysis of results and net operating assets

Turnover

By division:	Group 2002 £m	Joint ventures 2002 £m	Total 2002 £m
Continuing operations			
Ports	**670.9**	**126.3**	**797.2**
Ferries	**890.0**	**152.3**	**1,042.3**
Cold Logistics	**153.1**	**–**	**153.1**
P&O Nedlloyd	**–**	**1,549.7**	**1,549.7**
Bulk shipping	**–**	**–**	**–**
Property	**168.8**	**14.8**	**183.6**
	1,882.8	**1,843.1**	**3,725.9**
Discontinued operations			
Contract Logistics	**793.3**	**–**	**793.3**
	2,676.1	**1,843.1**	**4,519.2**

By division:	2001 £m	2001 £m	2001 £m
Continuing operations			
Ports	630.7	113.4	744.1
Ferries	755.2	246.2	1,001.4
Cold Logistics	137.2	0.2	137.4
P&O Nedlloyd	–	1,636.5	1,636.5
Bulk shipping	–	–	–
Property	207.4	26.8	234.2
	1,730.5	2,023.1	3,753.6
Discontinued operations			
Contract Logistics	745.5	–	745.5
	2,476.0	2,023.1	4,499.1

Included in Ferries is turnover of £252.9m (2001 £299.4m) in respect of Unit Loads, previously reported within Logistics.

By geographical area of origin:	Group 2002 £m	Joint ventures 2002 £m	Total 2002 £m
Continuing operations			
UK and the Republic of Ireland	**716.4**	**201.5**	**917.9**
Continental Europe	**350.9**	**390.9**	**741.8**
USA and Canada	**346.1**	**246.5**	**592.6**
Australia and Pacific	**301.5**	**123.1**	**424.6**
Far East	**132.9**	**649.2**	**782.1**
Other areas	**35.0**	**231.9**	**266.9**
	1,882.8	**1,843.1**	**3,725.9**
Discontinued operations			
UK and the Republic of Ireland	**183.3**	**–**	**183.3**
Continental Europe	**590.9**	**–**	**590.9**
USA and Canada	**18.3**	**–**	**18.3**
Far East	**0.5**	**–**	**0.5**
Other areas	**0.3**	**–**	**0.3**
	2,676.1	**1,843.1**	**4,519.2**

3 Analysis of results and net operating assets (continued)

By geographical area of origin:	Group 2001 £m	Joint Ventures 2001 £m	Total 2001 £m
Continuing operations			
UK and the Republic of Ireland	658.0	310.1	968.1
Continental Europe	307.3	443.4	750.7
USA and Canada	335.7	214.5	550.2
Australia and Pacific	263.4	165.3	428.7
Far East	108.8	672.9	781.7
Other areas	57.3	216.9	274.2
	1,730.5	2,023.1	3,753.6
Discontinued operations			
UK and the Republic of Ireland	186.3	–	186.3
Continental Europe	551.9	–	551.9
USA and Canada	4.1	–	4.1
Other areas	3.2	–	3.2
	2,476.0	2,023.1	4,499.1

Turnover by destination is not materially different from turnover by origin.

Operating profit

By division:	Group 2002 £m	Joint ventures 2002 £m	Associates 2002 £m	Total 2002 £m
Continuing operations				
Ports	**86.9**	**20.5**	**9.4**	**116.8**
Ferries	**(0.2)**	**13.9**	**–**	**13.7**
Cold Logistics	**12.8**	**(0.3)**	**–**	**12.5**
P&O Nedlloyd	**(6.6)**	**(79.0)**	**–**	**(85.6)**
Bulk shipping	**(2.3)**	**–**	**1.5**	**(0.8)**
Property	**48.8**	**1.3**	**2.3**	**52.4**
	139.4	**(43.6)**	**13.2**	**109.0**
Discontinued operations				
Contract Logistics	**12.1**	**–**	**(0.1)**	**12.0**
	151.5	**(43.6)**	**13.1**	**121.0**

By division:	2001 £m	2001 £m	2001 £m	2001 £m
Continuing operations				
Ports	91.3	18.9	4.9	115.1
Ferries	(26.5)	25.3	–	(1.2)
Cold Logistics	18.1	(0.1)	–	18.0
P&O Nedlloyd	(7.7)	30.5	–	22.8
Bulk shipping	(2.9)	–	11.2	8.3
Property	90.2	1.3	3.2	94.7
	162.5	75.9	19.3	257.7
Discontinued operations				
Contract Logistics	16.1	–	(0.2)	15.9
	178.6	75.9	19.1	273.6

Included in Ferries is an operating loss of £0.8m (2001 £0.2m) in respect of Unit Loads, previously reported within Logistics. Ferries operating profit is reported after deducting reorganisation costs of £16.5m (2001 £nil).

Operating profit is calculated after deducting goodwill amortisation of £10.8m (2001 £10.2m), of which £6.3m (2001 £8.1m) was incurred by Ports, £2.3m (2001 £0.4m) by Ferries, £0.9m (2001 £0.7m) by Cold Logistics, £0.1m (2001 £0.1m) by Property and £1.2m (2001 £0.9m) by Contract Logistics.

3 Analysis of results and net operating assets (continued)

By geographical area of origin:	Group 2002 £m	Joint ventures 2002 £m	Associates 2002 £m	Total 2002 £m
Continuing operations				
UK and the Republic of Ireland	**(11.8)**	**(5.4)**	**2.1**	**(15.1)**
Continental Europe	**18.4**	**(0.9)**	**–**	**17.5**
USA and Canada	**43.6**	**(10.3)**	**1.9**	**35.2**
Australia and Pacific	**27.1**	**3.7**	**–**	**30.8**
Far East	**53.6**	**(18.3)**	**8.9**	**44.2**
Other areas	**8.5**	**(12.4)**	**0.3**	**(3.6)**
	139.4	**(43.6)**	**13.2**	**109.0**
Discontinued operations				
UK and the Republic of Ireland	**4.6**	**–**	**–**	**4.6**
Continental Europe	**7.1**	**–**	**(0.2)**	**6.9**
USA and Canada	**0.4**	**–**	**–**	**0.4**
Other areas	**–**	**–**	**0.1**	**0.1**
	151.5	**(43.6)**	**13.1**	**121.0**

By geographical area of origin:	2001 £m	2001 £m	2001 £m	2001 £m
Continuing operations				
UK and the Republic of Ireland	15.5	4.3	2.5	22.3
Continental Europe	0.3	30.9	(0.7)	30.5
USA and Canada	63.2	4.8	3.2	71.2
Australia and Pacific	29.3	9.9	4.1	43.3
Far East	42.5	22.1	8.0	72.6
Other areas	11.7	3.9	2.2	17.8
	162.5	75.9	19.3	257.7
Discontinued operations				
UK and the Republic of Ireland	5.3	–	–	5.3
Continental Europe	10.7	–	–	10.7
USA and Canada	0.1	–	–	0.1
Other areas	–	–	(0.2)	(0.2)
	178.6	75.9	19.1	273.6

The effect of acquisitions in 2002 is not material.

Profit/(loss) on sale of properties held as fixed assets By division: Continuing operations	Group 2002 £m	Joint ventures and associates 2002 £m	Total 2002 £m	Total 2001 £m
Ferries	**–**	**–**	**–**	(0.1)
Property	**0.8**	**–**	**0.8**	3.3
	0.8	**–**	**0.8**	3.2
Discontinued operations				
Contract Logistics	**0.1**	**–**	**0.1**	(0.7)
	0.1	**–**	**0.1**	(0.7)

3 Analysis of results and net operating assets (continued)

(Loss)/profit on sale of investments, ships and other fixed assets By division: Continuing operations	Group 2002 £m	Joint ventures and associates 2002 £m	Total 2002 £m	Total 2001 £m
Ports	–	–	–	2.3
Ferries	(1.2)	–	(1.2)	(0.3)
P&O Nedlloyd	–	(3.8)	(3.8)	–
Bulk shipping	(0.1)	(0.4)	(0.5)	–
Property	–	–	–	1.3
	(1.3)	(4.2)	(5.5)	3.3
(Loss)/profit on sale and termination of businesses				
By division:				
Continuing operations				
Ports	(0.2)	(7.1)	(7.3)	–
Ferries	(15.5)	(4.2)	(19.7)	(5.9)
Bulk shipping	–	–	–	(0.2)
Property	–	(10.4)	(10.4)	(0.3)
	(15.7)	(21.7)	(37.4)	(6.4)
Discontinued operations				
Contract Logistics	(99.7)	–	(99.7)	10.3
Other	(3.2)	–	(3.2)	3.3
	(102.9)	–	(102.9)	13.6

Net operating assets By division:	2002 £m	2001 £m
Continuing operations		
Ports	965.3	964.2
Ferries	627.1	473.2
Cold Logistics	223.5	186.3
P&O Nedlloyd	608.8	774.4
Bulk shipping	96.9	151.0
Property	848.0	848.1
	3,369.6	3,397.2
Discontinued operations		
Contract Logistics	–	154.9
	3,369.6	3,552.1

Included in Ferries is £41.8m (2001 £49.5m) of net operating assets previously reported as Unit Loads within Logistics.

3 Analysis of results and net operating assets (continued)

Net operating assets (continued) By geographical area of origin:	**2002** **£m**	2001 £m
Continuing operations		
UK and the Republic of Ireland	**996.8**	762.0
Continental Europe	**432.5**	524.4
USA and Canada	**709.0**	695.9
Australia and Pacific	**385.3**	468.1
Far East	**712.7**	746.4
Other areas	**133.3**	200.4
	3,369.6	3,397.2
Discontinued operations		
UK and the Republic of Ireland	**–**	88.4
Continental Europe	**–**	65.9
Other areas	**–**	0.6
	3,369.6	3,552.1

The net operating assets are reconciled to stockholders' funds as follows:	**2002** **£m**	2001 £m
Net operating assets	**3,369.6**	3,552.1
Interest bearing investments	**10.4**	10.8
Group share of joint venture and associate loans	**(465.0)**	(507.5)
Group share of joint venture and associate other non operating net assets	**18.5**	6.5
Net borrowings	**(1,346.8)**	(1,096.7)
Corporation tax and deferred tax	**(185.6)**	(206.9)
Dividends payable	**(62.7)**	(63.0)
Minority interests	**(34.3)**	(52.9)
	1,304.1	1,642.4

4 Net operating costs

	Continuing operations 2002 £m	**Discontinued operations 2002 £m**	**Total 2002 £m**	Continuing operations 2001 £m	Discontinued operations 2001 £m	Total 2001 £m
Cost of sales	**(1,539.4)**	**(613.4)**	**(2,152.8)**	(1,467.4)	(575.4)	(2,042.8)
Distribution costs	**(6.3)**	**(0.8)**	**(7.1)**	(7.6)	(0.5)	(8.1)
Administrative expenses	**(222.7)**	**(167.0)**	**(389.7)**	(121.1)	(153.5)	(274.6)
Other operating income	**25.0**	**–**	**25.0**	28.1	–	28.1
	(1,743.4)	**(781.2)**	**(2,524.6)**	(1,568.0)	(729.4)	(2,297.4)

Net operating costs include:	**2002** **£m**	2001 £m
Depreciation and amortisation of tangible fixed assets	**(114.1)**	(105.0)
Amortisation of goodwill	**(10.8)**	(10.2)
Audit fee	**(2.2)**	(2.1)
Hire of ships	**(72.3)**	(64.3)
Hire of plant and machinery	**(48.0)**	(48.6)

Of £2.8m (2001 £1.7m) charged for non audit services provided by the Company's auditors and their associates, £1.7m (2001 £0.4m) was for services in the UK and £1.1m (2001 £1.3m) was for services overseas. Included within the non audit services is £1.7m in respect of acquisitions and disposals (£0.4m overseas), £0.5m in respect of tax advice (£0.3m overseas), £0.2m in respect of tax compliance (overseas £0.2m) and £0.4m (£0.2m overseas) in respect of further assurance services. The audit fee of the Company was £0.3m (2001 £0.3m).

5 Net interest payable and similar items

	2002 £m	2001 £m
Interest payable on:		
bank loans and overdrafts	**(63.6)**	(76.6)
other loans	**(29.8)**	(12.5)
finance leases	**(7.1)**	(7.1)
	(100.5)	(96.2)
Interest capitalised	**0.3**	0.6
Other interest receivable and similar items	**16.2**	14.5
	(84.0)	(81.1)
Joint ventures	**(21.1)**	(25.6)
Associates	**(6.7)**	(6.9)
	(111.8)	(113.6)

Interest capitalised in the year comprises £0.2m (2001 £0.5m) in respect of ships and other fixed assets and £0.1m (2001 £0.1m) in respect of overseas development properties. At the year end the aggregate interest capitalised was £4.4m (2001 £2.0m) on ships and other fixed assets and £8.5m (2001 £10.2m) on overseas development properties in the Group and £nil (2001 £nil) on ships and other fixed assets in the Company.

6 *Taxation*

(a) Analysis of taxation on profit on ordinary activities

	2002 £m	2002 £m	2001 £m	2001 £m
UK corporation tax				
Current tax on income for the period		**(7.6)**		(45.9)
Adjustment in respect of prior periods		**7.0**		4.4
		(0.6)		(41.5)
Double taxation relief		**5.3**		47.1
		4.7		5.6
Overseas tax				
Current tax on income for the period	**(29.7)**		(37.2)	
Adjustment in respect of prior periods	**11.3**		16.9	
		(18.4)		(20.3)
Associates and joint ventures		**(12.1)**		(10.0)
Total current tax		**(25.8)**		(24.7)
Deferred tax				
Origination/reversal of timing differences	**(13.9)**		(12.6)	
Effect of increased/decreased tax rate	**0.1**		–	
Adjustment in respect of prior years	**4.1**		(7.5)	
		(9.7)		(20.1)
Tax on profit on ordinary activities		**(35.5)**		(44.8)

The taxation charge includes taxation in respect of profits and losses on sale of fixed assets and businesses of £0.4m (2001 £4.8m).

6 Taxation (continued)

(b) Factors affecting the taxation charge for the current period

The current taxation charge is higher (2001 lower) than the standard rate of corporation tax in the UK of 30% (2001 30%). The differences are explained below:

	2002 £m	2001 £m
(Loss)/profit on ordinary activities before taxation	**(135.7)**	173.0
(Loss)/profit on ordinary activities before taxation multiplied by standard rate of corporation tax in the UK of 30% (2001 30%)	**40.7**	(51.9)
Effects of:		
Profits and losses on sale of fixed assets and businesses not subject to taxation	**(43.9)**	(0.9)
UK expenses not deductible and other UK permanent adjustments	**(2.5)**	(0.4)
UK tax losses not utilised	**(14.7)**	(2.6)
Timing differences taken up in deferred tax	**13.8**	12.6
Tonnage tax	**1.3**	–
Variance from overseas tax rates and adjustments	**(9.5)**	(11.5)
Variance on associates and joint ventures	**(29.3)**	8.7
Adjustments in respect of prior periods	**18.3**	21.3
Current taxation charge for the period	**(25.8)**	(24.7)

The Group's principal shipping businesses and P&O Nedlloyd and Associated Bulk Carriers operate under the UK tonnage tax regime. Under this regime the current year tax charge arising on qualifying activities is calculated by reference to the net tonnage of the ships owned by the business. This method replaces both the tax adjusted profit or loss on a qualifying shipping trade and the chargeable gains and losses made on the disposal of tonnage tax assets as calculated in previous periods. Under this method when the shipping businesses are profitable the effective tax rate will usually be less than the standard rate of corporation tax, but no tax relief is available when the shipping businesses report losses.

(c) Factors which may affect future tax charges

The UK tax losses not utilised can only be carried forward against certain categories of non shipping UK income in certain companies. The UK tonnage tax regime, within which the shipping businesses operate, includes provision whereby a proportion of capital allowances previously claimed by the Group may be subject to tax in the event of a significant number of ships being sold and not replaced. This contingent liability diminishes to nil over the seven year transitional period following entry into the regime. At 31 December 2002 the Group's contingent liability in respect of this provision would be £40.0m (2001 £11.4m) under the assumption that all ships and related assets were sold at book value and none of the proceeds were reinvested in shipping businesses.

The group's overseas tax rates are typically a mixture of rates higher and lower than 30 per cent. An overseas variance will arise, partly due to losses being ring fenced in certain overseas jurisdictions.

In accordance with FRS 19, no deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures, as earnings are reinvested by the Group, and no tax is expected to be payable in the foreseeable future.

In accordance with FRS 19, no provision has been made for deferred tax on gains recognised on revaluing property to its market value. The total amount unprovided is £6.6m (2001 £7.2m). At present, it is not envisaged that any tax will become payable in the foreseeable future.

7 Dividends on equity and non-equity share capital

Dividends paid, proposed and accrued are as follows:

	2002 £m	2001 £m
Equity share capital		
Deferred stock		
Interim declared and paid at 4.5p (2001 4.5p)	(30.4)	(30.4)
Final proposed at 9.0p (2001 9.0p)	(60.9)	(61.4)
	(91.3)	(91.8)
Deferred stock outstanding at the end of the year	682.3	682.1
Dividend per £1 nominal of deferred stock	13.5p	13.5p
Non-equity share capital	£m	£m
Preferred stock	(0.1)	(0.1)
5.5% concessionary stock	(3.7)	(3.7)
	(3.8)	(3.8)
	(95.1)	(95.6)

8 Loss for the financial year attributable to stockholders

The loss for the financial year of the Company attributable to stockholders, being the loss on ordinary activities after taxation, was £1.5m (2001 £168.5m profit).

9 Earnings per £1 nominal of deferred stock

The calculations of the basic earnings per £1 nominal of deferred stock are based on the profit for the financial year attributable to equity stockholders and the weighted average number of £1 nominal of deferred stock thereto.

	2002 £m	2001 £m
(Loss)/profit for the year attributable to stockholders	(179.7)	119.3
Less: dividends on non-equity share capital	(3.8)	(3.8)
Basic and diluted (loss)/earnings	(183.5)	115.5
(Loss)/earnings per £1 nominal of deferred stock	(27.1)p	17.0p
Diluted (Loss)/earnings per £1 nominal of deferred stock	(27.1)p	17.0p

The diluted earnings per £1 nominal of deferred stock has been calculated by reference to an adjusted average number of £1 nominal of deferred stock as follows:

	2002 £m	2001 £m
Weighted average per basic calculation	676.3	678.0
Adjustment to reflect dilutive deferred stock under option	0.1	0.3
	676.4	678.3

10 Goodwill

	£m
Cost at 1 January 2002	200.0
Exchange movements	(23.6)
Additions (see note 30(d))	121.9
Disposals	(27.7)
Cost at 31 December 2002	270.6
Amortisation at 1 January 2002	(18.2)
Exchange movements	1.9
Amortisation charge for the year	(10.8)
Disposals	2.7
Amortisation at 31 December 2002	(24.4)
At 31 December 2002	246.2
At 31 December 2001	181.8

11 Ships

Group	Owned £m	Leased £m	Total £m
Cost at 1 January 2002	303.2	216.5	519.7
Exchange movements	1.3	(0.1)	1.2
On acquisition of subsidiary	224.3	9.0	233.3
Additions	21.8	35.0	56.8
Purchase of leased assets	17.6	(17.6)	-
Disposals	(138.5)	(78.9)	(217.4)
Cost at 31 December 2002	429.7	163.9	593.6
Depreciation at 1 January 2002	(223.4)	(109.7)	(333.1)
Exchange movements	(1.5)	0.1	(1.4)
Depreciation charge for year	(23.6)	(6.7)	(30.3)
Purchase of leased assets	(15.7)	15.7	-
Disposals	128.9	73.1	202.0
Depreciation at 31 December 2002	(135.3)	(27.5)	(162.8)
At 31 December 2002	294.4	136.4	430.8
At 31 December 2001	79.8	106.8	186.6

Company	Leased £m
Cost at 1 January 2002	30.7
Cost at 31 December 2002	30.7
Depreciation at 1 January 2002	(8.3)
Depreciation charge for year	(1.2)
Depreciation at 31 December 2002	(9.5)
At 31 December 2002	21.2
At 31 December 2001	22.4

Ships under construction included in the above totalled £nil (2001 £3.9m) for the Group and £nil (2001 £nil) for the Company.

12 Properties

Group	Freehold £m	Leasehold £m	Total £m
Cost or valuation at 1 January 2002	251.2	293.0	544.2
Exchange movements	(2.9)	(22.0)	(24.9)
On acquisition of subsidiaries and businesses	30.9	6.1	37.0
Additions	33.2	22.3	55.5
Reclassification to development properties	(0.3)	–	(0.3)
Reclassification from other fixed assets	0.7	1.9	2.6
Reclassification	2.1	(2.1)	–
Disposals	(3.0)	(2.5)	(5.5)
On disposal of subsidiaries	(61.9)	(30.0)	(91.9)
Deficit on valuation (note (a))	(7.3)	(7.1)	(14.4)
Cost or valuation at 31 December 2002	242.7	259.6	502.3
Depreciation and amortisation at 1 January 2002	(5.1)	(53.6)	(58.7)
Exchange movements	(0.3)	1.7	1.4
Depreciation and amortisation charge for year	(2.4)	(11.0)	(13.4)
Reclassification from other fixed assets	(0.9)	(0.3)	(1.2)
Disposals	0.5	0.9	1.4
On disposal of subsidiaries	2.6	6.0	8.6
Write back of prior year amortisation on valuation (note (a))	–	6.0	6.0
Depreciation and amortisation at 31 December 2002	(5.6)	(50.3)	(55.9)
At 31 December 2002	237.1	209.3	446.4
At 31 December 2001	246.1	239.4	485.5

An analysis of the foregoing at 31 December 2002 is as follows:

	2002 £m	At valuation 2001 £m	2000 £m	1999 £m	At cost £m	Depreciation and amortisation £m	Total £m
Freehold	136.3	12.0	22.2	12.3	59.9	(5.6)	237.1
Leasehold: 50 years and over	8.3	3.7	8.7	–	7.0	(1.2)	26.5
under 50 years	53.9	31.1	35.9	–	111.0	(49.1)	182.8
	198.5	46.8	66.8	12.3	177.9	(55.9)	446.4

Company	Freehold £m
Cost at 31 December 2002	0.3
Cost at 31 December 2001	0.3

(a) The valuations of properties at 31 December 2002 were carried out by the Group chief surveyor, R A Knight FRICS. They were made on the basis of open market value for investment properties and on the basis of existing use value for those properties occupied by Group companies. Both bases of valuation are in accordance with the RICS Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors, or local equivalent. The directors are not aware of any material changes in the value of properties since the date of the last reported valuation.

(b) Properties comprise investment properties of £143.3m (2001 £114.9m) and properties occupied by Group companies of £303.1m (2001 £370.6m). Included within properties are properties under construction of £11.6m (2001 £5.4m).

(c) The historical cost of properties is £543.8m (2001 £563.9m) and the accumulated depreciation and amortisation based on the historical cost is £58.1m (2001 £59.6m) in the Group and £0.3m (2001 £0.3m) and £nil (2001 £nil) in the Company.

13 Other fixed assets

Group	Port installations £m	Plant and machinery £m	Cold stores £m	Fixtures, fittings and motor vehicles £m	Leased plant and machinery £m	Total £m
Cost at 1 January 2002	99.8	696.8	121.1	168.9	19.5	1,106.1
Exchange movements	(2.2)	(40.3)	(12.1)	2.9	(0.1)	(51.8)
On acquisition of subsidiaries and businesses	–	6.2	25.5	16.2	1.7	49.6
Additions	–	69.6	5.8	23.7	0.4	99.5
Disposals	(8.1)	(43.0)	–	(20.3)	(1.0)	(72.4)
On disposal of subsidiaries	(0.4)	(97.7)	–	(59.5)	(0.7)	(158.3)
Transfers between categories	0.3	4.0	–	(1.9)	(2.4)	–
Transfers to properties	–	–	–	(2.6)	–	(2.6)
Cost at 31 December 2002	89.4	595.6	140.3	127.4	17.4	970.1
Depreciation at 1 January 2002	(24.4)	(308.4)	(19.6)	(96.7)	(15.9)	(465.0)
Exchange movements	2.0	11.8	1.6	(1.4)	0.1	14.1
Depreciation charge for year	(3.2)	(41.9)	(3.6)	(21.1)	(0.6)	(70.4)
Disposals	1.6	36.8	–	17.7	0.6	56.7
On disposal of subsidiaries	0.1	58.0	–	28.1	–	86.2
Transfers between categories	–	(1.6)	–	–	1.6	–
Transfers to properties	–	–	–	1.2	–	1.2
Depreciation at 31 December 2002	(23.9)	(245.3)	(21.6)	(72.2)	(14.2)	(377.2)
At 31 December 2002	65.5	350.3	118.7	55.2	3.2	592.9
At 31 December 2001	75.4	388.4	101.5	72.2	3.6	641.1

Company	Plant and machinery £m	Fixtures, fittings and motor vehicles £m	Total £m
Cost at 1 January 2002	4.8	1.4	6.2
Additions	0.9	0.2	1.1
Disposals	(0.6)	–	(0.6)
Cost at 31 December 2002	5.1	1.6	6.7
Depreciation at 1 January 2002	(2.1)	(1.4)	(3.5)
Depreciation charge for year	(0.8)	(0.1)	(0.9)
Disposals	0.4	–	0.4
Depreciation at 31 December 2002	(2.5)	(1.5)	(4.0)
At 31 December 2002	2.6	0.1	2.7
At 31 December 2001	2.7	–	2.7

14 Investment in subsidiaries

	Shares at cost £m	Loans £m	Provisions against shares £m	Provisions against loans £m	Total £m
At 1 January 2002	983.4	1,669.7	(155.5)	(204.0)	2,293.6
Exchange movements	–	(23.5)	–	–	(23.5)
Additions/increases	300.2	282.5	(19.3)	(23.2)	540.2
Disposals/decreases	(45.3)	(206.0)	6.1	–	(245.2)
At 31 December 2002	1,238.3	1,722.7	(168.7)	(227.2)	2,565.1

The principal subsidiaries are shown on pages 89 and 90.

15 Other investments

Group	Investment in joint ventures £m	Investment in associates £m	Joint venture and associate loans £m	Other investments £m	Own shares held £m	Total £m
Cost or valuation at 1 January 2002	833.7	125.1	135.3	13.6	14.7	1,122.4
Exchange movements	(51.5)	(8.7)	(0.2)	(0.7)	–	(61.1)
Additions	18.1	2.8	44.5	1.5	6.0	72.9
Capitalisation of loans	8.6	–	(8.6)	–	–	–
Transfer on acquisitions as subsidiaries	(80.6)	(1.2)	(45.0)	–	–	(126.8)
Share of retained profits/(losses) for year	(108.2)	(16.7)	–	–	–	(124.9)
Disposals/repayments	–	(3.1)	(38.4)	(1.7)	(2.5)	(45.7)
On disposal of subsidiaries	–	(1.4)	(0.9)	(0.5)	–	(2.8)
Surplus on valuation	0.5	–	–	–	–	0.5
Cost or valuation at 31 December 2002	620.6	96.8	86.7	12.2	18.2	834.5
Provisions at 1 January 2002	–	–	(4.9)	–	(4.1)	(9.0)
Transfers from profit and loss account	–	–	(1.5)	–	(0.5)	(2.0)
Disposals	–	–	4.9	–	1.6	6.5
Provisions at 31 December 2002	–	–	(1.5)	–	(3.0)	(4.5)
At 31 December 2002	620.6	96.8	85.2	12.2	15.2	830.0
At 31 December 2001	833.7	125.1	130.4	13.6	10.6	1,113.4

Company	Investment in joint ventures £m	Investment in associates £m	Joint venture loans £m	Other investments £m	Own shares held £m	Total £m
Cost at 1 January 2002	680.4	64.2	49.2	0.1	14.7	808.6
Additions	0.5	–	37.7	–	6.0	44.2
Capitalisation of loans	6.8	–	(6.8)	–	–	–
Transfer on acquisitions as subsidiaries	(127.0)	–	(45.0)	–	–	(172.0)
Disposals/repayments	–	–	(28.0)	–	(2.5)	(30.5)
Cost or valuation at 31 December 2002	560.7	64.2	7.1	0.1	18.2	650.3
Provisions at 1 January 2002	–	–	–	–	(4.1)	(4.1)
Transfers from profit and loss account	(14.4)	(16.5)	–	–	(0.5)	(31.4)
Disposals	–	–	–	–	1.6	1.6
Provisions at 31 December 2002	(14.4)	(16.5)	–	–	(3.0)	(33.9)
At 31 December 2002	546.3	47.7	7.1	0.1	15.2	616.4
At 31 December 2001	680.4	64.2	49.2	0.1	10.6	804.5

15 Other investments (continued)

(a) As at 31 December 2002, the P&O Group Employee Benefit Trust held £8,073,402 nominal of deferred stock (excluding vested stock). At 31 December 2002, the market value of these shares was £13.3m. If they had been sold at mid-market price at 31 December 2002 there would have been no tax liability.

(b) The Group's loans to joint ventures totalled £32.7m (2001 £74.8m) and to associates totalled £52.5m (2001 £55.6m).

(c) The Group's investment in joint ventures totalled £653.3m (2001 £908.5m). This is made up of fixed assets of £924.9m (2001 £1,200.6m), current assets of £478.1m (2001 £524.8m), liabilities falling due within one year of £459.1m (2001 £508.3m) and liabilities falling due in more than one year of £290.6m (2001 £308.6m).

(d) P&O Nedlloyd has contributed a loss of £98.5m (2001 £11.6m profit) to the Group's loss before tax and £3.9m (2001 £3.7m) to the taxation charge resulting in a total loss of £102.4m (2001 £7.9m profit) to the retained profit for the year. The Group's investment in P&O Nedlloyd of £377.2m (2001 £520.9m) consists of fixed assets of £621.3m (2001 £766.2m), current assets of £379.3m (2001 £356.2m), liabilities falling due within one year of £345.7m (2001 £338.5m) and liabilities falling due in more than one year of £277.7m (2001 £263.0m).

(e) During the year the Group's trading with joint ventures and associated undertakings included £37.0m received from P&O Nedlloyd, £6.9m paid to P&O Stena Line and £9.4m received from other associates and joint ventures under normal trading terms. The Group's operating profit also includes £4.5m in respect of management and guarantee fees from joint ventures and associates during the year, in addition to the Group's share of joint venture and associates' results. A further £0.3m was paid to the Group from other joint ventures and associates.

(f) The Group's share of the pre-tax results of joint ventures and associates is a loss of £84.2m (2001 £61.6m profit).

(g) Other investments include listed investments of £nil (2001 £0.1m) and for the Company £nil (2001 £nil).

(h) The principal joint ventures and associates are shown on pages 89 and 90. Joint ventures and associates are stated at the Group's share of underlying net assets, and include the Group's share of the valuation of property. The issued share and loan capital of the principal joint ventures and associates at 31 December 2002 was as follows:

Joint ventures	**Number in issue**	**Nominal value of each class of share capital and issued debt**	**Percentage held**
Partrederiet International Offshore Services ANS	–	Partnership	50
P&O Nedlloyd Container Line Ltd	800,000	US$1 'A' ordinary shares	–
	800,000	US$1 'B' ordinary shares	100
PT Terminal Petikemas Surabaya	255,768,115	IR 1 ordinary shares	49
Port Newark Container Terminal LLC	–	Limited partnership	50
Qingdao Qianwan Container Terminal	–	Equity partnership	49
Vector Investments Ltd	100,000	£1 ordinary shares	50
	18,250,000	£1 preference shares	100
Associates			
Associated Bulk Carriers Ltd	29,500,000	US$1 ordinary shares	50
	50,000	£1 non-participating deferred shares (25% paid)	50
HTC Hanseatic Trade Center GmbH & Co Grundbesitz KG	2,000,000	Limited partnership	47.5
Shekou Container Terminals Ltd	–	Equity partnership	25
Tilbury Container Services Ltd	51	£1 'P' shares	100
	50	£1 'T' shares	–
	49	£1 'A' shares	–

16 Development and dealing properties

Development properties, particularly those in the USA which amounted to £282.9m (2001 £317.5m), have a programme of development extending over a number of years. At 31 December 2002, the revaluation surplus attributable to development properties previously classified as investment properties was £9.4m (2001 £12.5m).

17 Stocks

	Group	
	2002 £m	2001 £m
Raw materials and consumables	**22.9**	26.3
Work in progress	**17.2**	19.3
Goods for resale	**17.2**	8.3
Building land	**3.1**	2.3
	60.4	56.2

18 Debtors

Group	**2002 Falling due within 1 year £m**	**2002 Falling due in more than 1 year £m**	2001 Falling due within 1 year £m	2001 Falling due in more than 1 year £m
Trade debtors	**261.4**	**0.2**	348.5	–
Overseas taxation	**1.4**	**–**	0.9	–
Other debtors	**134.9**	**41.0**	160.0	38.7
Prepayments and accrued income	**79.5**	**9.6**	102.7	7.6
	477.2	**50.8**	612.1	46.3
	528.0		658.4	

Company	**2002 Falling due within 1 year £m**	**2002 Falling due in more than 1 year £m**	2001 Falling due within 1 year £m	2001 Falling due in more than 1 year £m
Trade debtors	**5.9**	**–**	6.9	–
Amounts owed by joint ventures and subsidiaries	**75.4**	**–**	112.4	–
Other debtors	**48.2**	**35.9**	52.0	27.5
Prepayments and accrued income	**8.9**	**–**	13.0	–
	138.4	**35.9**	184.3	27.5
	174.3		211.8	

19 Loans

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
US dollar notes 2010 – 2015 (unsecured)	**11.8**	13.0	**11.8**	13.0
7.3% US dollar bonds 2007 (unsecured)	**9.4**	10.4	**9.4**	10.4
7.875% US dollar bonds 2027 (unsecured)	**4.9**	5.4	**4.9**	5.4
Term loans: secured	**91.9**	27.6	**–**	–
unsecured	**1,140.9**	1,008.3	**885.4**	762.8
Finance leases	**130.2**	98.3	**7.0**	8.2
Mortgage debenture stocks	**1.4**	1.4	**1.4**	1.4
Unsecured loan stock	**3.3**	3.3	**–**	–
	1,393.8	1,167.7	**919.9**	801.2

All the above loans are non-convertible.

Secured loans and other secured creditors are secured on ships, properties and other assets of the Group.

Group loans are denominated in the following currencies:

	Sterling £m	US dollars £m	Australian dollars £m	Euro £m	Other £m	Total £m
At 31 December 2002	**657.9**	**399.4**	**134.6**	**61.6**	**140.3**	**1,393.8**
At 31 December 2001	424.2	455.7	134.9	54.9	98.0	1,167.7

An analysis of the maturity and interest rates of Group fixed rate loans is as follows:

The fixed rate bands below include the effect of interest rate swaps with net principal value totalling £677.0m (2001 £577.0m).

Repayable Interest rate Fixed	Within one year £m	Between one and two years £m	Between two and five years £m	Between five and ten years £m	Over ten years £m	2002 Total £m	2001 Total £m
6% or less	**0.8**	**0.5**	**191.9**	**114.1**	**1.0**	**308.3**	117.3
Over 6% to 8%	**33.5**	**1.3**	**162.2**	**162.2**	**14.0**	**373.2**	397.8
Over 8% to 10%	**–**	**0.4**	**42.8**	**2.8**	**–**	**46.0**	145.1
Over 10%	**14.5**	**14.9**	**26.7**	**6.7**	**–**	**62.8**	55.9
At 31 December 2002	**48.8**	**17.1**	**423.6**	**285.8**	**15.0**	**790.3**	
At 31 December 2001	20.1	111.4	304.8	263.5	16.3		716.1

An analysis of the maturity of total Group loans is as follows:

At 31 December 2002	**183.3**	**95.8**	**1,007.1**	**43.6**	**64.0**	**1,393.8**	
At 31 December 2001	80.7	235.8	763.6	39.7	47.9		1,167.7

In the Company, all the term loans and finance leases totalling £892.4m (2001 £771.0m), are at variable rates of interest. £69.0m (2001 £1.2m) is repayable in 2003, £22.5m (2001 £100.7m) in 2004, £800.9m (2001 £668.7m) between 2005 and 2007 and £nil (2001 £0.4m) thereafter. The US dollar bonds 2007 – 2027, of which £9.4m is repayable in 2007, incur fixed rate interest of between 6 and 8 per cent. The Company has £18.1m of loans repayable after more than five years (2001 £30.6m).

19 Loans (continued)

The maturity profile of the Group's financial liabilities, other than short term creditors such as trade creditors, accruals and non-equity stockholders funds at 31 December 2002 were as follows:

	2002 £m	2001 £m
In one year or less, or on demand	202.3	99.6
In more than one year, but not more than two years	95.8	235.8
In more than two years, but not more than five years	1,007.1	763.6
In more than five years	107.6	87.6
	1,412.8	1,186.6

The Group has many borrowings facilities available to it. The undrawn committed facilities available at 31 December 2002 in respect of which all conditions precedent had been met at that date were as follows:

	2002 £m	2001 £m
Expiring in one year or less	61.0	16.7
Expiring in more than one year, but not more than two years	132.1	60.1
Expiring in more than two years	346.1	607.6
	539.2	684.4

20 Other creditors

	2002 Falling due		2001 Falling due	
Group	within 1 year £m	in more than 1 year £m	within 1 year £m	in more than 1 year £m
Unsecured bank overdrafts	19.0	–	18.9	–
Payments received on account	10.5	–	6.5	–
Trade creditors	141.4	–	202.1	–
Amounts owed to joint ventures and associates	12.1	56.6	3.5	58.7
UK taxation	69.2	0.8	81.6	0.3
Overseas taxation	62.9	–	80.8	–
Social security and other taxation	37.0	–	24.4	0.8
Other creditors: secured	0.3	–	0.2	0.1
unsecured	83.1	0.2	93.0	8.1
Accruals and deferred income	142.7	1.6	155.2	9.4
Dividends payable	62.7	–	63.0	–
	640.9	59.2	729.2	77.4
	700.1		806.6	

	2002 Falling due		2001 Falling due	
Company	within 1 year £m	in more than 1 year £m	within 1 year £m	in more than 1 year £m
Unsecured bank overdrafts	92.1	–	27.5	–
Trade creditors	0.3	–	0.3	–
Amounts owed to joint ventures and associates	12.1	–	3.5	–
Amounts owed to subsidiaries	–	592.9	–	672.8
Social security and other taxation	1.7	–	4.4	–
Other unsecured creditors	28.3	–	31.6	–
Accruals and deferred income	25.7	–	16.4	–
Dividends payable	62.7	–	63.0	–
	222.9	592.9	146.7	672.8
	815.8		819.5	

21 Provisions for liabilities and charges

Group	Employee benefits and pensions £m	Insurance £m	Deferred taxation £m	Other provisions £m	Total £m
At 1 January 2002 (restated: see note 2)	68.5	2.7	45.1	20.2	136.5
Exchange movements	(2.6)	–	0.5	(3.6)	(5.7)
On acquisition of subsidiaries	–	–	–	9.6	9.6
Transfers from profit and loss account	17.7	–	18.7	31.9	68.3
Transfers to profit and loss account	–	(0.6)	(9.0)	(0.5)	(10.1)
Applied during the year	(14.7)	–	–	(14.5)	(29.2)
On disposal of subsidiaries	(18.4)	–	(1.2)	(1.1)	(20.7)
At 31 December 2002	50.5	2.1	54.1	42.0	148.7

Other provisions in the Group include £12.4m (2001 £6.2m) relating to warranties on the sale of subsidiaries and £17.1m (2001 £0.3m) relating to reorganisation and restructuring.

Deferred taxation comprises:	2002 £m	2001 £m
Accelerated capital allowances	35.8	22.9
Leased plant	3.8	3.8
Other	14.5	18.4
	54.1	45.1

Company	Deferred taxation £m	Other provisions £m	Total £m
At 1 January 2002	0.4	6.2	6.6
Transfers from profit and loss account	–	6.2	6.2
Transfers to profit and loss account	(0.1)	–	(0.1)
At 31 December 2002	0.3	12.4	12.7

Deferred taxation comprises:	2002 £m	2001 £m
Accelerated capital allowances	0.4	0.5
Other	(0.1)	(0.1)
	0.3	0.4

22 Share capital

The authorised share capital is £956.5m (2001 £956.5m) being the allotted capital together with £204.3m (2001 £204.5m) of unclassified stock. The nominal value of each class of stock unit is £1.

The allotted, called up and fully paid share capital is as follows:	2002 £m	2001 £m
Equity share capital		
Deferred stock	**682.3**	682.1
Non-equity share capital		
Preferred stock	**3.3**	3.3
5.5% concessionary stock	**66.6**	66.6
	69.9	69.9
	752.2	752.0

The movements in equity share capital in the year were as follows:

	Deferred stock £
At 1 January 2002	682,051,855
Exercise of options granted under stock option schemes	222,828
At 31 December 2002	682,274,683

The movements during the year in rights of subscription for, or rights of conversion into, deferred stock were as follows:

	At 1 January 2002 £	Granted £	Lapsed £	Exercised £	At 31 December 2002 £
Executive stock option schemes	29,164,141	13,580,522	(3,052,726)	(222,828)	39,469,109
Save as you earn stock option scheme	743,800	–	(70,429)	–	673,371
	29,907,941	13,580,522	(3,123,155)	(222,828)	40,142,480

The executive stock options are generally exercisable not later than September 2012 at prices between 166p and 383p per £1 nominal of deferred stock.

The save as you earn stock options are exercisable not later than June 2009 at 181p per £1 nominal of deferred stock.

The rights attached to each class of non-equity share capital at 31 December 2002 are summarised below:

Holders of preferred stock, which ranks before all other stock, receive a fixed cumulative dividend of 5 per cent per annum (net of tax credit). On a liquidation they are entitled to receive, subject to the rights of preferential creditors, a return of capital together with all unpaid dividend arrears and accruals and a premium based upon the average price of the stock in the six months preceding the liquidation. Holders are entitled to one vote for each unit of stock held, both on a show of hands and on a poll.

Holders of the 5.5 per cent concessionary stock, which ranks after the preferred stock, receive a fixed non-cumulative dividend of 5.5 per cent per annum (net of tax credit). Should the directors terminate the concessionary fare scheme, this dividend will be replaced by an annual fixed cumulative dividend equal to or exceeding 5.5 per cent (net of tax credit) so that the market price of the stock at the date of termination is at least 100p per £1 nominal of stock. In such circumstances the stock will be redeemed with a 20p premium within six months of the date of termination. On a liquidation they are entitled to receive, subject to the rights of preferential creditors, all unpaid dividends and the amount paid up on their stock. Holders are entitled to one vote on a show of hands and on a poll to one vote for every £4 nominal of stock held.

23 Reserves

Group	Share premium account £m	Revaluation reserve £m	Other reserves £m	Profit and loss account £m	Total £m
At 1 January 2002	779.4	(16.8)	(18.3)	138.9	883.2
Prior year adjustment	–	7.2	–	–	7.2
	779.4	(9.6)	(18.3)	138.9	890.4
Exchange movements	–	(2.4)	–	(99.9)	(102.3)
UK taxation on exchange movements: prior periods	–	–	–	11.7	11.7
Issues of stock	0.3	–	–	–	0.3
Amortisation of debt issue costs	(0.1)	–	–	0.1	–
Unrealised deficit on valuation of properties	–	(8.4)	–	–	(8.4)
Unrealised surplus on valuation of properties held by associates and joint ventures	–	0.5	–	–	0.5
Valuation movements on sale and transfer of properties and subsidiaries	–	13.5	–	(13.5)	–
Goodwill on disposals included in profit for the year	–	–	47.2	–	47.2
Fair value adjustments to existing interests in net assets on acquisition of subsidiary	–	–	(12.7)	–	(12.7)
Retained loss for the financial year	–	–	–	(274.8)	(274.8)
Non-distributable capital profit for the year	–	–	1.6	(1.6)	–
At 31 December 2002	779.6	(6.4)	17.8	(239.1)	551.9

Company	Share premium account £m	Profit and loss account £m	Total £m
At 1 January 2002	779.4	200.1	979.5
Exchange movements	–	0.2	0.2
UK taxation on exchange movements: prior periods	–	11.7	11.7
Issues of stock	0.3	–	0.3
Amortisation of debt issue costs	(0.1)	0.1	–
Retained loss for the financial year	–	(96.6)	(96.6)
At 31 December 2002	779.6	115.5	895.1

At 31 December 2002 cumulative goodwill deducted from other reserves was £451.9m (2001 £499.1m). This relates to goodwill in respect of acquisitions prior to 1 January 1998 when Financial Reporting Standard 10 (Goodwill and intangible assets) was adopted and is stated after writing back through the profit and loss account the goodwill relating to subsequent disposals.

Exchange movements in the Group profit and loss account reserve include a profit of £52.4m (2001 £6.7m loss) in respect of foreign currency net borrowings.

Non-equity stockholders' funds in the Group and Company comprise:	2002 £m	2001 £m
Preferred stock	3.3	3.3
5.5% concessionary stock	89.9	89.9
	93.2	93.2

Reserves in the Group and the Company include non-equity reserves of £23.3m (2001 £23.3m), which arose on the issue of the 5.5 per cent concessionary stock in 1987. The Company applied merger relief provisions in respect of this stock issue.

24 Equity minority interests

	Group £m
At 1 January 2002	52.9
Exchange movements	(15.5)
Proportion of profit on ordinary activities after taxation	8.5
Changes in composition and dividends	(11.6)
At 31 December 2002	34.3

25 Employees

The average number of people employed by the Group was:

	2002	2001
UK full time	4,906	5,045
UK part time	232	191
Overseas full time	18,160	15,304
Overseas part time	3,674	3,908
Sea staff	3,222	2,443
	30,194	26,891

The aggregate payroll costs, excluding directors' emoluments, were:	2002 £m	2001 £m
Wages and salaries	565.3	529.8
Social security costs	36.7	34.0
Pension charge	28.3	23.9
	630.3	587.7

26 Pensions

The Group operates a number of pension schemes throughout the world. The principal schemes are located in the UK (The P&O Pension Scheme) and in Australia (The P&O Australia Superannuation Fund). The UK scheme is a defined benefit scheme and the Australian scheme includes both a defined benefit and a cash accumulation section. Both have their assets managed on behalf of the respective trustees by independent fund managers. The UK scheme was closed to new members on 1 January 2002.

The Group also operates a number of smaller defined benefit and defined contribution schemes and makes contributions to various industry schemes. These generally have assets held in separate trustee administered funds.

The pension charge for the year was:

	2002 £m	2001 £m
The UK Scheme	10.1	8.0
The Australian Scheme	2.4	3.0
Other defined benefit schemes	2.4	2.2
Defined contribution schemes	5.5	5.0
Merchant navy pension schemes	6.2	3.1
Other industry schemes	2.1	1.3
Unfunded liabilities	(0.1)	1.6
	28.6	24.2

Formal actuarial valuations of the UK scheme and the Australian scheme are carried out triennially by qualified independent actuaries, the latest valuation report for the UK scheme being at 1 April 2000, using the projected unit method and for the Australian scheme being at 1 January 2002, using the "entry age normal" funding method.

26 Pensions (continued)

At these dates the market values of these two principal schemes were £1,402.0m for the UK scheme and AU$78.8m for the defined benefit section of the Australian scheme and the value of those assets represented 97.8 per cent and 100.3 per cent respectively of the value of benefits accrued to members allowing for future increases in earnings. For both the principal schemes the pension charge for the year has been based on these valuations in accordance with Statement of Standard Accounting Practice 24 (Accounting for pension costs) and in both cases the charge for the year is the same as the contributions paid to the schemes. The contribution rate for the UK scheme is 21.2 per cent, and for the defined benefit section of the Australian scheme 12.9 per cent to 31 December 2002 and 14.3 per cent from 1January 2003.

The principal long term assumptions in the UK scheme's 2000 valuation are:

	Nominal % per annum
Price inflation	**3.00**
Investment return on existing assets	**5.40**
Investment return on future contributions	**6.10**
Earnings escalation	**4.50**
LEL escalation	**3.00**
Increases in accrued pensions on excess over Guaranteed Minimum Pensions	**2.75**
Increases in pensions to accrue in the future	**3.00**

The principal assumptions in the Australian scheme's 2002 valuation were that, over the long term, the annual rate of return on investments would be 6.5 per cent, which is 2.5 percentage points higher than the annual increase in total pensionable remuneration.

For the purposes of the accounting disclosure requirements of Financial Reporting Standard 17 (Retirement benefits) the latest valuations of the principal schemes have been updated to 31 December 2002 by qualified independent actuaries. The principal assumptions are set out below.

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice. In the table, the less material defined benefit schemes have been aggregated and the assumptions are given in the form of weighted averages. These schemes are principally in the UK, the USA and the Netherlands and were assessed and updated to 31 December 2002 in accordance with FRS 17.

	The UK scheme		The Australian scheme		Other schemes	
	2002	2001	**2002**	2001	**2002**	2001
	%	%	**%**	%	**%**	%
Rate of increase in salaries	**3.8**	4.0	**4.0**	3.5	**3.8**	4.1
Rate of increase in pensions	**2.3**	2.5	**3.0**	2.5	**2.4**	2.1
Discount rate applied to scheme liabilities	**5.8**	5.8	**6.5**	6.0	**6.1**	6.3
Inflation rate	**2.3**	2.5	**3.0**	2.5	**2.6**	2.9

The market value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain are set out below. These assets/(liabilities) include amounts attributable to joint ventures, businesses disposed of at 31 December 2002 and minority interests in subsidiaries, which are members of group schemes where the group cannot identify their share of the underlying assets and liabilities on a consistent and reasonable basis.

	The UK scheme		The Australian scheme		Other schemes		
	Expected long term rate of return 2002 %	Market value 2002 £m	Expected long term rate of return 2002 %	Market value 2002 £m	Expected long term rate of return 2002 %	Market value 2002 £m	Total market value 2002 £m
Equities	**8.4**	**568.6**	**8.0**	**15.2**	**8.1**	**27.9**	**611.7**
Bonds	**4.7**	**453.5**	**4.5**	**8.1**	**5.0**	**27.6**	**489.2**
Other	**3.8**	**12.3**	**6.5**	**2.9**	**5.2**	**2.6**	**17.8**
		1,034.4		**26.2**		**58.1**	**1,118.7**
Present value of scheme liabilities		**(1,286.0)**		**(27.6)**		**(78.0)**	**(1,391.6)**
Deficit		**(251.6)**		**(1.4)**		**(19.9)**	**(272.9)**
Related deferred tax asset		**62.9**		**0.4**		**5.0**	**68.3**
Net pension liability		**(188.7)**		**(1.0)**		**(14.9)**	**(204.6)**

The Australian scheme absorbed a number of smaller schemes and was reconstituted before the 2002 valuation into defined benefit and cash accumulation sections. The 1 January 2002 valuation reflects this split and the 2002 FRS 17 analysis includes only the defined benefit section.

26 Pensions (continued)

	The UK scheme Expected long term rate of return 2001 %	Market value 2001 £m	The Australian scheme Expected long term rate of return 2001 %	Market value 2001 £m	Other schemes Expected long term rate of return 2001 %	Market value 2001 £m	Total market value 2001 £m
Equities	7.9	707.0	7.5	34.0	7.8	33.1	774.1
Bonds	5.2	478.0	4.5	17.6	5.8	33.1	528.7
Other	4.6	13.0	6.5	8.2	5.8	2.2	23.4
		1,198.0		59.8		68.4	1,326.2
Present value of scheme liabilities		(1,308.0)		(59.6)		(78.5)	(1,446.1)
(Deficit)/surplus		(110.0)		0.2		(10.1)	(119.9)
Related deferred tax asset/(liability)		33.0		(0.1)		3.0	35.9
Net pension (liability)/asset		(77.0)		0.1		(7.1)	(84.0)

If FRS 17 had been fully adopted in these accounts the pension costs for defined benefit schemes would have been as follows:

	The UK scheme £m	**The Australian scheme £m**	**Other schemes £m**	**Total £m**
Operating profit				
Current service cost	**(19.8)**	**(2.3)**	**(3.4)**	**(25.5)**
Past service cost	**–**	**–**	**(0.8)**	**(0.8)**
Total charge to operating profit	**(19.8)**	**(2.3)**	**(4.2)**	**(26.3)**
Other finance income				
Expected return on pension scheme assets	**80.3**	**2.0**	**4.2**	**86.5**
Interest on pension scheme liabilities	**(73.5)**	**(1.9)**	**(4.1)**	**(79.5)**
Net credit to finance income	**6.8**	**0.1**	**0.1**	**7.0**
Group statement of total recognised gains and losses				
Actual return less expected return on pension scheme assets	**(210.1)**	**(3.6)**	**(10.4)**	**(224.1)**
Experience gains and losses on pension scheme liabilities	**–**	**1.7**	**2.1**	**3.8**
Changes in assumptions underlying the present value of scheme liabilities	**59.8**	**–**	**(2.3)**	**57.5**
Actuarial loss recognised in statement of total recognised gains and losses	**(150.3)**	**(1.9)**	**(10.6)**	**(162.8)**
Exchange movement	**–**	**0.1**	**(0.4)**	**(0.3)**

The current service cost for the UK scheme includes £8.9m relating to joint ventures.

	The UK scheme %	**The Australian scheme %**	**Other schemes %**
Difference between the expected and actual return on scheme assets, expressed as a percentage of the scheme assets	**(20.3)**	**(13.7)**	**(17.9)**
Experience gains on pension scheme liabilities expressed as a percentage of the present value of the scheme liabilities	**–**	**6.2**	**2.7**
Total actuarial loss recognised in the consolidated statement of total recognised gains and losses expressed as a percentage of the present value of the scheme liabilities	**(11.7)**	**(6.9)**	**(13.6)**

26 Pensions (continued)

If FRS 17 had been adopted in these accounts, the Group's net assets and profit and loss reserve at 31 December 2002 would be as follows:

	£m
Group net assets	
Net assets per consolidated balance sheet	1,338.4
Net pension liabilities under FRS 17 (net of deferred tax)	(204.6)
Group net assets including pension liabilities under FRS 17	1,133.8
Group profit and loss reserve	
Group profit and loss account reserve per consolidated balance sheet	(239.1)
Pension reserve	(204.6)
Group profit and loss reserve including pension liabilities under FRS 17	(443.7)

Movement in (deficit)/surplus during the year	The UK scheme £m	The Australian scheme £m	Other schemes £m	Total £m
(Deficit)/surplus in schemes at the beginning of the year	(110.0)	0.5	(8.4)	(117.9)
Current service cost	(19.8)	(2.3)	(3.4)	(25.5)
Contributions paid	21.7	2.1	3.6	27.4
Past service cost	–	–	(0.8)	(0.8)
Other finance income	6.8	0.1	0.1	7.0
Actuarial loss	(150.3)	(1.9)	(10.6)	(162.8)
Exchange	–	0.1	(0.4)	(0.3)
Deficit in schemes at the end of the year	(251.6)	(1.4)	(19.9)	(272.9)

The (deficit)/surplus in schemes at the beginning of the year in the table above excludes certain defined benefit schemes that the Group is accounting for as if they were defined contribution schemes and a deficit attributable to the cash accumulation section of the Australian scheme.

The Group provides defined contribution (401k) plans for its US employees and some post-retirement healthcare benefit plans, principally in the US. The cost of these post-retirement healthcare benefit plans is not considered material to these accounts.

The merchant navy ratings' pension fund ("MNRPF") and the merchant navy officers' pension fund ("MNOPF") are industry wide defined benefit pension schemes.

The MNRPF is a closed scheme and the full triennial actuarial valuation at 31 March 2002 carried out by an independent actuary showed that the scheme had exceeded its minimum funding requirement at that date, but was still in deficit on an ongoing basis. The valuation showed that the market value of assets was 84 per cent of the value of benefits accruing to members allowing for future increases.

As a result of this valuation a revised fixed schedule of payments has been drawn up which remains in place until 31 March 2007. Under this schedule the Group is obliged to make contributions in respect of subsidiaries that are current employers in the scheme. The Group is also making voluntary payments in respect of subsidiaries that have settled the relevant statutory debt obligations and are no longer current employers within the scheme. These payments are included within the merchant navy pension schemes charge on page 77.

For FRS 17 purposes the trustees of the MNRPF have not updated the actuarial valuation to 31 December 2002 and the Group cannot identify its share of the underlying assets and liabilities of the MNRPF on a consistent and reasonable basis. The Group is therefore accounting for contributions and payments to the MNRPF as if it were a defined contribution scheme.

The MNOPF is closed to new members and the latest valuation was carried out at 31 March 2000. The scheme's independent actuary advised that the market value of the scheme's assets for the old section of the scheme represented approximately 111 per cent of the value of the benefits accrued to members, and for the new section of the scheme 100 per cent of the value of the benefits accrued to members allowing for the future increases in earnings. A full valuation of the MNOPF is due at 31 March 2003 when it is expected that the position will have deteriorated since 31 March 2000. However, until the valuation is finalised and a number of other matters are resolved it is not possible to assess with any certainty the implications for the Group of any deficit that may arise.

For FRS 17 purposes although the employer's contributions to the MNOPF are affected by a surplus or deficit in the scheme, the Group is unable to identify its share of the underlying assets and liabilities on a consistent and reasonable basis. The Group is therefore accounting for contributions to the MNOPF as if it were a defined contribution scheme.

Other industry schemes are mainly overseas multi-employer schemes, in which the Group is unable to identify its share of the underlying assets and liabilities on a consistent and reasonable basis. The Group is therefore accounting for contributions to these schemes as if they were defined contribution schemes for FRS 17 purposes.

26 Pensions (continued)

Within the Group's principal joint venture, P&O Nedlloyd Container Line Ltd, similar arrangements are in place. P&O Nedlloyd Container Line Ltd has eligible employees and contributes to the UK scheme (as described above), the same merchant navy schemes and some of the same other industry schemes as well as to the principal scheme of the Group's joint venture partner, Royal Nedlloyd NV. The joint venture accounts for contributions to these schemes as if they were defined contribution schemes.

The Company is unable to identify its share of the underlying assets and liabilities of its pension schemes on a consistent and reasonable basis. It is therefore accounting for contributions to these schemes as if they were defined contribution schemes for FRS 17 purposes.

27 Directors' emoluments

The aggregate emoluments of the directors of the Company were:	**2002 £000**	2001 £000
Fees	**115**	100
Salaries and benefits	**3,477**	3,579
Performance related bonuses	**255**	332
	3,847	4,011

Further details on directors' emoluments, long term incentives, pension entitlements and deferred stock under option held by the directors are shown in the directors' remuneration report on pages 39 to 48.

28 Commitments

	Group	
Capital Contracted	**2002 £m**	2001 £m
Ships	**46.1**	58.6
Properties	**31.3**	35.4
Other	**46.6**	65.7
	124.0	159.7

Of the above capital commitments it is expected that the Group will pay £122.9m in 2003. The Group's share of its joint ventures' capital commitments is £12.5m (2001 £98.3m). There were no commitments at 31 December 2002 in the Company (2001 £nil).

Revenue

The commitment of the Group during the following year in respect of non-cancellable operating leases is as follows:

	Property		Other	
Lease expiring:	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Within one year	**3.0**	2.1	**13.4**	17.0
Between one and five years	**22.0**	11.5	**55.4**	79.4
Over five years	**35.9**	47.0	**17.9**	12.7
	60.9	60.6	**86.7**	109.1

29 Contingent liabilities

	Group		Company	
	2002	2001	**2002**	2001
	£m	£m	**£m**	£m
Loan and lease guarantees on behalf of joint ventures and associates	**439.9**	411.1	**396.3**	400.4
Loan and lease guarantees on behalf of subsidiaries	**–**	–	**439.6**	374.6
Other contingent liabilities	**37.2**	81.8	**27.1**	71.1
	477.1	492.9	**863.0**	846.1

Other contingent liabilities in the Group and the Company include £12.9m (2001 £57.8m) relating to bank loan guarantees on behalf of previous associates of the Group.

Other contingent liabilities in the Group and the Company also include £14.2m (2001 £13.3m), being the Group's share of fines imposed by the European Union on P&O Nedlloyd for anti-competitive practices on the North Atlantic trade. Together with other members of the Trans Atlantic Conference Agreement, P&O Nedlloyd has appealed against the fines and, on the basis of legal advice, is confident the appeal will succeed and the fines will in any event be severely reduced or quashed. Accordingly no provision has been made in these accounts.

30 Notes to the Group cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2002	2001
	£m	£m
Group operating profit	**151.5**	178.6
Depreciation and amortisation	**124.9**	115.2
Increase in development properties	**(21.2)**	(14.5)
Decrease in stocks	**3.6**	6.2
Decrease in debtors	**46.5**	36.3
Decrease in creditors and provisions	**(23.9)**	(34.5)
Net cash inflow from operating activities	**281.4**	287.3

(b) Reconciliation of net cash flow to movement in net debt

	2002	2001
	£m	£m
(Decrease)/increase in cash in the period	**(23.7)**	6.3
Cash inflow from changes in loans and lease financing	**(115.6)**	(13.2)
Cash inflow from changes in liquid resources	**(0.1)**	(0.1)
Cash outflow from changes in short term borrowings	**0.5**	–
Changes in net debt resulting from cash flows	**(138.9)**	(7.0)
Borrowings of subsidiaries acquired	**(135.9)**	(28.6)
Borrowings of subsidiaries sold	**9.8**	0.9
Inception of finance leases	**(37.4)**	(29.8)
Amortisation of bond issue costs	**(0.1)**	(0.1)
Exchange movements in net debt	**52.4**	(6.7)
Movement in net debt in the year	**(250.1)**	(71.3)
Net debt at the beginning of the year	**(1,096.7)**	(1,025.4)
Net debt at the end of the year	**(1,346.8)**	(1,096.7)

30 Notes to the Group cash flow statement (continued)

(c) Analysis of net debt

	At 1 January 2002 £m	Cash flow £m	Purchase of subsidiaries £m	Disposal of subsidiaries £m	Other non-cash movements £m	Exchange movements £m	At 31 December 2002 £m
Cash available on demand	89.7	(26.3)				2.5	65.9
Overdrafts	(18.9)	2.6				(2.7)	(19.0)
		(23.7)					
Loans due after one year	(896.0)	(181.8)	(71.5)	7.7	109.2	40.1	(1,092.3)
Loans due within one year	(73.4)	46.3	(49.9)	1.9	(109.3)	13.1	(171.3)
Finance leases due after one year	(91.0)	12.6	(8.2)	0.2	(31.7)	(0.1)	(118.2)
Finance leases due within one year	(7.3)	7.3	(6.3)	–	(5.7)	–	(12.0)
		(115.6)					
Liquid resources	0.2	(0.1)	–	–	–	–	0.1
Short term borrowings	–	0.5	–	–	–	(0.5)	–
Total	(1,096.7)	(138.9)	(135.9)	9.8	(37.5)	52.4	(1,346.8)

In these accounts net debt equates to net borrowings, which comprise loans, finance leases, short term borrowings and overdrafts less cash and liquid resources.

Liquid resources comprise term deposits of less than one year and are included within cash in the balance sheet.

(d) Purchase of subsidiaries and businesses

	P&O Stena Line 2002 £m	ProLogis refrigerated business 2002 £m	Other subsidiaries 2002 £m	Fair value adjustments 2002 £m	Fair value balance sheets 2002 £m	Fair value balance sheets 2001 £m
Net assets acquired:						
Fixed assets	272.2	48.0	20.8	(21.1)	319.9	48.2
Other net current assets/(liabilities)	(9.0)	3.3	–	–	(5.7)	2.0
Loans	(126.8)	–	(9.1)	–	(135.9)	(28.6)
Cash and overdrafts	51.8	–	1.2	–	53.0	0.5
Corporate taxation	–	–	0.1	–	0.1	(0.3)
Provisions	(9.0)	–	(0.6)	–	(9.6)	(0.7)
Minority interests	–	–	3.4	–	3.4	3.7
	179.2	51.3	15.8	(21.1)	225.2	24.8
Goodwill					121.9	35.9
Fair value adjustments to existing interests in net assets on acquisition of subsidiary					12.7	–
					359.8	60.7
Satisfied by						
Cash					241.8	55.0
Deferred consideration					(8.8)	(1.8)
Investments already owned					126.8	7.5
					359.8	60.7

The fair value adjustments relate to the acquisition of P&O Stena Line and are provisional.

Goodwill arising on purchase of subsidiaries and businesses includes £115.8m in respect of P&O Stena Line.

30 Notes to the Group cash flow statement (continued)
Prior to becoming a subsidiary, P&O Stena Line was accounted for as a joint venture. In accordance with Financial Reporting Standard 2 (Accounting for subsidiary undertakings), and in order to give a true and fair view, purchased goodwill has been calculated as the sum of the goodwill arising on each acquisition of shares in P&O Stena Line, being the difference at the date of each purchase between the fair value of the consideration paid and the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the Companies Act 1985, under which goodwill is calculated as the difference between cost and fair value on the date that P&O Stena Line became a subsidiary. Had goodwill been calculated under the Companies Act method, £58.9m already recognised in reserves would have been recharacterised as goodwill. The approach adopted has resulted in fair value adjustments to reserves of £12.7m.

The cash outflow of £188.8m (2001 £54.5m) on the purchase of subsidiaries and businesses comprises the cash consideration of £241.8m (2001 £55.0m) less net cash of £53.0m (2001 £0.5m) of the subsidiaries at the dates of acquisition. The negative deferred consideration of £8.8m represents £1.0m consideration provided for 2002 acquisitions to be paid in future years, less £9.8m representing payments in 2002 relating to companies purchased in prior years. The investments already owned represent the reserves of and loans to joint ventures and associates now consolidated as subsidiaries of £126.8m (2001 £7.5m).

The material subsidiaries acquired during the year contributed £41.4m to the Group's net operating cash flows, paid £2.6m in respect of net returns on investments and servicing of finance and utilised £15.2m for capital expenditure.

(e) Sale of subsidiaries and termination of businesses

	Contract Logistics 2002 £m	**Other subsidiaries 2002 £m**	**Disposal balance sheets 2002 £m**	Disposal balance sheets 2001 £m
Net assets sold:				
Fixed assets	**182.2**	**1.0**	**183.2**	3.4
Other net current assets	**33.9**	**–**	**33.9**	8.3
Loans	**(9.8)**	**–**	**(9.8)**	(0.9)
Cash and overdrafts	**15.2**	**–**	**15.2**	(0.2)
Corporate taxation	**(3.1)**	**–**	**(3.1)**	–
Provisions	**(20.7)**	**–**	**(20.7)**	(0.1)
Minority interests	**(6.8)**	**2.1**	**(4.7)**	(0.1)
Less: investment in joint ventures and associates retained	**–**	**–**	**–**	(1.1)
	190.9	**3.1**	**194.0**	9.3
Goodwill realised on disposal			**47.2**	–
(Loss)/profit on sale and termination of businesses			**(118.6)**	7.2
			122.6	16.5
Satisfied by				
Net cash consideration			**142.1**	76.1
Deferred consideration			**–**	(59.6)
Accrued costs			**(19.5)**	–
			122.6	16.5

The cash inflow of £126.9m (2001 £76.3m) on the sale of subsidiaries and termination of businesses comprises the net cash consideration of £142.1m (2001 £76.1m) less net cash of £15.2m (2001 £0.2m overdrafts) of the subsidiaries at the dates of disposal.

Goodwill realised on disposal comprises £47.2m (2001 £nil) in respect of subsidiaries.

The material subsidiaries sold during the year contributed £16.5m to the Group's net operating cash flows, paid £8.9m in respect of net returns on investments and servicing of finance, paid £2.4m in respect of taxation, utilised £39.7m for capital expenditure and paid £21.1m for acquisitions and disposals.

31 Financial instruments

This note contains disclosures as required under Financial Reporting Standard 13 (Derivatives and other financial instruments: disclosures). The Group's policies and procedures in relation to the role and management of financial instruments and financial risk are set out in the Group financial review on pages 23 to 25. For the purpose of this note, other than currency disclosures, the only debtors and creditors included are deferred consideration receivable in more than one year, totalling £30.4m (2001 £27.6m), deferred consideration payable in more than one year, totalling £1.5m (2001 £8.2m), other interest bearing balances of £0.3m (2001 £0.9m) included within creditors falling due in more than one year, and all loans, bank overdrafts and short term borrowings, as permitted by FRS 13.

The interest rate profile of the financial liabilities of the Group after taking into account the effect of interest rate swaps is set out in the tables below:

31 December 2002	Total £m	Variable rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Weighted average interest rate for fixed rate financial liabilities %	Average time over which interest rate is fixed months
Currency:						
Non-equity stockholders funds: irredeemable	93.2	–	93.2	–	5.43	n/a
Sterling	661.9	376.4	285.5	–	6.44	64
Sterling: irredeemable	4.7	–	4.7	–	6.29	n/a
US dollars	405.1	100.1	305.0	–	5.99	60
Australian dollars	136.2	44.0	92.2	–	8.16	35
Euro	66.2	64.8	1.4	–	5.60	21
Other	140.5	38.4	101.9	0.2	8.92	36
Total	1,507.8	623.7	883.9	0.2	6.64	55

31 December 2001	Total £m	Variable rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Weighted average interest rate for fixed rate financial liabilities %	Average time over which interest rate is fixed months
Currency:						
Non-equity stockholders funds: irredeemable	93.2	–	93.2	–	5.43	n/a
Sterling	428.1	158.1	270.0	–	6.81	71
Sterling: irredeemable	4.7	–	4.7	–	6.29	n/a
US dollars	460.4	138.8	321.6	–	7.32	58
Australian dollars	139.6	78.0	56.9	4.7	9.86	28
Euro	64.8	57.1	4.2	3.5	7.11	47
Other	98.1	38.5	59.6	–	10.02	26
Total	1,288.9	470.5	810.2	8.2	7.30	58

The Group borrows in a range of currencies at both fixed and variable rates of interest.

The variable rate financial liabilities comprise bank borrowings and overdrafts bearing interest at rates fixed in advance for periods ranging from one to six months by reference to the applicable reference rate, primarily LIBOR for sterling, US dollar and euro borrowings, and the BBSY rate for Australian dollar borrowings.

31 Financial instruments (continued)

The interest rate profile of the financial assets of the Group is set out in the tables below:

31 December 2002	Total £m	Variable rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is received £m	Weighted average interest rate for fixed rate financial assets %	Average time over which interest rate is fixed months
Currency:						
Sterling	**41.4**	**11.1**	**27.4**	**2.9**	**11.00**	**69**
US dollars	**21.6**	**14.0**	**7.5**	**0.1**	**8.21**	**269**
Australian dollars	**3.2**	**1.7**	**–**	**1.5**	**n/a**	**n/a**
Euro	**20.0**	**19.3**	**–**	**0.7**	**n/a**	**n/a**
Other	**22.3**	**21.4**	**0.1**	**0.8**	**12.00**	**2**
Total	**108.5**	**67.5**	**35.0**	**6.0**	**10.41**	**112**

31 December 2001	Total £m	Variable rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is received £m	Weighted average interest rate for fixed rate financial assets %	Average time over which interest rate is fixed months
Currency:						
Sterling	55.1	28.3	24.6	2.2	11.00	81
US dollars	28.6	21.0	7.6	–	8.02	261
Australian dollars	7.1	5.4	0.1	1.6	5.00	12
Euro	26.2	23.0	0.2	3.0	16.00	12
Other	14.1	13.1	0.2	0.8	15.03	4
Total	131.1	90.8	32.7	7.6	10.36	121

The majority of variable rate financial assets comprise bank accounts bearing interest at the applicable LIBOR rate for sterling deposits or the applicable local equivalent rate. Fixed rate financial assets include deferred consideration relating to the sale of fixed assets and businesses, and other interest bearing and non-interest bearing investments.

The financial assets on which no interest is received do not have any fixed periods to maturity.

31 Financial instruments (continued)

The following tables show the Group's currency exposures, being exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit concerned, excluding certain non-sterling borrowings treated as hedges of net investments in overseas operations.

The amounts shown take into account the effect of any forward contracts entered into to manage currency exposures.

31 December 2002	Net foreign currency monetary assets/(liabilities)					
Functional currency of Group operation:	**Sterling £m**	**US dollars £m**	**Australian dollars £m**	**Euro £m**	**Other £m**	**Total £m**
Sterling	**–**	**14.7**	**–**	**27.3**	**(1.2)**	**40.8**
Australian dollar	**–**	**0.6**	**–**	**–**	**0.4**	**1.0**
Other	**–**	**0.8**	**–**	**–**	**–**	**0.8**
	–	**16.1**	**–**	**27.3**	**(0.8)**	**42.6**

31 December 2001	Net foreign currency monetary assets/(liabilities)					
Functional currency of Group operation:	Sterling £m	US dollars £m	Australian dollars £m	Euro £m	Other £m	Total £m
Sterling	–	22.0	(0.3)	0.2	–	21.9
Australian dollar	–	–	–	–	–	–
Other	–	4.2	–	–	0.3	4.5
	–	26.2	(0.3)	0.2	0.3	26.4

A comparison by category of book value and fair value of the Group's financial assets and liabilities is as follows:

	2002		2001	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Loans	**(1,393.8)**	**(1,397.1)**	(1,167.7)	(1,168.7)
Other investments and deferred consideration receivable	**42.5**	**42.5**	41.2	41.2
Other creditors and deferred consideration payable	**(1.8)**	**(1.8)**	(9.1)	(9.1)
Cash	**66.0**	**66.0**	89.9	89.9
Bank overdrafts	**(19.0)**	**(19.0)**	(18.9)	(18.9)
Non-equity stockholders' funds	**(93.2)**	**(95.8)**	(93.2)	(101.0)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	**–**	**(58.9)**	–	(30.0)
Forward foreign currency contracts	**–**	**–**	–	(0.2)
Derivative financial instruments held or issued to hedge the currency exposure on expected future transactions:				
Forward foreign currency contracts	**–**	**5.3**	–	0.7
Derivative financial instruments held to manage exposure to fuel price fluctuations				
Fuel price swaps	**–**	**2.2**	–	(1.1)
	(1,399.3)	**(1,456.6)**	(1,157.8)	(1,197.2)

The fair value of non-convertible bonds and dollar notes included in loans above is based on the quoted market price of comparable debt. Other *loans include term loans and finance leases. These are largely at variable interest rates and therefore the book value normally equates to the fair* value.

The fair value of other investments is based on the year end quoted price for listed investments and the estimated recoverable amount for unlisted investments.

31 Financial instruments (continued)

The fair value of deferred consideration and other creditors is based on the estimated recoverable and payable amounts.

The fair value of cash and bank overdrafts approximates to the book value due to the short term maturity of the instruments.

The fair value of non-equity stockholders' funds, which relate to the preferred stock and concessionary stock, is based on the quoted market price.

The fair value of derivative financial instruments is discounted to the net present value using prevailing market rates and foreign currency rates at the balance sheet date.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on forward foreign currency contracts, fuel price swaps, cross currency swaps and interest rate swaps are as follows:

	Gains £m	(Losses) £m	Net gains/ (losses) £m
At 31 December 2000	39.2	(87.3)	(48.1)
Gains/(losses) arising before 1 January 2001 that were recognised during the year ended 31 December 2001	(11.3)	36.4	25.1
Gains/(losses) arising before 1 January 2001 that were not recognised during the year ended 31 December 2001	27.9	(50.9)	(23.0)
Gains/(losses) arising in the year to 31 December 2001 that were not recognised during the year ended 31 December 2001	1.0	(8.6)	(7.6)
At 31 December 2001	28.9	(59.5)	(30.6)
Gains/(losses) arising before 1 January 2002 that were recognised during the year ended 31 December 2002	(3.5)	9.7	6.2
Gains/(losses) arising before 1 January 2002 that were not recognised during the year ended 31 December 2002	25.4	(49.8)	(24.4)
Gains/(losses) arising in the year to 31 December 2002 that were not recognised during the year ended 31 December 2002	(7.3)	(19.7)	(27.0)
At 31 December 2002	18.1	(69.5)	(51.4)
Of which:			
Gains/(losses) expected to be recognised in less than one year	4.6	(2.8)	1.8
Gains/(losses) expected to be recognised after more than one year	13.5	(66.7)	(53.2)
	18.1	(69.5)	(51.4)

Of the above unrecognised net gains/(losses) at 31 December 2002, a £5.3m gain (2001 £0.7m) is a result of forward contracts taken out to fix the contracted capital expenditure and operating lease commitments on ships into their functional currency as follows:

	Gains £m	(Losses) £m	Net gains/ (losses) £m
Net gains/(losses) at 31 December 2002	18.1	(69.5)	(51.4)
Less: (Gains)/losses on contracted foreign currency capital expenditure and operating lease commitments	(11.0)	5.7	(5.3)
Gains/(losses) on other hedges	7.1	(63.8)	(56.7)

The underlying commitments, after taking these contracts into account, are reflected within note 28.

Principal subsidiaries, joint ventures and associates

at 31 December 2002

	Country of incorporation	Percentage of equity share capital owned	Business description
Ports			
Century Group Pty Ltd	Papua New Guinea	100%	Port and maritime services
P&O Australia Ports Pty Ltd	Australia	100%	Holding company
P&O Maritime Services Pty Ltd	Australia	100%	Offshore services, ships agency and chartering
P&O Polar Australia Pty Ltd	Australia	100%	Antarctic research and resupply services
P&O Ports Ltd	Australia	100%	Container terminals, stevedoring and international port management
P&O Ports North America Inc	USA	100%	Stevedoring and passenger terminal services
P&O Ports N.V.	Belgium	100%	Container terminal operations
Qasim International Container Terminal Pakistan Ltd	Pakistan	75%	Container terminal operations
Nhava Sheva International Container Terminal Ltd	India	95%	Container terminal operations
Container Terminals Australia Ltd	Australia	90.4%	Container terminal operations
Asian Terminals Inc	The Philippines	84.1%	Container terminal operations
Chennai Container Terminal Private Ltd	India	75%	Container terminal operations
Terminales Rio de la Plata SA	Argentina	53.1%	Container terminal operations
Southampton Container Terminals Ltd	England	51%	Container terminal operations
Partrederiet International Offshore Services ANS	Norway	50%	Offshore maritime services
Port Newark Container Terminal LLC	USA	50%	Container terminal operations
PT Terminal Petikemas Surabaya	Indonesia	49%	Container terminal operations
Qingdao Qianwan Container Terminal	PR China	49%	Container terminal operations
Laem Chabang International Terminal Co Ltd	Thailand	34.5%	Container terminal operations
Tilbury Container Services Ltd	England	34%	Container terminal operations
Shekou Container Terminals Ltd	PR China	25%	Container terminal operations
Cold Logistics			
Pacific Cold Storage Inc	USA	100%	Cold storage
P&O Cold Logistics Argentina SA	Argentina	100%	Freezer, handling and cold storage of consumables
P&O Cold Logistics Ltd	Australia	100%	Freezing, handling and cold storage of consumables
Ferries			
Larne Harbour Ltd	Northern Ireland	100%*	Harbour operator
P&O European Ferries (Irish Sea) Ltd	England	100%	Ferry services
P&O European Ferries (Portsmouth) Ltd	England	100%	Ferry services
P&O Ferries (Holdings) Ltd	England	100%*	Holding company
P&O Ferries Ltd	England	100%	Ferry services
P&O Ferrymasters Ltd	Northern Ireland	100%†	International unit loads
P&O North Sea Ferries BV	Holland	100%	Ferry services
P&O North Sea Ferries Ltd	England	100%*	Ferry services
Three Quays International Ltd	England	100%*	Marine consultancy and project management services

	Country of incorporation	Percentage of equity share capital owned	Business description
P&O Nedlloyd			
P&O Nedlloyd Container Line Ltd	England	50%*	Holding company
P&O Nedlloyd BV	Netherlands	50%	International through transport
P&O Nedlloyd Ltd	England	50%	International through transport
Roadways Container Logistics Ltd	England	50%	Container haulage and inland container terminals
Bulk shipping			
Associated Bulk Carriers Ltd	England	50%*	Transport of bulk commodities
Property			
P&O Developments Ltd	England	100%	Property development
P&O Properties Inc	USA	100%	Holding company
TCD North Inc	USA	100%	Property development
Technology Park/Atlanta Inc	USA	100%	Property development
HTC Hanseatic Trade Center GmbH & Co Grundbesitz KG	Germany	47.5%	Property development
Vector Investments Ltd	England	50%	Arena development and ownership
Boston Wharf Company	USA	100%	Property development
P&O Property Holdings Ltd	England	100%*	Property investment
P&O Properties Ltd	England	100%	Property management
P&O Properties Boston Inc	USA	100%	Property development
Inmogolf SA	Spain	100%	Resort operation and property development

* owned directly by the Company
† 83.9 per cent owned directly by the Company

Information for stockholders

Stockholder enquiries/change of address
For enquiries relating to holdings of stock of the Company such as the loss of a stock certificate, dividend payments, or to notify a change of address, please write to the Company's registrar: Computershare Investor Services PLC, PO Box 435, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 4BR. Telephone: (0870) 702 0139.

Stockholder information on the internet
The Company's registrar, Computershare Investor Services PLC, has introduced a facility where holders of P&O stock are able to access details of their shareholding over the internet subject to passing an identity check.

You can access this service on their website at: http://www.computershare.com

Payment of dividends to mandated accounts
Stockholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate instruction form obtainable from the Company's registrar, as above. Tax vouchers are sent to the stockholder's registered address under this arrangement unless requested otherwise. A copy of the mandate form may also be obtained from the registrar's website.

Amalgamation of your stockholding
If you have received more than one copy of this annual report, there may be more than one account in your name on the P&O register. If you would like to amalgamate your holdings, please write to the Company's registrar, as above, giving details of the accounts concerned and instructions on how they should be amalgamated.

Dividend Reinvestment Plan (DRIP)
A Dividend Reinvestment Plan (DRIP) is available that gives stockholders the opportunity to use their cash dividend to buy P&O deferred stock through a special low-cost dealing arrangement. The DRIP is run and administered by the Company's registrar, Computershare Investor Services PLC, from whom copies of the DRIP brochure and application form are obtainable, as above. You may also request details by contacting the Registrar by email at web.queries@computershare.co.uk

Individual Savings Account (ISA)
The Company has made arrangements with Halifax Share Dealing Limited, to provide stockholders with a stocks and shares Individual Savings Account (ISA) for P&O stock only. A brochure on the P&O ISA may be obtained by writing to the Company Secretary's office, 79 Pall Mall, London SW1Y 5EJ or by email at secretariat@pogroup.com. Halifax Share Dealing Limited is regulated by the Financial Services Authority, a member of the London Stock Exchange and an Inland Revenue approved ISA manager.

Low cost share dealing service
A special low cost share dealing service is available through Hoare Govett Limited for private investors who wish to buy or sell holdings of P&O stock in a simple cost effective way. Details may be obtained by contacting the Company Secretary's office, as above.

A low cost telephone dealing service has also been arranged with Stocktrade. For information on this service please call 0845 601 0995, quoting reference LOW Col 33.

Travel concessions for eligible stockholders
Eligible holders of 5.5 per cent concessionary stock are entitled under the formal P&O Concessionary Fare Scheme to travel at reduced fares on the ferry services operated by P&O Ferries between Dover – Calais and Portsmouth – Cherbourg/Le Havre and services operated by P&O Irish Sea between Cairnryan – Larne.

In addition, the directors have decided that during 2003 eligible holders of deferred stock, preferred stock or 5.5 per cent concessionary stock may travel at reduced fares (which may be varied or withdrawn at any time) on the services between Portsmouth – Bilbao and between Hull – Zeebrugge/Rotterdam operated by P&O Ferries, and on the services between Mostyn/Liverpool – Dublin operated by P&O Irish Sea.

Details of the P&O Concessionary Fare Scheme and the concessions available at the directors' discretion may be obtained by contacting the Company Secretary's office, as above.

Electronic communication
If you would like to receive notification of the availability of certain documents (for example the Annual Report and Accounts) on the P&O website you can register on-line via the Company's website, www.pogroup.com, by selecting Electronic Communication either via Quick links or the Investor section.

To register on-line you will need to have your 11 character stockholder reference number which is located on your stock certificate or dividend tax voucher.

If you have any queries please call the Computershare helpdesk on 0870 889 3109.

Financial calendar and addresses

2003 Financial calendar

6 March	announcement of 2002 final results
19 March	ex-dividend date for 2002 final dividend
21 March	registration qualifying date for 2002 final dividend
16 May	Annual General Meeting
4 June	2002 final dividend payable
September	announcement of unaudited 2003 interim results and 2003 interim dividend

Head office

79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Internet http://www.pogroup.com

Auditor

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

Registrar and transfer offices

Computershare Investor Services PLC
PO Box 435, Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR
Telephone (0870) 702 0139
Internet http://www.computershare.com

Computershare Investor Services PLC
7th Floor
Jupiter House
Triton Court
14 Finsbury Square
London EC2A 1BR

Australia

Overseas address
P&O Australia Ltd
160 Sussex Street
Sydney, NSW 2000

Registrar
Computershare Investor Services Pty Ltd
Level 3/60 Carrington Street
GPO Box 7045
Sydney, NSW 2000

Japan

Sharehandling agent
UFJ Trust Bank Limited
Corporate Agency Planning Dept
5-3 Nihombashi
1-chome, Chuo-ku
Tokyo 103-0027

USA

ADR depositary
JP Morgan Chase Bank
JPMorgan Service Center
PO Box 43013
Providence, RI 02940-3013
USA

Printed on material manufactured in a plant
with advanced environmental protection standards,
using a 100 per cent chlorine-free bleached pulp

Designed by Emperor Design

Thanks to all P&O employees who helped with the
production and organisation of the photography

Printed by **Pillans & Wilson Greenaway Ltd.**, a member of the ormolu group. S141633





The Peninsular and Oriental Steam Navigation Company
Incorporated by Royal Charter with limited liability, company number Z73
79 Pall Mall
London SW1Y 5EJ
Telephone: +44 (0)20 7930 4343

Contact us



www.pogroup.com